Key To Our Future:

Powerful Strategies, Sharp Focus

Colgate-Palmolive Company 2007 Annual Report


Colgate


08044714

About Colgate-Palmolive Company: Colgate-Palmolive is a $13.8 billion global company serving people in more than 200 countries and territories with consumer products that make lives healthier and more enjoyable. The Company focuses on strong global brands in its core businesses — Oral Care, Personal Care, Home Care and Pet Nutrition. Colgate is delivering strong global growth by following a tightly defined strategy to increase market leadership positions for key products, such as toothpaste, toothbrushes, bar and liquid soaps, deodorants/antiperspirants, dishwashing detergents, household cleaners, fabric conditioners and specialty pet food.


SCIENCE DIET
TENDER CHUNKS
CAPRICE
AJAX
Professional
EXTRA POWER
Colgate
Plax
WHITENING
Colgate

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Key To Our Future: Powerful Strategies, Sharp Focus

- Succeeding With Consumers, The Profession And Our Customers
- Innovating Everywhere
- Effectiveness And Efficiency In Everything
- Strengthening Leadership Worldwide


共创国家卫生城市

Excellent Sales And Profit Growth Across All Divisions

(Dollars in Millions Except Per Share Amounts)	**2007***	2006†	Change
Unit Volume, Excluding Divested Businesses			+7.0%
Worldwide Sales	**$13,789.7**	$12,237.7	+12.5%
Gross Profit Margin	**56.2%**	54.8%	+140 basis points
Operating Profit	**$ 2,653.1**	$ 2,160.5	+23%
Operating Profit Margin	**19.2%**	17.7%	+150 basis points
Net Income	**$ 1,737.4**	$ 1,353.4	+28%
Percent to Sales	**12.6%**	11.1%	+150 basis points
Diluted Earnings Per Share	**$ 3.20**	$ 2.46	+30%
Dividends Paid Per Share	**$ 1.40**	$ 1.25	+12%
Operating Cash Flow	**$ 2,203.7**	$ 1,821.5	+21%
Number of Registered Common Shareholders	**32,200**	33,400	-4%
Number of Common Shares Outstanding (in millions)	**509**	513	-1%
Year-end Stock Price	**$ 77.96**	$ 65.24	+19%

Highlights

- Worldwide sales rose 12.5% to an all-time high.
- Every operating division reported sales and profit increases for the year.
- Gross profit margin increased 140 basis points. Excluding restructuring charges, gross profit margin increased 90 basis points to a record high.
- Global advertising grew 17% to an all-time record level of $1,545.7 million, on top of double-digit growth in the prior year.
- Operating cash flow grew to an all-time record level of $2,203.7 million.
- The quarterly dividend rate increased by 13% in 2007.

* Net income and diluted earnings per share in 2007 include an aftertax charge of $183.7 million ($0.34 per share) related to the 2004 Restructuring Program and the net aftertax impact of certain Other Items that increased net income by $85.4 million ($0.16 per share).

† Net income and diluted earnings per share in 2006 include an aftertax charge of $286.3 million ($0.52 per share) related to the 2004 Restructuring Program and the net aftertax impact of certain Other Items that increased net income by $38.2 million ($0.07 per share).

A complete reconciliation between reported results and results excluding the 2004 Restructuring Program and Other Items, including a description of such Other Items, is available on Colgate's web site.

Growth Highlights of Five Divisions (% of sales)

North America



20%

- Unit volume grew 5.5%, excluding 2006 divestments.
- Sales and operating profit increased 5.0% and 21%, respectively.
- Strong sales of Colgate Total Advanced Clean toothpaste helped drive market share for the Colgate Total equity in the U.S. to a record high for the year.
- Fabuloso liquid cleaner and Suavitel fabric conditioner each achieved record high market shares for the year in the U.S.

Latin America

25%

- Unit volume grew 10.5% in 2007, excluding divestments.
- Sales and operating profit increased 15.5% and 15%, respectively.
- Strong sales of premium-priced offerings such as Colgate Total Professional Clean, Colgate Sensitive and Colgate Max White toothpastes and Colgate 360° manual toothbrush drove share gains throughout the region.

Europe/ South Pacific



25%

- Unit volume grew 6.5% in 2007.
- Sales and operating profit increased 14.5% and 12%, respectively.
- Colgate Total and Colgate Max Fresh toothpastes, Colgate 360° manual toothbrush, Colgate 360° Sonic Power battery toothbrush, Palmolive Pure Cashmere shower gel and Ajax Professional liquid cleaners drove growth throughout the region.

Greater Asia/ Africa



- Unit volume grew 8.5% in 2007.
- Sales and operating profit grew 16.5% and 30%, respectively.
- Colgate Total Professional Clean, Colgate Herbal Seabuckthorn and Darlie Double Action toothpastes, Colgate 360° and Colgate 360° Sensitive manual toothbrushes, and Palmolive Vitamins and Oil shower gel drove growth throughout the region.

Hill's Pet Nutrition

13%

- Unit volume grew 3.5% in 2007.
- Sales and operating profit increased 11.5% and 9%, respectively.
- Veterinary recommendations and innovative new products including Prescription Diet c/d Multicare Feline and Science Diet Adult Large Breed Canine pet foods continue to drive growth at Hill's.



Colgate
Colgate
olgate

Net Sales ($ millions)



$14,000
10,500
7,000
3,500
0
9,903
10,584
11,397
12,238
13,790
'03
'04
'05
'06
'07

Advertising ($ millions)



$1,600
1,200
800
400
0
966
1,063
1,194
1,320
1,546
'03
'04
'05
'06
'07

Dividends Paid (per common share)



$1.40
1.05
0.70
0.35
0
0.90
0.96
1.11
1.25
1.40
'03
'04
'05
'06
'07

Gross Profit Margin and Additional Information* (% of sales)



57%
56
55
54
0
55.0
55.2*
55.1
55.3*
54.4
56.4*
54.8
57.3*
56.2
'03
'04
'05
'06
'07

* Excludes restructuring and implementation-related charges related to the 2004 Restructuring Program that reduced gross profit by $154 million, $196 million, $100 million and $3 million in 2007, 2006, 2005 and 2004, respectively. These charges reduced gross profit margin as a percentage of net sales by 110 basis points, 160 basis points, 90 basis points and 10 basis points in 2007, 2006, 2005 and 2004, respectively. A complete reconciliation between reported results and results excluding charges under the 2004 Restructuring Program and Other Items, including a description of such Other Items, is available on Colgate's web site.

Operating Profit and Additional Information* ($ millions)




$3,000
2,250
1,500
750
0
2,166
2,191*
2,122
2,284*
2,215
2,509*
2,161
2,892*
2,653
'03
'04
'05
'06
'07

* Excludes restructuring and implementation-related charges related to the 2004 Restructuring Program that reduced operating profit by $259 million, $395 million, $183 million and $69 million in 2007, 2006, 2005 and 2004, respectively. In addition, 2007, 2006 and 2005 exclude the net impact of certain Other Items that increased operating profit by $20 million, $47 million and $114 million, respectively. A complete reconciliation between reported results and results excluding charges under the 2004 Restructuring Program and Other Items, including a description of such Other Items, is available on Colgate's web site.

Diluted Earnings Per Share and Additional Information*

$3.40
2.55
1.70
0.85
0
2.46
2.42*
2.33
2.64*
2.43
2.91*
2.46
3.38*
3.20
'03
'04
'05
'06
'07

* Excludes restructuring and implementation-related charges related to the 2004 Restructuring Program that reduced diluted earnings per share by $0.34, $0.52, $0.26 and $0.09 in 2007, 2006, 2005 and 2004, respectively. In addition, 2007, 2006 and 2005 exclude the net impact of certain Other Items that increased diluted earnings per share by $0.16, $0.07 and $0.05, respectively. A complete reconciliation between reported results and results excluding charges under the 2004 Restructuring Program and Other Items, including a description of such Other Items, is available on Colgate's web site.

Dear Colgate Shareholder...





Pictured above, Ian Cook, President and Chief Executive Officer, and Reuben Mark, Chairman of the Board, address shareholders at the Company's 2007 Annual Meeting of Shareholders held in New York City.

Strong Top and Bottom Line Momentum Continued in 2007

We are delighted that 2007 was a year of excellent growth momentum for Colgate. Global sales rose 12.5% to an all-time record level, and global unit volume from continuing businesses grew 7.0% on top of the outstanding growth achieved in 2006. In fact, every operating division reported sales and profit increases for the year.

Advertising spending supporting the Company's brands rose 17% to an all-time record level on top of double-digit growth in 2006, leading to worldwide market share gains and strong volume increases. Notably, Colgate's global market shares in toothpaste, manual toothbrushes, mouth rinse, bar soaps, shower gels and fabric conditioners all finished the year at record highs.

Profits in 2007 include $183.7 million of aftertax charges associated with our 2004 Restructuring Program and the net aftertax impact of certain Other Items that increased net income by $85.4 million. Excluding these items, net income, operating profit and diluted earnings per share were at record-high levels for the year. A complete reconciliation between reported results and results excluding the 2004 Restructuring Program and Other Items, including a description of such Other Items, is available on Colgate's web site.

We are particularly pleased that gross profit margin increased 90 basis points in 2007 to a record 57.3%, excluding restructuring charges, despite sharply rising energy-related costs worldwide. Including restructuring charges, gross profit margin was 56.2%.

Cash flow was also strong, with operating cash flow reaching an all-time record level for the year. The Company's strong cash generation and positive growth momentum led the Board of Directors to authorize a 13% increase in the quarterly dividend rate, effective in the second quarter of 2007.

Overall, Colgate's fundamentals are strong and getting stronger, with all key ratios moving in the right direction.

Underlying Colgate's current business success and key to our future success is our ongoing commitment to four powerful strategic initiatives: improved go-to-market initiatives focused on succeeding with consumers, the profession and our customers, a stronger focus on innovation, greater effectiveness and efficiency everywhere, and strengthening leadership worldwide.

Improved Go-to-Market Initiatives

Critically important to our marketplace success are close relationships with three key groups: consumers, dental and veterinary professionals, and retail customers.

Colgate continues to connect with consumers in new and different ways to better understand their wants and needs, and to increase sales of Colgate products. For example, in a recent integrated marketing campaign promoting Colgate Max Fresh toothpaste in China, traditional advertising and in-store activities were combined with an on-line campaign and video contest to better reach our target audience of younger consumers.

Additionally, we continue to conduct a variety of consumption-building activities around the world. One example is our very successful "Bright Smiles, Bright Futures" comprehensive oral health education initiative, which has provided oral health information and Colgate product samples to over 500 million children in 80 countries in 30 languages since the program began 17 years ago. Selling Colgate products in affordable small-sized packages such


FOR THE GOOD HEALTH OF YOUR SKIN
Protex
DEO 12
Approved by Ministry of Health, Malaysia
Antibacterial Soap
All-Day Deodorant Protection
DERMATOLOGIST TESTED

as single-use sachets is another way we are building consumption in emerging markets like India, where disposable income levels are low for many consumers.

Another powerful growth driver is Colgate's strategy to present consumers with higher-value offerings. Premium-priced products are driving sales growth and market share gains across categories in key countries around the world. In Brazil, for example, Colgate Total toothpaste now represents nearly 20% of Colgate's toothpaste sales in that country versus just 1% four years ago.

Our activities and relationships with dental professionals also build our business. For instance, our Company is highly visible at dental conventions, participates in Oral Health Month celebrations around the world and has a robust professional sampling program.

All of these activities are strengthening our relationships with dental professionals everywhere and greatly contribute to Colgate's leading position as the toothpaste brand recommended most often by dentists worldwide.

Similarly, at Hill's, veterinary endorsements are equally important to drive trial of products and build long-term brand loyalty. Professional programs at Hill's include sponsoring veterinary conferences, nutrition education programs at veterinary colleges and partnering with animal shelters to feed pets at the shelters, and provide product samples and information about the health benefits of proper pet nutrition to prospective pet owners.

Succeeding with our retail customers is another critical part of our business strategy. These relationships are especially important today since research shows that more than 50% of consumer purchase decisions are taking place in the store. One key global initiative, called Shopper Marketing, focuses on shoppers' in-store behavior and is leading to new growth opportunities for Colgate. For example, in the United States, Colgate learned that during their frequent trips to the pharmacy, people with diabetes often search for products and health information that will help manage their disease. Colgate then launched an expansive in-store marketing campaign within the pharmacy section promoting the benefits of Colgate Total toothpaste in helping to prevent the gum disease gingivitis, a condition diabetics are more likely to suffer. As a result, market shares for Colgate Total toothpaste among diabetics increased dramatically.

To meet shopper needs across all retail environments, Colgate has formed multifunctional customer development teams. Collaborating with retail customers, the teams develop commercial plans that align both the customers' and Colgate's strategic priorities and business goals, and develop the most efficient ways to grow the categories in which we compete.

Stronger Focus on Innovation

Innovation is a key factor in our growth strategy and involves everything from the identification of consumer and shopper insights to superior R&D to improving daily processes in all areas of the business. We take a multifaceted approach to keep our pipeline full of innovative products ready for launch. At the Company's three long-term innovation centers, marketers focus on new product concepts extending three to five years into the future. These centers are focused by category: Oral Care, Pet Nutrition and, new in 2008, Body Cleansing.

The long-term centers supplement the work of nine other category innovation centers in Oral Care, Personal Care, Home Care and Pet Nutrition that focus on product ideas expected to launch within three years. These shorter-term centers are strategically located around the world to be close to all of our consumers.


Colgate
Fluoride Toothpaste
ADVANCED WHITENING
AND STAIN PREVENTION
NEW
DINȚI MAI ALBI ÎN 14 ZILE
100ml/128g ℮
With Micro-Cleaning Crystals

Simultaneously, Colgate scientists conduct early research to establish a scientific foundation to support the ideas generated by the innovation centers. For example, behind the recently launched Palmolive Pure Cashmere shower gel and liquid hand soap is breakthrough patented technology that delivers superior moisturization. Recognized as best-in-class, Colgate's research and development program conducts some 175 clinical trials each year in more than 30 countries to support our product concepts.

To further enhance our ability to develop new products and processes, Colgate is partnering with outside experts, such as suppliers that are technical leaders, leading research firms and the academic community. Colgate's growing market shares in toothbrushes are due in part to a partnership with a European-based supplier that helped to develop the very successful line of Colgate 360° manual and powered toothbrushes.

Additionally, we are getting new products to market faster than ever before. Colgate's "Big Hits" process identifies new product opportunities with the greatest growth potential and strategic value, and provides them with additional resources, including senior management involvement. Through this process, for example, Colgate Total Professional Clean toothpaste reached 18 countries in Latin America in just six months.

Importantly, innovation at Colgate extends beyond new products to all business processes. In the area of information systems, Colgate has long been at the leading edge via its 13-year partnership with German software company SAP. In 2007, Colgate reached a new milestone, being the first of SAP's more than 40,000 customers to have implemented SAP software in over 100 countries.

By increasing our innovation capabilities around the world, Colgate is growing its market shares in key categories and improving the way we operate across all of our business functions.

Becoming Even More Effective and Efficient Everywhere

We are now more than halfway through our four-year restructuring and business-building program, announced in December 2004, which was designed to accelerate growth and generate additional savings throughout the income statement. During 2007, incremental savings projects were identified by the Company that will be completed without extending the length of the 2004 Restructuring Program beyond the previously announced completion date of December 31, 2008. We are very pleased that the expanded 2004 Restructuring Program is progressing on schedule and is generating sizable savings as expected. We are on track to achieve our expanded goal of annual aftertax savings of $325 million to $350 million.

We have also made good progress on our plan to build a truly global supply chain, with state-of-the-art global and regional manufacturing centers replacing older, less efficient plants. Our new oral care plant in Morristown, Tennessee, for example, which manufactures toothpaste for North American markets, became fully operational in January 2008. This highly modernized facility contains leading-edge, high-speed equipment and is designed to use energy, water, materials and land more efficiently than a standard building, while providing a healthy indoor environment, and generating less waste and lower operating costs. As a result, the U.S. Green Building Council awarded the Morristown facility certification under their Leadership in Energy and Environmental Design (LEED) rating system.

Another way we are generating savings is through a new global process that we call Colgate Business Planning. Colgate Business Planning is enabling Colgate to grow net sales, market shares and margin through increased transparency on effective commercial investment, better cross-functional collaboration and longer-term planning goals. Supported by customized SAP software, this new commercial process is institutionalizing a strong return on investment methodology into Colgate's daily work and practices.

Strengthening Leadership Worldwide

It takes effective leaders at all levels to guide a company to success. We strongly believe the unified commitment and strength of Colgate leaders around the world are critical to the Company's ability to achieve outstanding business results, particularly during a period of senior management transition. We wish to thank all Colgate people for their dedication and


deeply hydrating
NO GREASY FEEL
NEW!
Softsoap
SKIN ESSENTIALS
Nutra·Oil
MOISTURIZING BODY WASH
hydrating
extra dry skin

efforts in helping the Company manage through this process and deliver terrific business results in 2007.

Training and development for all employees is an integral part of working at Colgate. Colgate people not only take courses to build their skills to meet key business needs, they also are required to attend courses, such as Business Integrity: Colgate's Values at Work, that place strong emphasis on how to conduct business ethically and with respect for all people and all cultures.

This respect also extends to the world around us. Colgate has a long history of developing and marketing products that are safe for consumers and are friendly to the environment. We have demonstrated a long-standing commitment to conducting business in an ethical manner, with an intense focus on consumers and the communities we serve. In 2007, we affirmed this commitment to increasingly integrate global sustainability as a key part of our business strategy by establishing a new global task force on sustainability, comprised of members of Colgate's senior leadership team.

Looking Ahead

Colgate ended 2007 with excellent business momentum. We have clearly defined strategies in place, with a tight focus on our higher-margin priority businesses of Oral Care, Personal Care and Pet Nutrition. We are firmly committed to becoming closer to consumers everywhere, to strengthening our partnerships with the dental and veterinary professions and our customers, to fostering innovation in all areas of our business and to becoming even more effective and efficient in everything we do.

Looking to the future, we are confident that our positive business momentum will continue and enable Colgate to deliver excellent-quality, double-digit earnings per share growth in 2008.

As we move ahead together through today's challenging and rapidly changing global marketplace, we wish to thank all Colgate people worldwide for their personal commitment and efforts, and express appreciation for the support of our customers, suppliers, agencies, shareholders and directors.

Thank You,

Reuben Mark
Chairman of the Board

Ian Cook
President and Chief Executive Officer

A Very Special Thank You

Reuben Mark
Chairman of the Board

Over the 23 years that he served as Colgate's CEO, the leadership, values and vision of Reuben Mark inspired Colgate people worldwide to reach ever higher, and consistently build Colgate's business. Reuben retired as CEO on July 1, 2007 after a 44-year career at Colgate, but his outstanding legacy – a strong, caring and simple worldwide culture – will support our success for many years to come.

Reuben successfully promoted an unwavering commitment to Colgate's global values: **Caring** – for Colgate people everywhere, customers, consumers and the communities where we operate; **Continuous Improvement** – getting a little better every day; and **Global Teamwork** – diverse Colgate people around the world working together for the common good. Pursuing these beliefs plays a vital role in sustaining strong performance over time.

Reuben championed a business strategy that focused tightly on a limited number of core product categories, encouraged constant improvements in efficiency and effectiveness, and established processes to develop Colgate people from all areas of the world to their full potential. During the 23 years he served as CEO, Colgate shareholders received a total return of 4,206%, while the S&P 500 delivered 1,483% and the Company's peer group, as defined in its proxy statement, delivered 3,085% over the same period.

Reuben will serve as Chairman of the Board for up to 18 months after his retirement. His outstanding contributions have built a strong foundation for our future and earned him the heartfelt thanks of Colgate people worldwide.

Succeeding With Consumers


Colgate
Colgate


Colgate
Colgate

Colgate is strengthening its leading market share positions in key categories around the world by connecting with consumers better and better each day. The Company's keen understanding of consumer needs and preferences is evidenced in its new product offerings and in the integrated marketing campaigns supporting its brands.

Breakthrough technology developed by Colgate scientists in advanced moisturization is adding a benefit that consumers highly desire in skin cleansing. New premium-priced bath and shower products using this technology are generating market share gains in several regions. Enriched with special oils and extracts and sold under the Softsoap brand in the U.S. and the Palmolive brand elsewhere, the products, such as Skin Essentials Pure Cashmere and Skin Essentials Nutra-Oil, are driving growth and appealing to consumers worldwide. In Europe, the success of Palmolive Pure Cashmere shower gel contributed to Colgate achieving new leadership in the body cleansing category in 2007.

Colgate is also succeeding with its strategy to get consumers to trade up from value-priced products to higher-value premium offerings. In Brazil, a combination of effective advertising highlighting product benefits, strengthened professional endorsements and in-store testimonials drove Colgate's market shares for its premium toothpastes, Colgate Total and Colgate Sensitive, to record highs in 2007, with Colgate Total now representing nearly 20% of the Company's toothpaste sales in Brazil versus 1% just four years ago.

Similarly, as a leader in pet nutrition, Hill's is building consumer trust with an integrated marketing campaign, called We Are Hill's, featuring Hill's own veterinarians, scientists and pet-owning personnel from throughout the Company talking about their pets and their passionate commitment to Hill's mission of helping to enrich and lengthen the special relationships between people and their pets. Their testimonials and photos appear on packaging, point-of-sale materials and even on Hill's trucks, establishing a more emotional connection with consumers. That connection is reinforced by Hill's ability to develop advanced nutrition products that consumers want, such as Science Diet Nature's Best natural dog food, relaunched with excellent results in 2007.

Colgate also connects with consumers by involving them in interactive marketing programs. In China, as part of a campaign to continue the growth momentum behind Colgate Max Fresh toothpaste, targeted to young adults, the Company invited consumers to post videos on-line sharing their own Max Fresh experiences and then vote for their favorite videos. The winner was given a chance to appear in an upcoming television commercial.

Providing products that address consumer needs and desires is another way Colgate is driving growth. Offering upgraded packaging and an expanded product line now including conditioners, Colgate relaunched the Caprice hair care line in Mexico and achieved new market leadership for the brand. And in Brazil, after learning through consumer research that young girls desired special shampoos and conditioners designed with them in mind, the Company introduced Palmolive Naturals Fashion Girl, a line of hair care products designed specifically for girls ages 8 through 12.

These are just a few of the many initiatives Colgate is implementing to continue to succeed with consumers everywhere.

Growing Toothpaste Leadership

Colgate is the Number One toothpaste among consumers throughout Latin America, with record high market shares in 2007 in nearly every country in the region.

Latin America

Reaching Consumers With Multifaceted Marketing Communications

Colgate is reaching consumers everywhere by extending its marketing communications beyond traditional media outlets to all relevant consumer touchpoints. To introduce Irish Spring body wash for men in the United States, for example, Colgate used a highly targeted integrated marketing campaign, which included television and print advertising as well as on-line contests and an assortment of promotional events, as pictured below.

United States



NEW
Irish Spring
Icy Blast
Irish Spring

Key To Our Future: Powerful Strategies, Sharp Focus

Succeeding With The Profession


Colgate
Colgate

Colgate's many years of working with professionals in the dental and veterinary fields have helped build and strengthen the Company's global business. Professional endorsements drive both consumer trial and long-term brand loyalty. Today, these relationships are stronger than ever, and the number of experts using and recommending Colgate and Hill's products are at record highs worldwide.

Professional sampling, attending dental conventions and participating in Oral Health Month are just a few of Colgate's many initiatives to drive recommendations from the dental profession. In Puerto Rico, for example, we partner with the Puerto Rican Dental Association, and our celebration of Oral Health Month each year includes the appearance of the president of the association in Colgate television commercials. This professional endorsement, along with a very comprehensive professional marketing plan, has resulted in a significant increase in the number of dentists recommending Colgate products and in making Colgate Total toothpaste the number one recommended toothpaste in Puerto Rico.

Professional relationships are also at the core of Colgate's global Clean Hands, Good Health program, which features Protex antibacterial soap. In Thailand, for example, in a


PRESCRIPTION DIET
Canine
b/d

continuing partnership with the Ministry of Public Health and the Ministry of Education, Colgate provides 24,000 schools with product samples and educational materials about the importance of proper hand washing in disease prevention.

At Hill's Pet Nutrition, strong relationships with the veterinary profession have contributed to growing market shares worldwide. After learning that only about 50% of pet owners comply with veterinarians' recommendations for a therapeutic diet, Hill's created the Quality Care program in partnership with the veterinary community. Hill's employees, trained in pet nutrition, make a series of supportive phone calls to owners whose pets have been placed on Prescription Diet foods by their veterinarian. They ensure that the pet owner understands the recommendations and provide some tips on how to help their pets successfully make a transition to the new diet. Piloted in the United Kingdom, the Quality Care program has been so successful, doubling sales growth for the Prescription Diet brand in that country, that it is now being expanded globally.

Partnering with dental and veterinary professionals remains a cornerstone of Colgate's growth strategy and continues to greatly contribute to the Company's growing market shares in oral care and pet nutrition around the world.

Partnering With Veterinarians For Success

In addition to providing veterinary practitioners with ongoing professional education and support, Hill's sponsors conferences and veterinary programs at colleges to help increase recommendation levels for Hill's products around the world, which in turn drives product trial and market share gains.

Hill's Pet Nutrition

Strengthening Professional Endorsements Worldwide

To strengthen its relationships with dental professionals worldwide, Colgate follows a 10-point plan that builds scientific credibility, support and recommendations for our products. These include guidelines on professional sales, sampling, attending dental conventions and participating in Oral Health Month. In Romania, for example, these activities have resulted in a significant increase in the number of dentists recommending Colgate products in that country.

Romania

Key To Our Future: Powerful Strategies, Sharp Focus

Succeeding With Our Customers


Colgate

Global Shopper Marketing Driving Growth For Colgate And Our Customers Worldwide

By focusing on shoppers' in-store behavior, Colgate's Global Shopper Marketing initiative is aligning Colgate's brand strategies with retailer strategies, which is driving growth for Colgate and our customers across retail environments.

Global

Working with retail customers in innovative ways has always been a strength for Colgate. These relationships are especially important today since research shows that more than 50% of consumer purchase decisions are now taking place in the store.

To meet changing needs across all retail environments, Colgate has formed multifunctional customer development teams. Collaborating with retail customers, the teams develop strategic plans that align both partners' strategic priorities and business goals.

Strategic marketing at the retail level focusing on shoppers' in-store behavior, known as Shopper Marketing, is leading to new growth opportunities for Colgate. For example, upon learning that the typical Colgate Max Fresh toothpaste user in France was not the shopper, Colgate developed two complementary strategies, one to target the user, young people ages 15 to 25, and the other, to engage the shopper, their mothers. Messages about Colgate Max Fresh reached young adults on pizza boxes and in internet blogs, while in-store visuals, such as hanging blowups and unique shelf materials, helped mothers locate the product. The strategy resulted in Colgate's most successful new toothpaste launch in France in recent history.

Commitment to customers also involves unique partnerships. Through a partnership with global retailer Carrefour, Colgate is bringing its "Bright Smiles, Bright Futures" oral health education program into Carrefour stores worldwide. Called Happy Smiles, the in-store program, implemented in ten countries with six more planned for 2008, uses in-store theaters and animation to teach young consumers dentist-recommended oral care behavior, while at the same time building store traffic, long-term category value, brand loyalty and consumption of Colgate oral care products. In the U.S., Colgate is partnering with Wal-Mart on several social responsibility initiatives. One key initiative involves working together to look for opportunities to reduce packaging material and carbon emissions throughout our supply chain as a step toward slowing climate change.

Reaching consumers who shop in small stores, particularly in developing countries, is also an important part of Colgate's growth strategy. All Colgate subsidiaries follow a disciplined global process to identify the ideal distribution and merchandising plans for their specific environments and then engage best practices to execute those plans. In Thailand, for example, Colgate is gaining share by expanding distribution through small wholesalers that sell to small rural stores and stalls in outdoor markets. Similarly, in the Philippines, Colgate tailors incentive programs to different types of shops, such as the indigenous small rural stores called sari-saris, to ensure distribution and prominent display of Colgate brands. In small supermarkets, Colgate provides special display units that create health and beauty solution centers exhibiting Colgate personal care products and other units that display small-sized affordable sachets. Additionally, in Latin America, Colgate's Marea Roja program focuses on driving best-in-class visibility of Colgate's brands in small stores.

Colgate's strong relationships with customers have not only contributed to increasing sales and growing market shares but also have been recognized by industry organizations. In Brazil, for example, Colgate was named supplier of the year in 2007 by several leading organizations, including being named best supplier in the health and beauty category by the Supermarkets Association of Brazil.

Colgate is sharply focused on strengthening its relationships with retailers of all sizes to drive growth worldwide.


HACISAKIR









Improving Product Visibility In Small Rural Stores

In emerging markets around the world, Colgate is committed to providing widespread distribution of the right Colgate products for each retail shop. Colgate salespeople work closely with local merchandisers and shop owners to deliver superior visibility of our products on the store shelf. This makes it easier for shoppers to choose Colgate products and drives stronger sales for both the local shop and Colgate.

India

Key To Our Future: Powerful Strategies, Sharp Focus

Innovating Everywhere


Colgate


SAP

Innovation In Information Systems

Innovation at Colgate extends beyond new products to all business processes. In the area of information systems, Colgate has long been at the leading edge via its 13-year partnership with German software company SAP. In 2007, Colgate reached a new milestone, being the first of SAP's over 40,000 customers to have implemented SAP software in more than 100 countries.

Global

Year | Milestone


2007
99.6% of the business on SAP
Implemented SAP in 100 Countries
2006
98% of the business on SAP
Colgate Business Planning Application
2002
75% of the business on SAP
Customer Relationship Management Application
1999
50% of the business on SAP
Supply Chain Planning Application
1996
25% of the business on SAP
Base Order To Cash Application

At Colgate, innovation is a key contributor to the Company's strategy for delivering profitable growth. From the research and development lab to the retail shelf, Colgate continuously finds ways to stand out.

Various functions collaborate to facilitate the innovation process. Scientists involved in early research within Colgate's research and development organization align with marketers in the Company's three long-term innovation centers to identify new product opportunities that might take three to five years to get to market. These centers are focused by category: Oral Care, Pet Nutrition and, new in 2008, Body Cleansing.

Nearer-term opportunities across all categories are identified in Colgate's nine consumer innovation centers worldwide. These centers are staffed with seasoned, high-potential Colgate marketers and are located across the globe, staying close to consumers in all geographies to best understand their local wants and needs.

To sharpen the innovation process even more, Colgate has formed partnerships with outside experts, including suppliers that are technical leaders. One such partnership, with a European-based supplier, resulted in the development of several innovative toothbrushes, including the very successful Colgate 360° manual toothbrush and new Colgate 360° Sonic Power, a battery brush that provides a healthier whole-mouth clean with the ease and comfort of a manual brush. Recently completing its global rollout, this uniquely designed powered brush is achieving excellent results worldwide.

Importantly, innovation at Colgate extends beyond new products. In packaging, for example, a recent innovation contributing to significant sales growth is the small-sized, flexible, re-sealable, stand-up pouch developed for Fabuloso liquid cleaner and Suavitel fabric conditioner. The economical, convenient packaging, especially practical for small homes with limited storage space, has increased household penetration of these brands in Colombia, Ecuador and Peru, and is now being expanded to other Latin American countries.

Innovative process changes are happening at Colgate throughout all business functions. During 2007, Colgate's Global Consumer Affairs organization upgraded several important processes, including launching a new consumer documentation system in North America that provides key internal stakeholders with access to critical consumer feedback in real time. Additionally, the team instituted formalized, bi-annual consumer feedback and insight meetings with marketing and research and development personnel to help drive actionable, consumer-driven, business-building recommendations into the business. As a result of these process enhancements, Colgate's Global Consumer Affairs function has been recognized as best-in-class by an external, independent consumer research organization.

By bringing together the latest science and consumer insights, Colgate has a full pipeline of innovative products, which coupled with enhanced business processes will continue to drive profitable growth worldwide.



Jerky Plus
nature's best
CLINICALLY PROVEN
NEW!
Vets' #1 Choice for Their Own Pets

Innovative Packaging And New Natural Formula Driving Growth At Hill's

Responding to pet owners' desire for convenience and all-natural pet food offerings, Hill's relaunched its Science Diet Nature's Best dog food with an innovative resealable bag that has built-in handles for easy carrying, and a new formula with improved ingredients. Available in the U.S., Canada, the Far East and Latin America, the innovative packaging and new formula have been well received by both consumers and their pets.

Hill's Pet Nutrition

Key To Our Future: Powerful Strategies, Sharp Focus

Effectiveness And Efficiency In Everything


Colgate

Effectiveness and efficiency in all areas of the business are key drivers of growth and profitability at Colgate.

Colgate's very successful Funding The Growth program, which has been generating average annual savings of approximately $350 million, is an integral part of the Company's efforts to become more effective and efficient across all business functions. The program reflects the efforts of Colgate people worldwide to create savings that fund Colgate's investments in growth-building activities such as research and development, new products and advertising, and help the Company achieve its profit goals year after year. In 2007, the program was enhanced globally with new on-line tools for more effective brainstorming sessions and improved visibility of our global savings pipeline and best practices.

In Colgate's growing toothbrush business, a number of initiatives have helped improve supply chain efficiencies. These include reducing complexity through simplification of brush designs; reducing manual brush sourcing locations by nearly 50% in four years; and significantly reducing product costs for power brushes through design and material sourcing changes. As a result of these efforts, gross margin for the toothbrush category has improved by over eight percentage points over the past four years.

United States

By simplifying business processes, Colgate continues to benefit from its ongoing transformation into a truly global organization. A team of procurement professionals and engineers working together on the purchase of capital equipment, helped save $20 million in connection with Colgate's new plant investments and plant expansion activities.

As global teams collaborate to identify cross-divisional and global opportunities, much success comes from partnering with Colgate colleagues and suppliers to deliver savings not only by encouraging better expenditure decisions, but also by obtaining higher-value services and finding new solutions.

In another area, Colgate has made great strides in accelerating its profitable growth through Colgate Business Planning ("CBP"), a global, disciplined and integrated approach to commercial planning and execution. CBP is enabling Colgate to grow net sales, market shares and margin through increased transparency on effective commercial investment, better cross-functional collaboration and longer-term planning goals. Supported by customized SAP software, this new commercial process is institutionalizing a strong return on investment methodology into Colgate's daily work and practices.

CBP's global implementation began in 2006. By the end of 2007, nearly 50 countries representing more than 80% of Colgate's global trade investment had begun implementation of the first phase of CBP, called CBP Essentials, and six countries had completed full CBP implementation. This momentum continues in 2008 with 12 additional countries planned to be fully live or in the final phase of implementation by year end.

The more effective and efficient Colgate becomes, the more committed the Company is to finding even more opportunities for improving the way it operates as a truly global leading consumer products company.



Poland
MIKSER 4
Colgate



Colgate

New State-Of-The-Art Oral Care Facilities Driving Greater Efficiency

As part of the Company's progression toward a truly global supply chain, new state-of-the-art global and regional manufacturing centers are being constructed to replace older, less efficient plants. Colgate's new oral care plants in Morristown, Tennessee, and in Swidnica, Poland, which produce toothpaste for North American and European markets, respectively, contain leading-edge, high speed equipment and environmentally friendly architecture. The buildings' designs include key features in support of energy reduction, water efficiency and indoor environmental air quality. Both of these highly modernized plants are fully operational as of January 2008.

Key To Our Future: Powerful Strategies, Sharp Focus

Strengthening Leadership Worldwide


Colgate

Colgate is dedicated to being a leader not only in the marketplace with superior products but also in developing Colgate people, caring for communities around the world and respecting the environment.

Each year, more than 34,000 Colgate employees take courses that build skills to meet key business needs and support personal development. Courses place strong emphasis on teamwork, collaboration and inclusiveness. One example is "Managing Sales Practices with Effectiveness & Integrity," a course that provides direction on how to achieve Colgate's business goals, while complying with the Company's policies regarding competitive practices. Instructed by Colgate leaders, this program is mandatory for all of Colgate's sales and marketing professionals around the world. In 2007, over 9,000 Colgate people attended this training.

As the leading brand endorsed by veterinary professionals worldwide, Hill's has partnered with over 1,300 animal shelters across the U.S. as a new source of professional endorsement to generate trial for Hill's Science Diet products and at the same time encourage pet adoption. Hill's donates over $30 million in pet food each year to the participating clinics, providing them with a stable supply of Science Diet, which is fed exclusively to the dogs and cats under their care. This highly successful program, called Second Chance for Love, is a multifaceted campaign. It includes a special web site containing testimonials from new pet owners and a national road show in which a specially trained Hill's team partners with shelter professionals to kick off an adoption drive, informing prospective pet owners about the benefits of feeding Science Diet to their new pet and providing product samples. As a result of the Second Chance for Love initiative, shelters are placing more dogs and cats in new loving homes, nearly one million in 2007, and shelter professionals are encouraging adopters across the nation to feed their new pets Hill's Science Diet.

Numerous Colgate initiatives provide oral health care education around the world, while also building consumption. In India, Colgate partners with government-run child healthcare centers in more than 80,000 rural villages, providing product samples and training workers in the centers how to teach oral health care as part of daily health lessons to children and their parents.

Colgate has a long history of developing and marketing products that are safe for consumers and are friendly to the environment. In 2007, Colgate established a Global Sustainability Task Force that will intensify the Company's efforts in this area and ensure that the Company continues to meet the needs of consumers.

Within our global supply chain, for example, we have focused on consistently reducing the energy and water usage of our manufacturing processes. Since 1998, we have reduced our energy use by 22% and our water use by 37%. Our efforts continue with specific emphasis on reducing water and energy usage and carbon emissions, and on other non-environmental sustainability factors.

The success of Colgate as a business is firmly grounded in its leadership in developing Colgate people, caring for our communities and respecting the world we live in.





Colgate Leaders Developing Colgate People For Success

Having Colgate leaders teach the next generation of leaders is an integral part of Colgate's people development process. Pictured above, Rob Roth and Claudia Patino, from Colgate's Corporate Finance group, facilitate Colgate's Money Matters, a cross-functional workshop that helps participants gain a broader understanding of varied aspects of our business and learn to use financial tools to improve performance.

Global



Promoting Oral Health Worldwide

Colgate partners with local dental schools around the world to provide free dental screenings, product samples and oral health education to thousands of children annually. Pictured here are dental students at Universidad Evangelica El Salvador, teaching good oral care habits to a group of local children.

El Salvador

Global Financial Review


Palmolive
Чистый
Кашемир
Fabuloso
500 ml
Speed Stick
Lady Speed Stick
Colgate

Contents:

Dollars in Millions Except Per Share Amounts

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

Colgate-Palmolive Company seeks to deliver strong, consistent business results and superior shareholder returns by providing consumers on a global basis with products that make their lives healthier and more enjoyable.

To this end, the Company is tightly focused on two product segments: Oral, Personal and Home Care; and Pet Nutrition. Within these segments, the Company follows a closely defined business strategy to develop and increase market leadership positions in key product categories. These product categories are prioritized based on their capacity to maximize the use of the organization's core competencies and strong global equities and to deliver sustainable long-term growth.

Operationally, the Company is organized along geographic lines with specific regional management teams having responsibility for the financial results in each region. The Company competes in more than 200 countries and territories worldwide with established businesses in all regions contributing to the Company's sales and profitability. This geographic diversity and balance help to reduce the Company's exposure to business and other risks in any one country or part of the world.

The Oral, Personal and Home Care segment is operated through four reportable operating segments: North America, Latin America, Europe/South Pacific and Greater Asia/Africa, all of which sell to a variety of retail and wholesale customers and distributors. In the Pet Nutrition segment, Hill's also competes on a worldwide basis, selling its products principally through the veterinary profession and specialty pet retailers.

On an on-going basis, management focuses on a variety of key indicators to monitor business health and performance. These indicators include market share, sales (including volume, pricing and foreign exchange components), gross profit margin, operating profit, net income and earnings per share as well as measures used to optimize the management of working capital, capital expenditures, cash flow and return on capital. The monitoring of these indicators, as well as the Company's corporate governance practices (including the Company's Code of Conduct), are used to ensure that business health and strong internal controls are maintained.

To achieve its financial objectives, the Company focuses the organization on initiatives to drive growth and to fund growth. The Company seeks to capture significant opportunities for growth by identifying and meeting consumer needs within its core categories, in particular by deploying valuable consumer and shopper insights in the development of successful new products regionally, which are then rolled out on a global basis. Growth opportunities are enhanced in those areas of the world in which economic development and rising consumer incomes expand the size and number of markets for the Company's products.

The investments needed to fund this growth are developed through continuous, company-wide initiatives to lower costs and increase effective asset utilization. The Company also continues to prioritize its investments toward its higher margin businesses, specifically Oral Care, Personal Care and Pet Nutrition.

Consistent with the Company's strategy to prioritize higher margin businesses, in the fourth quarter of 2006 the Company announced its agreement to sell its household bleach businesses in Latin America and Canada. The transaction closed in Canada during the fourth quarter of 2006. In the Latin American countries, the transaction closed during the first quarter of 2007 with the exception of Colombia, where the transaction did not receive regulatory approval and the parties have agreed not to proceed with the sale. Also consistent with this strategy the Company divested its North American and Southeast Asian heavy-duty laundry detergent brands during 2005.

The Company purchased 84% of the outstanding shares of Tom's of Maine, Inc. in 2006. This acquisition allowed the Company to enter the fast-growing health and specialty trade channel in the U.S. where Tom's of Maine toothpaste and deodorants are market leaders.

The Company's previously announced four-year restructuring and business-building program (the 2004 Restructuring Program) to enhance the Company's global leadership position in its core businesses is progressing on schedule. On April 24, 2007, the Company expanded the 2004 Restructuring Program to encompass additional savings projects identified by the Company during the course of implementing the program. These additional projects will not extend the length of the program beyond the anticipated completion date of December 31, 2008. Including the expansion, the cost of implementing the 2004 Restructuring Program is estimated to result in cumulative pretax charges, once all the projects are approved and implemented, totaling between $1,000 and $1,075 ($725 and $775 aftertax). Once all projects are implemented, savings are projected to be in the range of $425

Dollars in Millions Except Per Share Amounts

and $475 ($325 and $350 aftertax) annually, substantially all of which is expected to increase future cash flows.

Looking forward into 2008, while the Company expects market conditions to remain highly competitive, the Company believes it is well positioned for continued growth. As further explained in the "Outlook" section on page 33 of this report, over the long-term, the Company's continued focus on its consumer products business, the strength of its global brand names, its broad international presence in both developed and developing markets and its strong capital base all position it to take advantage of growth opportunities and to increase profitability and shareholder value.

Results of Operations

Net Sales

Worldwide Net sales were $13,789.7 in 2007, up 12.5% from 2006 driven by volume growth of 6.5%, net selling price increases of 1.0% and a positive foreign exchange impact of 5.0%. The divestments of the Latin American and Canadian household bleach businesses in 2007 and 2006, respectively, reduced sales growth for the year ended December 31, 2007, by 0.5% versus the comparable period of 2006. Excluding the impact of these divestments, sales increased 13.0% in 2007 on volume growth of 7.0%.

Net sales in the Oral, Personal and Home Care segment were $11,930.6 in 2007, up 13.0% from 2006 driven by volume growth of 7.0%, net selling price increases of 0.5% and a positive foreign exchange impact of 5.5%. The divestments of the Latin American and Canadian household bleach businesses reduced sales growth for the year ended December 31, 2007, by 0.5% versus the comparable period of 2006. Excluding the impact of these divestments, sales increased 13.5% in 2007 on volume growth of 7.5%.

Net sales in Hill's Pet Nutrition were $1,859.1 in 2007, up 11.5% from 2006 driven by volume growth of 3.5%, net selling price increases of 5.5% and a positive foreign exchange impact of 2.5%.

In 2006, worldwide Net sales were $12,237.7, up 7.5% from 2005 driven by volume growth of 5.5%, an increase in net selling prices of 1.5% and a positive foreign exchange impact of 0.5%. The 2005 divestment of the Company's heavy-duty laundry detergent business in North America and Southeast Asia reduced sales growth for the year ended December 31, 2006, by 1.5% versus the comparable period of 2005. Excluding the impact of the 2005 divestments, sales increased 9.0% in 2006 on volume growth of 7.0%.

Gross Profit

Worldwide gross profit margin was 56.2% in 2007, 54.8% in 2006 and 54.4% in 2005. In 2007, Gross profit benefited from a continued focus on cost-savings programs, lower charges related to the 2004 Restructuring Program and the shift toward higher margin products, which more than offset the impact of higher raw and packaging material costs. The increase in gross profit margin in 2006 from 2005 was driven by the benefits from higher pricing, a continued focus on cost-savings programs and a shift towards higher margin products, which more than offset the impact of higher raw and packaging material costs and increased charges related to the 2004 Restructuring Program.

Restructuring and related implementation charges incurred under the 2004 Restructuring Program included in Cost of sales for the years ended December 31, 2007, 2006 and 2005 were $153.8, $196.2 and $100.2, respectively. These charges included ramp-down costs related to the closure of existing manufacturing facilities, start-up costs for new manufacturing facilities, accelerated depreciation and certain employee termination benefits. The 2004 Restructuring Program lowered the reported gross profit margin by 110 basis points (bps), 160 bps and 90 bps in 2007, 2006 and 2005, respectively. Excluding the impact of the 2004 Restructuring Program, gross profit margin increased to 57.3% in 2007 as compared to 56.4% in 2006 and 55.3% in 2005.

For additional information regarding the Company's 2004 Restructuring Program, refer to "Restructuring and Related Implementation Charges" below and Note 4 to the Consolidated Financial Statements.

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of Net sales were 36.1% in 2007, 35.6% in 2006 and 34.4% in 2005. The 50 bps increase in 2007 was driven primarily by increased advertising (40 bps) and an increase in shipping and handling costs. Advertising increased 17% to $1,545.7 as compared to 2006, on top of an 11% increase in the year-ago period. During 2007, the increase in gross profit margin and other savings programs funded an increase in advertising, supporting new product launches and helping increase market shares throughout the world. Selling, general and administrative expenses as a percentage of sales in 2006 increased by a net 120 bps as compared to 2005, primarily due to increased advertising (30 bps), charges related to the Company's 2004 Restructuring Program (40 bps) and incremental stock-based compensation expense recognized as a result of adopting Statement of Financial Accounting Standards (SFAS) No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123R) (60 bps). Selling, general and administrative expenses include charges related to the 2004 Restructuring Program of $49.1 in 2007, $46.1 in 2006 and $1.8 in 2005.

Other (Income) Expense, Net

Other (income) expense, net was $121.3, $185.9 and $69.2 in 2007, 2006 and 2005, respectively. The components of Other (income) expense, net are presented below:

	2007	2006	2005
Minority interest	**$ 67.1**	$ 57.5	$ 55.3
Amortization of intangible assets	**18.2**	16.3	15.6
Equity (income)	**(3.7)**	(3.4)	(2.0)
Gains on sales of non-core product lines, net	**(48.6)**	(46.5)	(147.9)
2004 Restructuring Program	**55.6**	153.1	80.8
Hill's limited voluntary recall	**12.6**	—	—
Pension and other retiree benefits SFAS 88 charges	**15.4**	—	34.0
Investment losses (income)	**(1.5)**	(5.7)	19.7
Other, net	**6.2**	14.6	13.7
Total Other (income) expense, net	**$121.3**	$185.9	$ 69.2

Dollars in Millions Except Per Share Amounts

As noted in the preceding table, Other (income) expense, net in 2007 included a gain on the sale of the Company's household bleach business in Latin America, which was offset by charges related to the Company's 2004 Restructuring Program, the limited voluntary recall of certain Hill's Pet Nutrition feline products (see the "Segment Results" section on page 24 of this report for further information regarding the voluntary recall) and pension and other retiree benefits. The charges associated with pension and other retiree benefits were primarily a result of lump sum payments of normal retirement benefits associated with a nonqualified retirement plan in the U.S. as required by SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and Termination Benefits" (SFAS 88 charges).

Other (income) expense, net in 2006 included a gain on the sale of the Company's household bleach business in Canada, which was more than offset by charges related to the Company's 2004 Restructuring Program.

Other (income) expense, net in 2005 included a gain on the sale of heavy-duty laundry detergent businesses in North America and Southeast Asia, which was partially offset by charges related to the Company's 2004 Restructuring Program and pension and other retiree benefits. The charges associated with pension and other retiree benefits were primarily a result of the conversion of one of the Company's international pension plans to a defined contribution plan for all eligible participants and a lump sum payment of normal retirement benefits associated with a retirement plan in the U.S. as required by SFAS 88.

Investment losses (income) consisted of gains and losses on foreign currency contracts, principally due to declines and increases in the fair value of foreign-denominated deposits, which are economic hedges of certain foreign currency debt but do not qualify for hedge accounting.

Operating Profit

In 2007, Operating profit increased 23% to $2,653.1 as compared to $2,160.5 in 2006 and decreased 2% in 2006 as compared to $2,215.0 in 2005. All years presented benefited from sales growth and cost-saving initiatives. The increase in 2007 was primarily due to a higher gross profit margin and a decrease in charges related to the 2004 Restructuring Program of $136.9. These items were partially offset by higher advertising, the negative impact of SFAS 88 charges and the limited voluntary recall of certain Hill's Pet Nutrition feline products.

In 2006, Operating profit decreased 2% to $2,160.5 as compared to $2,215.0 in 2005, primarily due to an increase in charges related to the 2004 Restructuring Program of $212.6, lower gains on sale of non-core product lines of $101.4 and incremental stock-based compensation expense of $69.8 recognized as a result of adopting SFAS 123R, partially offset by a higher gross profit margin. Operating profit in 2005 included $34.0 of charges related to the re-measurement of certain pension obligations; there was no comparable amount in 2006.

Interest Expense, Net

Interest expense, net was $156.6 in 2007 compared with $158.7 in 2006 and $136.0 in 2005. The increase in Interest expense, net from 2005 to 2006 was primarily due to higher average interest rates in 2006.

Income Taxes

The effective income tax rate was 30.4% in 2007, 32.4% in 2006 and 35.0% in 2005. The tax rate in all years was impacted by the benefits of global tax planning strategies, the Company's 2004 Restructuring Program, gains on asset sales and other one-time items. The 2007 effective tax rate of 30.4% reflects a 300 bps reduction from the recognition of $73.9 of tax benefits as a result of the reduction of a tax loss carryforward valuation allowance in Brazil of $94.6 that was partially offset by tax provisions for the recapitalization of certain overseas subsidiaries and an increase of 40 bps from the impact of the Company's 2004 Restructuring Program and 10 bps from the sale of the household bleach business in Latin America. The 2006 effective income tax rate of 32.4% reflects an 80 bps increase from the impact of the Company's 2004 Restructuring Program and a decrease of 30 bps from the sale of the household bleach business in Canada. Also increasing the 2007 effective rate is the cost associated with higher remittances from overseas subsidiaries and the one-time impact of statutory tax rate changes in certain overseas subsidiaries.

The impact of the 2004 Restructuring Program on the effective income tax rate for an individual period will depend upon the projects and the related tax jurisdictions involved. The tax benefit derived from the charges incurred in 2007, 2006 and 2005 for the 2004 Restructuring Program was at a rate of 28.9%, 27.6% and 20.6%, respectively. Over its duration, charges associated with the 2004 Restructuring Program are projected to generate tax benefits at a rate between 25% and 30%.

For additional information regarding the Company's income taxes, refer to Note 11 to the Consolidated Financial Statements.

Net Income

Net income was $1,737.4 in 2007 or $3.20 per share on a diluted basis compared with $1,353.4 in 2006 or $2.46 per share and $1,351.4 in 2005 or $2.43 per share. Net income in 2007 included a $29.7 ($0.05 per share) gain on the sale of the household bleach business in Latin America and an income tax benefit of $73.9 ($0.14 per share) related to the tax items noted above. Such benefits were more than offset by $183.7 ($0.34 per share) of charges related to the Company's 2004 Restructuring Program, $10.0 ($0.02 per share) of SFAS 88 charges and $8.2 ($0.01 per share) of charges related to the limited voluntary recall of certain Hill's Pet Nutrition feline products. Net income in 2006 included a $38.2 ($0.07 per share) gain on the sale of the household bleach business in Canada, which was more than offset by $286.3 ($0.52 per share) of charges related to the Company's 2004 Restructuring Program and $48.1 ($0.09 per share) of incremental stock-based compensation charges due to the adoption of SFAS 123R as compared to 2005. In 2005, Net income was impacted by a net aftertax charge of $115.2 ($0.21 per share) related to the 2004 Restructuring Program, gains on sales of certain non-core product lines, income tax expense for the incremental repatriation of foreign earnings related to The American Jobs Creation Act of 2004 (the AJCA) and certain pension charges.

Dollars in Millions Except Per Share Amounts

Segment Results

The Company markets its products in over 200 countries and territories throughout the world in two distinct business segments: Oral, Personal and Home Care; and Pet Nutrition. The Company evaluates segment performance based on several factors, including Operating profit. The Company uses Operating profit as a measure of the operating segment performance because it excludes the impact of corporate-driven decisions related to interest expense and income taxes.

Worldwide Net Sales by Business Segment and Geographic Region

	2007	2006	2005
Oral, Personal and Home Care			
North America	**$ 2,720.8**	$ 2,590.8	$ 2,509.8
Latin America	**3,488.9**	3,019.5	2,623.8
Europe/South Pacific	**3,383.3**	2,952.3	2,845.9
Greater Asia/Africa	**2,337.6**	2,006.0	1,897.2
Total Oral, Personal and Home Care	**11,930.6**	10,568.6	9,876.7
Pet Nutrition	**1,859.1**	1,669.1	1,520.2
Total Net sales	**$13,789.7**	$12,237.7	$11,396.9

Worldwide Operating Profit by Business Segment and Geographic Region

	2007	2006	2005
Oral, Personal and Home Care			
North America	**$ 666.8**	$ 550.1	$ 545.7
Latin America	**1,006.0**	872.9	698.0
Europe/South Pacific	**763.8**	681.2	619.8
Greater Asia/Africa	**362.8**	278.7	245.5
Total Oral, Personal and Home Care	**2,799.4**	2,382.9	2,109.0
Pet Nutrition	**487.8**	447.9	412.8
Corporate	**(634.1)**	(670.3)	(306.8)
Total Operating profit	**$2,653.1**	$2,160.5	$2,215.0

Effective January 1, 2006, the Company modified the geographic reporting structure of its Oral, Personal and Home Care segment in order to address evolving markets and more closely align countries with similar consumer needs and retail trade structures. Management responsibility for Eastern European operations, including Russia, Turkey, Ukraine and Belarus, was transferred to Greater Asia management, and responsibility for operations in the South Pacific, including Australia, was transferred to European management. The financial information for 2005 has been reclassified to conform to the new reporting structure.

North America

Net sales in North America increased 5.0% in 2007 to $2,720.8 on 4.0% volume growth, net selling price increases of 0.5% and a 0.5% positive impact of foreign exchange. The divestment of the Canadian household bleach business reduced 2007 sales growth by 1.5% versus the comparable period of 2006. Excluding the impact of this divestment, sales increased 6.5% in 2007 on volume growth of 5.5%. The May 2006 acquisition of Tom's of Maine, Inc. contributed approximately 0.5% to North American Net sales and volume growth in 2007. New product launches including Colgate Total Advanced Clean and Colgate Max Fresh BURST toothpastes contributed to growth in oral care throughout the region, along with continued success of the Colgate 360° and Colgate 360° Sensitive manual toothbrushes. Successful products in other categories contributing to growth included Irish Spring body wash for men, Softsoap brand Nutra-Oil moisturizing body wash, Mennen Speed Stick 24/7 deodorant, Fabuloso liquid cleaner, Suavitel fabric conditioner and Irish Spring bar soap. In 2006, Net sales in North America increased 3.0% to $2,590.8 on volume growth of 3.5% and positive impact of foreign exchange of 0.5%, offset by a 1.0% reduction in net selling prices. The divestment of the heavy-duty laundry detergent business reduced 2006 sales growth by 3.5% versus the comparable period of 2005. Excluding the impact of this divestment, Net sales increased 6.5% in 2006 on volume growth of 7.0%. The May 2006 acquisition of Tom's of Maine, Inc. contributed 1.0% to North American Net sales and volume growth in 2006.

Operating profit in North America increased 21% in 2007 to $666.8, due to increased sales and gross profit margins as a result of improved product mix and the benefits of the 2004 Restructuring Program and other cost-savings programs, which more than offset the increased level of advertising. In 2006, Operating profit in North America increased 1% to $550.1, even after absorbing the negative profit impact of the 2005 detergent divestment and increased commercial investment.

Latin America

Net sales in Latin America increased 15.5% in 2007 to $3,488.9 as a result of 9.0% volume growth, net selling price increases of 2.5% and 4.0% positive impact of foreign exchange. The divestment of the Latin American household bleach businesses reduced 2007 sales growth by 1.5% versus the comparable period of 2006. Excluding the impact of these divestments, sales increased 17.0% in 2007 on volume growth of 10.5%. Volume gains were led by Brazil, Venezuela, Argentina and Central America. Strong sales of Colgate Total Professional Clean, Colgate Sensitive and Colgate Max White toothpastes and Colgate 360° and Colgate 360° Sensitive manual toothbrushes contributed to volume gains throughout the region. Successful products in other categories contributing to growth included Colgate Plax Alcohol Free and Colgate Plax Ice mouthwashes, Palmolive Naturals Yogurt and Fruits, Palmolive Nutri-Milk and Protex Deo 12 bar soaps, Axion Tri-Cloro dish liquid, Lady Speed Stick Double Defense multi-form deodorant, Palmolive Caprice shampoo and Palmolive Nutri-Milk shower gel. In 2006, Net sales in Latin America increased 15.0% to $3,019.5 as a result of 10.0% volume growth, increases in net selling prices of 4.0% and a positive foreign exchange impact of 1.0%.

Operating profit in Latin America increased 15% to $1,006.0 in 2007 as a result of sales growth, which more than offset increased levels of advertising and higher shipping and handling costs. In 2006, Operating profit in Latin America increased 25% to $872.9, benefiting from increased sales and higher gross profit margins, which more than offset the increased level of advertising.

Europe/South Pacific

Net sales in Europe/South Pacific increased 14.5% in 2007 to $3,383.3 as a result of 6.5% volume growth and 10.0% positive

Dollars in Millions Except Per Share Amounts

impact of foreign exchange, offset by a 2.0% reduction in net selling prices. Volume gains were led by the United Kingdom, France, Denmark, Poland, Spain, Greece, Australia and the GABA business. Successful products driving these gains include Colgate Total and Colgate Max Fresh toothpastes and Colgate 360°, Colgate 360° Sensitive and Colgate Max Fresh manual toothbrushes. Successful products in other categories contributing to growth included Colgate 360° Sonic Power battery toothbrush, Colgate Plax Whitening mouth rinse, Palmolive Pure Cashmere and Palmolive Aromatherapy Happyful shower gels, Palmolive Soft and Gentle Eden deodorant, and Ajax Professional bucket dilutable and Ajax Professional glass cleaners. In 2006, Net sales in Europe/South Pacific increased 3.5% to $2,952.3 as a result of 4.0% volume growth and 0.5% positive impact of foreign exchange, offset by a 1.0% reduction in net selling prices. The 2005 divestment reduced 2006 sales growth by 1.0% versus the comparable period in 2005. Excluding the 2005 divestment, Net sales increased 4.5% in 2006 on volume gains of 5.0%.

Operating profit in Europe/South Pacific increased 12% to $763.8 in 2007, reflecting increased sales and gross profit margins, partially offset by higher commercial investment and increased shipping and handling costs. In 2006, Operating profit increased 10% to $681.2 as a result of volume growth and on-going cost-control initiatives, partially offset by an increased level of advertising.

Greater Asia/Africa

Net sales in Greater Asia/Africa increased 16.5% in 2007 to $2,337.6 on volume gains of 8.5%, an increase in net selling prices of 1.5% and 6.5% positive impact of foreign exchange. Volume gains were led by India, Russia, Malaysia, South Africa, the Gulf States and the Greater China region. Successful new products driving the oral care growth include Colgate Total Professional Clean, Colgate Herbal Seabuckthorn, Colgate Herbal Gel and Darlie Double Action toothpastes and Colgate 360°, Colgate 360° Sensitive and Colgate Twister Fresh manual toothbrushes. Successful products in other categories contributing to growth included Palmolive Vitamins and Oil shower gel, Palmolive Thermal Spa Seabuckthorn shower gel, bar soap and liquid hand soap, Palmolive Pure Cashmere shower cream and bar soap and Lady Speed Stick for Teens multi-form deodorant. In 2006, Net sales in Greater Asia/Africa increased 5.5% to $2,006.0 on volume gains of 2.5%, an increase in net selling prices of 2.0% and 1.0% positive impact of foreign exchange. The divestment of the heavy-duty laundry detergent business reduced 2006 sales growth by 5.0% versus the comparable period of 2005. Excluding the impact of this divestment, Net sales increased 10.5% in 2006 on volume growth of 7.5%.

Operating profit in Greater Asia/Africa increased 30% in 2007 and 14% in 2006. Both years benefited from increased sales and gross profit margins, partially offset by an increased level of advertising.

Pet Nutrition

Net sales for Hill's Pet Nutrition increased 11.5% in 2007 to $1,859.1 on volume gains of 3.5%, an increase in net selling prices of 5.5% and 2.5% positive impact of foreign exchange. Sales growth within the U.S. specialty pet channel was driven by Science Diet Adult Large Breed Canine, Science Diet Lamb Meal & Rice Adult Small Bites Canine and Science Diet Nature's Best Canine with upgraded all natural ingredients. Science Diet Indoor Cat and Science Diet Light contributed to growth in feline products. Prescription Diet c/d Multicare Feline, Prescription Diet j/d Canine and new Prescription Diet Hypoallergenic Treats for dogs and cats contributed to growth in the U.S. veterinary channel. Internationally, growth was led by South Africa, the Nordic region, Australia, Spain and Russia. New pet food products contributing to the international growth include Prescription Diet j/d Light Canine, Science Plan Chunks in Gravy Feline pouches and Prescription Diet c/d Multicare Feline. In 2006, Net sales for Hill's Pet Nutrition increased 10.0% to $1,669.1 on volume gains of 6.0% and an increase in net selling prices of 4.5%, offset by a 0.5% negative impact of foreign exchange.

Like most major North American pet food producers, Hill's Pet Nutrition was affected by the U.S. Food and Drug Administration's pet food recall in March 2007. Hill's took the precaution of conducting a voluntary recall of a small number of its products that may have been affected. These products accounted for less than 0.5% of Hill's Pet Nutrition's annual Net sales. The related sales loss did not have a significant impact on the Company's 2007 annual Net sales or Operating profit. Hill's Pet Nutrition's Operating profit for 2007 does not reflect the impact of the recall as these costs have been included in the Corporate segment.

Operating profit increased 9% to $487.8 in 2007 due to increased sales offset by higher agricultural commodities costs. In 2006, Operating profit grew 9% to $447.9 due to increased sales, partially offset by higher advertising.

Corporate

Operating profit (loss) for the Corporate segment was ($634.1), ($670.3) and ($306.8) for 2007, 2006 and 2005, respectively. Corporate operations include research and development costs, Corporate overhead costs, stock-based compensation related to stock options and restricted stock awards, restructuring and related implementation costs, gains and losses on sales of non-core product lines and assets and certain SFAS 88 charges. The components of Operating profit (loss) for the Corporate segment are presented below:

	2007	2006	2005
Gains on sales of non-core product lines, net	**$ 48.6**	$ 46.5	$ 147.9
2004 Restructuring Program	**(258.5)**	(395.4)	(182.8)
Pension and other retiree benefits SFAS 88 charges	**(15.4)**	—	(24.8)
Hill's limited voluntary recall	**(13.6)**	—	—
Corporate overhead cost and other, net	**(395.2)**	(321.4)	(247.1)
Total Corporate Operating profit (loss)	**$(634.1)**	$(670.3)	$(306.8)

Corporate Operating profit (loss) in 2007 decreased as compared to 2006, primarily due to lower charges related to the 2004 Restructuring Program, offset by higher costs resulting from supply chain globalization initiatives implemented under the Company's 2004 Restructuring Program and increases in research and development costs and other new product initiatives. In addition, 2007 includes the negative impact of SFAS 88 charges

Dollars in Millions Except Per Share Amounts

and the negative impact of the limited voluntary recall of certain Hill's Pet Nutrition feline products.

The increase in Corporate Operating profit (loss) in 2006 as compared to 2005 was primarily driven by higher restructuring charges and incremental stock-based compensation of $69.8 recognized as a result of adopting SFAS 123R and lower gains on the sale of certain non-core product lines. In 2005, Corporate Operating profit (loss) included the remeasurement of certain pension obligations as required by SFAS 88.

Corporate Operating profit (loss) includes charges related to the 2004 Restructuring Program of $258.5 in 2007, $395.4 in 2006 and $182.8 in 2005. Charges related to the 2004 Restructuring Program were higher in 2006 as a result of the charges related to the voluntary early retirement program applicable to certain U.S. employees, which was implemented in 2006.

For additional information regarding the Company's 2004 Restructuring Program, refer to "Restructuring and Related Implementation Charges," below, and Note 4 to the Consolidated Financial Statements.

Net sales and volume growth both worldwide and in relevant geographic divisions are discussed in this report both on a GAAP basis and excluding divestments (non-GAAP). Management believes these non-GAAP financial measures provide useful supplemental information to investors as they allow comparisons of Net sales and volume growth from on-going operations. Worldwide Gross profit margin is discussed in this report both on a GAAP basis and excluding the impact of restructuring charges (non-GAAP). Management believes this non-GAAP financial measure provides useful supplemental information to investors regarding the underlying business trends and performance of the Company's on-going operations and is useful for period-over-period comparisons of such operations. While the Company believes that this financial measure is useful in evaluating the Company's business, this information should be considered as supplemental in nature and is not meant to be considered in isolation or as a substitute for the related financial information prepared in accordance with GAAP.

Restructuring and Related Implementation Charges

2004 Restructuring Program

The Company's previously announced four-year restructuring and business-building program (the 2004 Restructuring Program) to enhance the Company's global leadership position in its core businesses is progressing on schedule. As part of this program, the Company anticipates streamlining its global supply chain through the rationalization of approximately one-third of its manufacturing facilities and the closure of certain warehousing facilities and plans to centralize its purchasing and other business support functions. Business-building initiatives include enhancing and reallocating resources with an increase and upgrade in the sales, marketing and new product organizations in high-potential developing and other key markets and the consolidation of these organizations in certain mature markets.

On April 24, 2007, the Company expanded the 2004 Restructuring Program to encompass additional savings projects identified by the Company during the course of implementing the program. These additional projects will not extend the length of the program beyond the anticipated completion date of December 31, 2008. Including the expansion, the cost of implementing the 2004 Restructuring Program is estimated to result in cumulative pretax charges, once all the projects are approved and implemented, totaling between $1,000 and $1,075 ($725 and $775 aftertax). It is estimated that the total cumulative pretax charges of implementing the 2004 Restructuring Program, once completed, will be comprised of the following: termination benefits (40%), incremental depreciation (20%), asset impairments (5%) and other charges consisting primarily of implementation-related charges resulting directly from exit activities (20%) and the implementation of new strategies (15%). Over the course of the four-year 2004 Restructuring Program, it is estimated that approximately 50%-60% of the charges will result in cash expenditures. The estimated cost in 2008 is between $95 and $170 ($70 and $125 aftertax). Once all projects are implemented, savings are projected to be in the range of $425 and $475 ($325 and $350 aftertax) annually, substantially all of which is expected to increase future cash flows.

During 2004, in connection with the initial phase of the program, the Company announced the closing or reconfiguration of eight manufacturing facilities in North America, Greater Asia/Africa, Europe and Latin America and the realignment of marketing and sales organizations in Europe/South Pacific and Greater Asia/Africa. During 2005, the Company commenced additional projects, the more significant of which related to changes being implemented in its European and North American manufacturing networks. These changes will allow the Company to manufacture toothpaste more cost effectively, by taking advantage of state-of-the-art technologies.

The Company is in the process of consolidating toothpaste production in Europe, which is currently located at five company sites, into a new state-of-the-art manufacturing facility in Poland. Upon completion of the consolidation project within 2008, toothpaste manufacturing is expected to cease at the Company's facilities in Salford, United Kingdom; Brasov, Romania and Gebze, Turkey. Toothpaste manufacturing has already ceased at Anzio, Italy. Other manufacturing activities will continue at these sites, except the Salford facility, which is expected to be closed. In North America, the Company ceased production at its Jeffersonville, Indiana, plant in December 2007 and transferred production of the Company's market-leading Colgate Total toothpaste to a new state-of-the-art facility in Morristown, Tennessee, and relocated other production and administrative services performed at Jeffersonville to other facilities. The Company's Kansas City, Kansas facility, formerly the site of U.S. bar soap production, was closed in late 2006 and all production was transitioned to a U.S. third-party manufacturer.

In 2006, the Company continued with the implementation of previously announced projects, most notably the changes being implemented in its European and North American manufacturing networks. In addition, the Company implemented several other projects, including a voluntary early retirement program in the United States, enabling the Company to continue to re-align organizational resources consistent with its business-building goals. Also consistent with its global manufacturing strategy, the Company initiated the closure of its toothbrush facility in Puerto Rico. During 2007, the Company continued to exit certain

Dollars in Millions Except Per Share Amounts

manufacturing activities and to re-align organizational resources in various locations throughout the world consistent with its business-building goals.

For the years ended December 31, 2007, 2006 and 2005 restructuring and implementation-related charges are reflected in the income statement as follows:

	2007	2006	2005
Cost of sales	**$153.8**	$196.2	$100.2
Selling, general and administrative expenses	**49.1**	46.1	1.8
Other (income) expense, net	**55.6**	153.1	80.8
Total 2004 Restructuring Program charges, pretax	**$258.5**	$395.4	$182.8
Total 2004 Restructuring Program charges, aftertax	**$183.7**	$286.3	$145.1

Restructuring charges in the preceding table are recorded in the Corporate segment as these decisions are predominantly centrally directed and controlled and are not included in internal measures of segment operating performance.

Total 2007 charges relate to the 2004 Restructuring Program in North America (36%), Europe/South Pacific (22%), Latin America (3%), Greater Asia/Africa (14%) and Corporate (25%). Total program-to-date accumulated charges relate to the 2004 Restructuring Program in North America (38%), Europe/South Pacific (29%), Latin America (4%), Greater Asia/Africa (9%) and Corporate (20%). Since the inception of the 2004 Restructuring Program in December 2004, the Company has incurred total pretax cumulative charges of $905.4 ($663.1 aftertax) in connection with the implementation of various projects as follows:

	Cumulative Charges as of December 31, 2007
Termination Benefits	**$393.8**
Incremental Depreciation	**201.5**
Asset Impairments	**59.1**
Other	**251.0**
Total cumulative 2004 Restructuring Program charges, pretax	**$905.4**

The majority of costs incurred since inception relate to the following significant projects: the voluntary early retirement program in the U.S.; the closing of the Jeffersonville, Indiana, oral care facility; the consolidation of toothpaste production in Europe; exiting certain manufacturing activities in other categories in Portugal, Denmark, Puerto Rico, Senegal and Kansas City, Kansas; and the realignment of sales, administrative and research and development functions in various locations around the world.

The following table summarizes the activity for the restructuring charges discussed above and related accrual:

	Termination Benefits	Incremental Depreciation	Asset Impairments	Other	Total
Balance at December 31, 2004	$ 41.7	$ —	$ —	$ 0.4	$ 42.1
Charges	58.6	65.3	30.2	28.7	182.8
Cash payments	(47.8)	—	—	(23.4)	(71.2)
Charges against assets	(11.4)	(65.3)	(30.2)	(6.4)	(113.3)
Other	(1.4)	—	—	4.2	2.8
Foreign exchange	(4.4)	—	—	(0.1)	(4.5)
Balance at December 31, 2005	$ 35.3	$ —	$ —	$ 3.4	$ 38.7
Charges	212.7	91.5	6.6	84.6	395.4
Cash payments	(89.7)	—	—	(75.3)	(165.0)
Charges against assets	(98.4)	(91.5)	(6.6)	(6.7)	(203.2)
Other	(10.0)	—	—	5.2	(4.8)
Foreign exchange	3.5	—	—	0.1	3.6
Balance at December 31, 2006	$ 53.4	$ —	$ —	$ 11.3	$ 64.7
Charges	80.9	41.4	0.3	135.9	258.5
Cash payments	(65.3)	—	—	(137.4)	(202.7)
Charges against assets	(14.1)	(41.4)	(0.3)	(4.6)	(60.4)
Other	(2.2)	—	—	3.6	1.4
Foreign exchange	1.9	—	—	0.2	2.1
Balance at December 31, 2007	**$ 54.6**	**$ —**	**$ —**	**$ 9.0**	**$ 63.6**

Termination benefits incurred pursuant to the 2004 Restructuring Program are calculated based on long-standing benefit practices, local statutory requirements and, in certain cases, voluntary termination arrangements. Termination benefits also include pension enhancements of $14.1 and $98.4 in 2007 and 2006, respectively, which are reflected as Charges against assets within Termination benefits in the preceding table, as the corresponding balance sheet amounts are reflected as a reduction of pension assets. In 2007 and 2006, Termination benefits also include $2.2 and $10.0, respectively, of charges related to other retiree benefit enhancements and are reflected in Other charges as an increase to other retiree benefit liabilities. In 2007 and 2006, the Company made voluntary contributions of $34.5 and $85.0, respectively, to partially fund this obligation. The Company anticipates that it will continue to make incremental cash contributions to its plans in order to fund its restructuring-related pension obligations over the duration of the 2004 Restructuring Program.

Dollars in Millions Except Per Share Amounts

Incremental depreciation was recorded to reflect changes in useful lives and estimated residual values for long-lived assets that will be taken out of service prior to the end of their normal service period. Asset impairments have been recorded to write down assets held for sale or disposal to their fair value based on amounts expected to be realized. Charges against assets within Asset impairments are net of cash proceeds pertaining to the sale of certain assets.

Other charges primarily consist of implementation-related charges resulting directly from exit activities and the implementation of new strategies as a result of the 2004 Restructuring Program. These charges include ramp-down costs related to the closure of existing facilities, start-up costs for new facilities and third-party incremental costs related to the development and implementation of new business and strategic initiatives. For the year ended December 31, 2007 charges related to start-up costs for new manufacturing facilities were $33.2, and costs incurred for the development and implementation of new business and strategic initiatives were $37.9. Since the inception of the 2004 Restructuring Program in December 2004, the Company has incurred $40.7 of charges related to start-up costs for new manufacturing facilities and $70.3 of costs for the development and implementation of new business and strategic initiatives. All costs relating to start-up costs for new facilities and third-party incremental costs related to the development and implementation of new business and strategic initiatives are expensed as incurred.

Liquidity and Capital Resources

The Company expects cash flow from operations and existing credit facilities will be sufficient to meet foreseeable business operating and recurring cash needs (including dividends, capital expenditures, planned stock repurchases and restructuring payments). The Company's strong cash-generating capability and financial condition also allow it broad access to financial markets worldwide.

Cash Flow

Net cash provided by operations in 2007 was $2,203.7 as compared with $1,821.5 in 2006 and $1,784.4 in 2005. The increase in 2007 reflects the Company's improved profitability, decreased spending related to the 2004 Restructuring Program and changes in working capital, offset by a decrease in net deferred income tax liabilities.

The Company's working capital as a percentage of Net sales improved to 2.2% in 2007 as compared with 2.3% in 2006. The Company defines working capital as the difference between current assets (excluding cash and marketable securities, the latter of which is reported in Other current assets) and current liabilities (excluding short-term debt). The Company's working capital changes were driven by higher levels of payables and accruals, primarily due to the timing of tax payments and higher advertising, offset by higher accounts receivable and inventory balances. Higher balances in accounts receivable were due primarily to higher Net sales in 2007. Days sales outstanding decreased slightly as compared to 2006. The inventory days coverage ratio increased to 73 in 2007 as compared to 69 in 2006 to ensure continued product supply during plant closings under the 2004 Restructuring Program.

With the progression of the 2004 Restructuring Program, pretax restructuring charges decreased $136.9, and cash spending decreased $12.8 in 2007 relative to the comparable period of 2006. Substantially all of the restructuring accrual at December 31, 2007, will be paid out before year end 2008. It is anticipated that cash requirements for the 2004 Restructuring Program will continue to be funded from operating cash flows.

Investing activities used $528.3 of cash during 2007 compared with uses of $620.4 and $220.7 during 2006 and 2005, respectively. The decrease in uses as compared to 2006 is primarily due to lower payments for acquisitions and higher proceeds from the sale of property and non-core product lines, partially offset by higher capital expenditures.

In 2007, the Company increased its ownership interest in one of its subsidiaries in China to 100% at a cost of $26.5. In 2006, the Company purchased 84% of the outstanding shares of Tom's of Maine, Inc., for approximately $100 plus transaction costs. Additionally, in 2006 the Company increased its ownership interests in its Poland and Romania subsidiaries to 100% at a cost of approximately $95. In 2005, the Company increased its ownership interests in certain subsidiaries to 100% at a cost of $38.5, primarily related to its Malaysia subsidiary.

Consistent with the Company's strategy to prioritize higher margin businesses, investing activities include proceeds from the sale of certain non-core product lines. Investing activities in 2007 include $66.5 of net proceeds from the sale of the Company's Latin American household bleach business and $43.2 of proceeds from the sale of other property related to the 2004 Restructuring Program. Investing activities include $55.0 of proceeds from the sale of the Company's Canadian household bleach business in 2006 and $215.6 of proceeds from the sale of the Company's Southeast Asian and North American heavy-duty detergent brands in 2005.

Capital expenditures were $583.1, $476.4 and $389.2 for 2007, 2006 and 2005, respectively. Capital spending is trending upwards as a result of the Company's multi-year restructuring and business-building program and continues to focus primarily on projects that yield high aftertax returns. Overall capital expenditures for 2008 are expected to remain consistent at an annual rate of approximately 4.5% of Net sales.

Financing activities used $1,754.4 of cash during 2007 compared to $1,059.0 and $1,524.4 during 2006 and 2005, respectively. The increase in 2007 was primarily due to higher purchases of treasury shares and a net reduction of debt. The decrease in 2006 was primarily related to proceeds from exercise of stock options and proceeds from debt.

The Company repurchases common shares in the open market and in private transactions to maintain its targeted capital structure and to fulfill certain requirements of its compensation and benefit plans. In October 2004, the Board of Directors authorized the Company to purchase up to 20 million shares of the Company's common stock through December 31, 2005 (the 2004 Program) and, in December 2005, the Board of Directors extended this authorization through March 31, 2006. The Company completed this program in the first quarter of 2006. In March 2006, the Board of Directors approved a new stock repurchase program (the 2006 Program) under which the Company may purchase up to 30 million common shares. On January 30, 2008, the Board of Directors authorized a new stock repurchase program (the 2008 Program) that replaces the 2006 Program and authorizes the Company to purchase up to 30 million common

Dollars in Millions Except Per Share Amounts

shares. Aggregate repurchases in 2007 included 15.8 million common shares under the 2006 Program and 5.0 million common shares to fulfill the requirements of compensation and benefit plans for a total purchase price of $1,269.4. Aggregate repurchases in 2006 included 14.0 million common shares under the 2004 and 2006 Programs and 1.0 million common shares to fulfill the requirements of compensation and benefit plans for a total purchase price of $884.7. Aggregate repurchases in 2005 included 14.0 million common shares under the 2004 Program and 1.1 million common shares to fulfill the requirements of compensation and benefit plans for a total purchase price of $796.2.

Dividend payments in 2007 were $749.6, up from $677.8 in 2006 and $607.2 in 2005. Common stock dividend payments increased to $1.40 per share in 2007 from $1.25 per share in 2006 and $1.11 per share in 2005. The Series B Preference Stock dividend payments increased to $11.20 per share in 2007 from $10.00 per share in 2006 and $8.88 per share in 2005. Management currently intends to continue to pay dividends at increasing annual amounts per share from cash provided by operations.

In 2005, financing activities reflect a cash payment of $89.7 to an outside investor as a result of the discontinuation of a financing subsidiary of the Company. The Company previously had a financing subsidiary with outside equity investors, the purpose of which was to purchase some of the Company's receivables and thereby give the Company access to additional sources of capital. The subsidiary, including such receivables, was consolidated and the amounts invested by outside investors were reported as a minority interest.

Long-term debt decreased to $3,360.0 as of December 31, 2007 as compared to $3,497.1 as of December 31, 2006 and total debt decreased to $3,515.9 as of December 31, 2007 as compared to $3,671.2 as of December 31, 2006. The Company's long-term debt is rated AA- by Standard & Poor's and Aa3 by Moody's Investors Service. During 2007, the Company issued 250 million of Euro-denominated medium term notes (approximately $365 at the December 31, 2007 exchange rate) maturing in June 2014, at a fixed interest rate of 4.75%, payable annually. The net proceeds of approximately $332 (248 million Euros) from the issuance were used to pay down U.S.-denominated commercial paper. During 2005, the Company issued 250 million of Swiss franc-denominated five-year bonds (approximately $221 at the December 31, 2007 exchange rate) at a fixed rate of 1.9%.

Domestic and foreign commercial paper outstanding was $478.8 and $651.6 as of December 31, 2007 and 2006, respectively, and is denominated in U.S. dollars, Swiss francs and Canadian dollars. The maximum commercial paper outstanding during 2007 and 2006 was approximately $1,700 and $1,400, respectively. The average daily balance outstanding for U.S. dollar-denominated commercial paper in 2007 and 2006 was $872.0 and $766.1, respectively. These borrowings carry a Standard & Poor's rating of A-1+ and a Moody's Investors Service rating of P-1. At December 31, 2007 and 2006, commercial paper and certain current maturities of notes payable totaling $478.8 and $674.0, respectively, were classified as long-term debt, as the Company has the intent and ability to refinance such obligations on a long-term basis, including, if necessary, by utilizing its lines of credit that expire in 2012.

At December 31, 2007, the Company had access to unused domestic and foreign lines of credit of $2,752.3 and also had $1,052.2 of medium-term notes available for issuance pursuant to an effective shelf registration statement. The Company's domestic lines of credit include a five-year revolving credit facility of $1,500.0, which was extended an additional year in the fourth quarter of 2007 and now expires in November 2012. These domestic lines are available for general corporate purposes and to support commercial paper issuance.

The long-term notes of the Company's Employee Stock Ownership Plan (ESOP) that are guaranteed by the Company and certain amounts payable to banks contain cross-default provisions. Noncompliance with these requirements could ultimately result in the acceleration of amounts owed. The Company is in full compliance with all such requirements and believes the likelihood of noncompliance is remote.

The following represents the scheduled maturities of the Company's contractual obligations as of December 31, 2007:

	Payments Due by Period						
	Total	2008	2009	2010	2011	2012	Thereafter
Long-term debt including current portion[1]	$3,352.4	$ 615.8	$ 99.6	$311.0	$621.1	$333.2	$1,371.7
Net cash interest payments on long-term debt[2]	1,619.6	202.6	136.4	128.3	119.8	79.2	953.3
Capitalized leases	7.6	1.1	1.2	1.1	1.1	1.1	2.0
Operating leases	590.4	134.9	117.3	88.4	68.3	66.2	115.3
Purchase obligations[3]	763.4	400.7	198.2	105.4	26.8	17.3	15.0
Total[4]	$6,333.4	$1,355.1	$552.7	$634.2	$837.1	$497.0	$2,457.3

(1) Long-term debt due in 2008 includes $478.8 of commercial paper that has been classified as long-term debt as of December 31, 2007, as the Company has the intent and ability to refinance such obligations on a long-term basis, including, if necessary, by utilizing its unused lines of credit that expire in 2012.

(2) Includes the net interest payments on fixed and variable rate debt and associated interest rate swaps. Interest payments associated with floating rate instruments are based on management's best estimate of projected interest rates for the remaining term of variable rate debt.

(3) The Company has outstanding purchase obligations with suppliers at the end of 2007 for raw, packaging and other materials in the normal course of business. These purchase obligation amounts represent only those items which are based on agreements that are enforceable and legally binding and that specify minimum quantity, price and term and do not represent total anticipated purchases.

(4) Long-term liabilities associated with the Company's postretirement plans are excluded from the table above due to the uncertainty of the timing of these cash disbursements. The amount and timing of cash funding related to these benefit plans will generally depend on local regulatory requirements, various economic assumptions (the most significant of which are detailed in "Critical Accounting Policies and Use of Estimates," below) and voluntary Company contributions. Based on current information, the Company does not anticipate having to make any mandatory contributions to its qualified U.S. pension plan until 2015. Management's best estimate of cash requirements to be paid directly from the Company's assets for its postretirement plans for the year ending December 31, 2008, is approximately $95, including approximately $16 for other retiree benefit plans. These estimated cash requirements include approximately $53 of projected contributions to the Company's postretirement plans and approximately $42 of projected benefit payments made directly to participants of unfunded plans.

Dollars in Millions Except Per Share Amounts

As more fully described in Note 13 to the Consolidated Financial Statements, the Company is contingently liable with respect to lawsuits, environmental matters, taxes and other matters arising in the ordinary course of business. While it is possible that the Company's cash flows and results of operations in a particular period could be materially affected by the one-time impact of the resolution of such contingencies, it is the opinion of management that the ultimate disposition of these matters will not have a material impact on the Company's financial position, on-going results of operations or cash flows.

Off-Balance Sheet Arrangements

The Company does not have off-balance sheet financing or unconsolidated special purpose entities.

Managing Foreign Currency, Interest Rate and Commodity Price Exposure

The Company is exposed to market risk from foreign currency exchange rates, interest rates and commodity price fluctuations. Volatility relating to these exposures is managed on a global basis by utilizing a number of techniques, including working capital management, selective borrowings in local currencies and entering into selective derivative instrument transactions, issued with standard features, in accordance with the Company's treasury and risk management policies. The Company's treasury and risk management policies prohibit the use of leveraged derivatives or derivatives for trading purposes.

As the Company markets its products in over 200 countries and territories, it is exposed to currency fluctuations related to manufacturing and selling its products in currencies other than the U.S. dollar. The Company's major foreign currency exposures involve the markets in Europe, Asia/Africa and certain Latin American countries, although all regions of the world are subject to foreign currency changes versus the U.S. dollar. The Company manages its foreign currency exposures in these markets through a combination of cost-containment measures, selling price increases and foreign currency hedging of certain costs in an effort to minimize the impact on earnings of foreign currency rate movements.

The Company primarily utilizes currency forward contracts, cross-currency interest rate swaps, local currency deposits and local currency borrowings to hedge portions of its exposures relating to foreign currency purchases and assets and liabilities created in the normal course of business. From time to time, the Company hedges certain of its forecasted foreign currency transactions using forward contracts and currency options with durations no greater than 18 months.

Interest rate swaps and debt issuances are utilized to manage the Company's targeted mix of fixed and floating rate debt and to mitigate fluctuations in earnings and cash flows that may result from interest rate volatility.

The Company is exposed to price volatility related to raw materials used in production, such as resins, tallow, corn and soybeans. Futures and option contracts are used on a limited basis to manage volatility related to anticipated raw material inventory purchases. In 2007, the results of the Company's commodity hedging activities were not material.

The Company is exposed to credit loss in the event of nonperformance by counterparties to the financial instrument contracts held by the Company; however, nonperformance by these counterparties is considered remote as it is the Company's policy to contract with diversified counterparties that have a long-term debt rating of AA–/Aa3 or higher.

Value at Risk

The Company's risk management procedures include the monitoring of interest rate, foreign exchange and commodity price exposures and hedge positions utilizing statistical analyses of cash flows, market value and sensitivity analysis. However, the use of these techniques to quantify the market risk of such instruments should not be construed as an endorsement of their accuracy or the accuracy of the related assumptions. Market exposures are evaluated using a value-at-risk (VAR) model and an earnings-at-risk (EAR) model that are intended to measure the maximum potential loss in interest rate, foreign exchange and commodity-based financial instruments, assuming adverse market conditions occur, given a 95% confidence level. Historical interest rates, foreign exchange rates and commodity prices are used to estimate the volatility and correlation of future rates.

The estimated maximum potential one-day loss in fair value of interest rate, foreign exchange rate or commodity-based instruments, calculated using the VAR model, is not material to the consolidated financial position, results of operations or cash flows of the Company in 2007 and 2006. The estimated maximum yearly loss in earnings due to interest rate, foreign exchange rate, or commodity-based instruments, calculated utilizing the EAR model, is not material to the Company's results of operations in 2007 and 2006. Actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

For information regarding the Company's accounting policies for financial instruments and description of financial instrument activities, refer to Notes 2 and 7 to the Consolidated Financial Statements.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with certain requirements being effective in fiscal years beginning after 2008. The Company does not expect that SFAS 157 will have a material impact on the Company's financial position or results of operations.

Dollars in Millions Except Per Share Amounts

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" (SFAS 141R), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. Certain forms of contingent consideration and certain acquired contingencies will be recorded at fair value at the acquisition date. SFAS 141R also states acquisition costs will generally be expensed as incurred, and restructuring costs will be expensed in periods after the acquisition date. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51" (SFAS 160). SFAS 160 amends Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements," to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating SFAS 160 and does not expect it will have a material impact on the Company's financial position or results of operations.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements requires management to use judgment and make estimates. The level of uncertainty in estimates and assumptions increases with the length of time until the underlying transactions are completed. Actual results could ultimately differ from those estimates. The accounting policies that are most critical in the preparation of the Company's Consolidated Financial Statements are those that are both important to the presentation of the Company's financial condition and results of operations and require significant or complex judgments and estimates on the part of management. The Company's critical accounting policies are reviewed periodically with the Audit Committee of the Board of Directors.

In certain instances, accounting principles generally accepted in the United States of America allow for the selection of alternative accounting methods. The Company's significant policies that involve the selection of alternative methods are accounting for shipping and handling costs and inventories.

- Shipping and handling costs may be reported as either a component of cost of sales or selling, general and administrative expenses. The Company reports such costs, primarily related to warehousing and outbound freight, in the Consolidated Statements of Income as a component of Selling, general and administrative expenses. Accordingly, the Company's gross profit margin is not comparable with the gross profit margin of those companies that include shipping and handling charges in cost of sales. If such costs had been included in cost of sales, gross profit margin as a percent of sales would have decreased by 790 bps from 56.2% to 48.3% in 2007 and decreased 770 bps and 750 bps in 2006 and 2005, respectively, with no impact on reported earnings.
- The Company accounts for inventories using both the first-in, first-out (FIFO) method (approximately 80% of inventories) and the last-in, first-out (LIFO) method (approximately 20% of inventories). There would have been no impact on reported earnings for 2007, 2006 and 2005 had all inventories been accounted for under the FIFO method.

The areas of accounting that involve significant or complex judgments and estimates are pensions and other postretirement benefits, stock options, asset impairment, uncertain tax positions, tax valuation allowances and legal and other contingencies.

- In pension accounting, the most significant actuarial assumptions are the discount rate and the long-term rate of return on plan assets. The discount rate for U.S. plans was 6.50%, 5.80% and 5.50% as of December 31, 2007, 2006 and 2005, respectively. Discount rates used for the U.S. defined benefit and other postretirement plans are based on a yield curve constructed from a portfolio of high-quality bonds for which the timing and amount of cash outflows approximate the estimated payouts of the U.S. plans. For the Company's international plans, the discount rates are set by benchmarking against investment-grade corporate bonds rated AA or better. The assumed long-term rate of return on plan assets for U.S. plans was 8.0% as of December 31, 2007, 2006 and 2005. In determining the long-term rate of return, the Company considers the nature of the plans' investments, an expectation for the plans' investment strategies and the historical rate of return. The historical rate of return for the U.S. plans for the most recent 15-year period was 9%. In addition, the current rate of return assumption for the U.S. plans is based upon a targeted asset allocation of approximately 33% in fixed income securities (which are expected to earn approximately 6% in the long-term), 63% in equity securities (which are expected to earn approximately 9.25% in the long-term) and 4% in real estate and other (which are

Dollars in Millions Except Per Share Amounts

expected to earn approximately 6% in the long-term). A 1% change in either the discount rate or the assumed rate of return on plan assets of the U.S. pension plans would cumulatively impact future Net income by approximately $10. A third assumption is the long-term rate of compensation, a change in which would partially offset the impact of a change in either the discount rate or the long-term rate of return. This rate was 4.0% as of December 31, 2007, 2006 and 2005. (Refer to Note 10 to the Consolidated Financial Statements for further discussion of the Company's pension and other postretirement plans.)

- The most judgmental assumption in accounting for other postretirement benefits is the medical cost trend rate. The Company reviews external data and its own historical trends for health care costs to determine the medical cost trend rate. The assumed rate of increase is 10% for 2008, declining 1% per year until reaching the ultimate assumed rate of increase of 5% per year. The effect of a 1% increase in the assumed long-term medical cost trend rate would reduce Net income by approximately $7.
- Effective January 1, 2006, the Company adopted SFAS 123R, "Share-Based Payment" (SFAS 123R), using the modified prospective method. SFAS 123R requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, such as stock options and restricted stock, based on the fair value of those awards at the date of grant. The Company uses the Black-Scholes-Merton (Black-Scholes) option pricing model to determine the fair value of stock-option awards under SFAS 123R. The weighted-average estimated fair value of each stock option granted for the year ended December 31, 2007, was $12.72. The Black-Scholes model uses various assumptions to determine the fair value of options. These assumptions include expected term of options, expected volatility, risk-free interest rate and expected dividend yield. While these assumptions do not require significant judgment, as the significant inputs are determined from independent third-party sources, changes in these inputs could result in significant changes in fair value. A one-year change in term would result in a change in fair value of approximately 13%. A 1% change in volatility would change fair value by approximately 4%.
- Asset impairment analysis performed for goodwill and intangible assets requires several estimates including future cash flows, growth rates and the selection of a discount rate. Since the estimated fair value of the Company's intangible assets substantially exceeds the recorded book value, significant changes in these estimates would have to occur to result in an impairment charge related to these assets. Asset impairment analysis related to certain fixed assets in connection with the 2004 Restructuring Program requires management's best estimate of net realizable value.
- The recognition and measurement of uncertain tax positions involves consideration of the amounts and probabilities of various outcomes that could be realized upon ultimate settlement.
- Tax valuation allowances are established to reduce tax assets such as tax loss carryforwards, to net realizable value. Factors considered in estimating net realizable value include historical results by tax jurisdiction, carryforward periods, income tax strategies and forecasted taxable income.
- Legal and other contingency reserves are based on management's assessment of the risk of potential loss, which includes consultation with outside legal counsel and advisors. Such assessments are reviewed each period and revised, based on current facts and circumstances, if necessary. While it is possible that the Company's cash flows and results of operations in a particular quarter or year could be materially affected by the one-time impact of the resolution of such contingencies, it is the opinion of management that the ultimate disposition of these matters will not have a material impact on the Company's financial position, on-going results of operations or cash flows. (Refer to Note 13 to the Consolidated Financial Statements for further discussion of the Company's contingencies.)

The Company generates revenue through the sale of well-known consumer products to trade customers under established trading terms. While the recognition of revenue and receivables requires the use of estimates, there is a short time frame (typically less than 60 days) between the shipment of product and cash receipt, thereby reducing the level of uncertainty in these estimates. (Refer to Note 2 to the Consolidated Financial Statements for further description of the Company's significant accounting policies.)

Dollars in Millions Except Per Share Amounts

Outlook

Looking forward into 2008, while the Company expects market conditions to remain highly competitive, it believes it is well positioned for continued growth. In order to further strengthen its competitive position and build market share, the Company anticipates continuing to prioritize investments in key categories and markets and increasing momentum against its strategic initiatives: getting closer to the consumer, the profession and our customers; effectiveness and efficiency in everything; innovation everywhere; and leadership. The 2004 Restructuring Program is designed to enhance the Company's global leadership position in its core businesses. As part of the 2004 Restructuring Program, the Company is in the process of streamlining its global supply chain, reallocating resources with an increase and upgrade in the sales, marketing and new product organizations in high-potential developing and other key markets and the consolidation of these organizations in certain mature markets. The savings and benefits from the 2004 Restructuring Program, along with the Company's other on-going cost-savings and growth initiatives, are anticipated to provide additional funds for investment in support of key categories and new product development while also supporting an increased level of profitability.

However, as noted above, the Company operates in a highly competitive global marketplace that is experiencing increased trade concentration and industry consolidation. In addition, changes in economic conditions, movements in commodity prices and foreign currency exchange rates can impact future operating results as measured in U.S. dollars. In particular, economic and political uncertainty in some countries in Latin America and changes in the value of Latin American and European currencies may impact the overall results of these regions. Historically, the consumer products industry has been less susceptible to changes in economic growth than many other industries. Over the long-term, the Company's continued focus on its consumer products business and the strength of its global brand names, its broad international presence in both developed and developing markets, and its strong capital base all position it to take advantage of growth opportunities and to increase profitability and shareholder value.

Cautionary Statement on Forward-Looking Statements

In this report we may make statements that constitute or contain "forward-looking" information as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. Such statements may relate, for example, to sales or volume growth, profit growth, earnings growth, financial goals, cost-reduction plans, estimated charges and savings associated with the 2004 Restructuring Program, tax rates and new product introductions among other matters. These statements are made on the basis of our views and assumptions as of the time the statements are made and we undertake no obligation to update these statements. We caution investors that any such forward-looking statements we make are not guarantees of future performance and that actual results may differ materially from anticipated results or expectations expressed in our forward-looking statements. For some of the factors that could impact our business and cause actual results to differ materially from forward-looking statements, see Item 1A–Risk Factors of our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 28, 2008.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Colgate-Palmolive Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, retained earnings, comprehensive income and changes in capital accounts and cash flows present fairly, in all material respects, the financial position of Colgate-Palmolive Company and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As disclosed in Note 2, the Company changed the manner in which it accounts for share-based payment upon adoption of the accounting guidance of Statement of Financial Accounting Standards No. 123(R) on January 1, 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York, New York
February 28, 2008

Report of Management

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of its President and Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America. Management evaluates the effectiveness of the Company's internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework*. Management, under the supervision and with the participation of the Company's President and Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 and concluded that it is effective.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, and has expressed an unqualified opinion in their report which appears on page 34.

Management's Responsibility for Consolidated Financial Statements

The management of Colgate-Palmolive Company is also responsible for the preparation and content of the accompanying consolidated financial statements as well as all other related information contained in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and necessarily include amounts which are based on management's best estimates and judgments.

The consolidated financial statements included in this annual report have been audited by PricewaterhouseCoopers LLP and their report, in which they express their unqualified opinion on such financial statements, appears on page 34.

Audits

The Board of Directors engaged PricewaterhouseCoopers LLP to audit the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 and the consolidated financial statements for each of the three years ended December 31, 2007. Their report was based on an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States of America) and included tests of accounting records and system of internal control and such other procedures to enable them to render opinions on the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 and on the Company's consolidated financial statements.

The Board of Directors has an Audit Committee comprised entirely of independent directors. The Committee meets periodically and independently throughout the year with management, internal auditors and the independent public accountants to discuss the Company's internal controls, auditing and financial reporting matters. The internal auditors and independent public accountants have unrestricted access to the Audit Committee.

Ian M. Cook
President and
Chief Executive Officer

Stephen C. Patrick
Chief Financial Officer

Dollars in Millions Except Per Share Amounts

Consolidated Statements of Income

For the years ended December 31,	**2007**	2006	2005
Net sales	**$13,789.7**	$12,237.7	$11,396.9
Cost of sales	**6,042.3**	5,536.1	5,191.9
Gross profit	**7,747.4**	6,701.6	6,205.0
Selling, general and administrative expenses	**4,973.0**	4,355.2	3,920.8
Other (income) expense, net	**121.3**	185.9	69.2
Operating profit	**2,653.1**	2,160.5	2,215.0
Interest expense, net	**156.6**	158.7	136.0
Income before income taxes	**2,496.5**	2,001.8	2,079.0
Provision for income taxes	**759.1**	648.4	727.6
Net income	**$ 1,737.4**	$ 1,353.4	$ 1,351.4
Earnings per common share, basic	**$ 3.35**	$ 2.57	$ 2.54
Earnings per common share, diluted	**$ 3.20**	$ 2.46	$ 2.43

See Notes to Consolidated Financial Statements.

Dollars in Millions Except Per Share Amounts

Consolidated Balance Sheets

As of December 31,	**2007**	2006
Assets		
Current Assets		
Cash and cash equivalents	**$ 428.7**	$ 489.5
Receivables (net of allowances of $50.6 and $46.4, respectively)	**1,680.7**	1,523.2
Inventories	**1,171.0**	1,008.4
Other current assets	**338.1**	279.9
Total current assets	**3,618.5**	3,301.0
Property, plant and equipment, net	**3,015.2**	2,696.1
Goodwill, net	**2,272.0**	2,081.8
Other intangible assets, net	**844.8**	831.1
Other assets	**361.5**	228.0
Total assets	**$10,112.0**	$ 9,138.0
Liabilities and Shareholders' Equity		
Current Liabilities		
Notes and loans payable	**$ 155.9**	$ 174.1
Current portion of long-term debt	**138.1**	776.7
Accounts payable	**1,066.8**	1,039.7
Accrued income taxes	**262.7**	161.5
Other accruals	**1,539.2**	1,317.1
Total current liabilities	**3,162.7**	3,469.1
Long-term debt	**3,221.9**	2,720.4
Deferred income taxes	**264.1**	309.9
Other liabilities	**1,177.1**	1,227.7
Total liabilities	**7,825.8**	7,727.1
Commitments and contingent liabilities	**—**	—
Shareholders' Equity		
Preference stock	**197.5**	222.7
Common stock, $1 par value (1,000,000,000 shares authorized, 732,853,180 shares issued)	**732.9**	732.9
Additional paid-in capital	**1,517.7**	1,218.1
Retained earnings	**10,627.5**	9,643.7
Accumulated other comprehensive income	**(1,666.8)**	(2,081.2)
	11,408.8	9,736.2
Unearned compensation	**(218.9)**	(251.4)
Treasury stock, at cost	**(8,903.7)**	(8,073.9)
Total shareholders' equity	**2,286.2**	1,410.9
Total liabilities and shareholders' equity	**$10,112.0**	$ 9,138.0

See Notes to Consolidated Financial Statements.

Dollars in Millions Except Per Share Amounts

Consolidated Statements of Retained Earnings, Comprehensive Income and Changes in Capital Accounts

	Common Shares Outstanding		Additional Paid-in Capital	Treasury Shares		Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income
	Shares	Amount		Shares	Amount			
Balance, January 1, 2005	526,625,058	$732.9	$1,093.8	206,228,122	$(6,965.4)	$8,223.9	$(1,806.2)	
Net income						1,351.4		$1,351.4
Other comprehensive income:								
Cumulative translation adjustment							17.7	17.7
Minimum Pension liability adjustment, net of tax							(18.5)	(18.5)
Other							2.3	2.3
Total comprehensive income								$1,352.9
Dividends declared:								
Series B Convertible Preference Stock, net of taxes						(28.2)		
Common stock						(579.0)		
Shares issued for stock options	1,533,768		(4.8)	(1,533,768)	61.2			
Treasury stock acquired	(15,126,263)			15,126,263	(796.2)			
Other	3,138,394		(24.6)	(3,138,394)	119.4			
Balance, December 31, 2005	516,170,957	$732.9	$1,064.4	216,682,223	$(7,581.0)	$8,968.1	$(1,804.7)	
Net income						1,353.4		$1,353.4
Other comprehensive income:								
Cumulative translation adjustment							89.1	89.1
Adjustment to initially apply SFAS 158, net of taxes							(380.7)	
Minimum Pension liability adjustment, net of tax							19.2	19.2
Other							(4.1)	(4.1)
Total comprehensive income								$1,457.6
Dividends declared:								
Series B Convertible Preference Stock, net of taxes						(28.7)		
Common stock						(649.1)		
Stock-based compensation expense			116.9					
Shares issued for stock options	7,095,538		107.7	(7,095,538)	227.7			
Treasury stock acquired	(14,982,242)			14,982,242	(884.7)			
Other	4,374,334		(70.9)	(4,374,334)	164.1			
Balance, December 31, 2006	512,658,587	$732.9	$1,218.1	220,194,593	$(8,073.9)	$9,643.7	$(2,081.2)	
Net income						1,737.4		$1,737.4
Other comprehensive income:								
Cumulative translation adjustment							250.2	250.2
Retirement Plan and other retiree benefit adjustments, net of taxes							163.9	163.9
Other							0.3	0.3
Total comprehensive income								**$2,151.8**
Adjustment to initially apply FIN 48						(4.0)		
Dividends declared:								
Series B Convertible Preference Stock, net of taxes						(28.0)		
Common stock						(721.6)		
Stock-based compensation expense			110.3					
Shares issued for stock options	10,051,559		174.8	(10,051,559)	255.2			
Treasury stock acquired	(18,062,892)			18,062,892	(1,269.4)			
Other	4,387,547		14.5	(4,387,547)	184.4			
Balance, December 31, 2007	**509,034,801**	**$732.9**	**$1,517.7**	**223,818,379**	**$(8,903.7)**	**$10,627.5**	**$(1,666.8)**	

See Notes to Consolidated Financial Statements.

Dollars in Millions Except Per Share Amounts

Consolidated Statements of Cash Flows

For the years ended December 31,	**2007**	2006	2005
Operating Activities			
Net income	**$ 1,737.4**	$ 1,353.4	$ 1,351.4
Adjustments to reconcile net income to net cash provided by operations:			
Restructuring, net of cash	**21.3**	145.4	111.6
Depreciation and amortization	**333.9**	328.7	329.3
Gain before tax on sale of non-core product lines	**(48.6)**	(46.5)	(147.9)
Stock-based compensation expense	**110.3**	116.9	41.1
Deferred income taxes	**(147.4)**	(23.2)	30.8
Cash effects of changes in:			
Receivables	**(66.5)**	(116.0)	(24.1)
Inventories	**(111.5)**	(118.5)	(46.8)
Accounts payable and other accruals	**366.2**	149.9	152.7
Other non-current assets and liabilities	**8.6**	31.4	(13.7)
Net cash provided by operations	**2,203.7**	1,821.5	1,784.4
Investing Activities			
Capital expenditures	**(583.1)**	(476.4)	(389.2)
Payment for acquisitions, net of cash acquired	**(26.5)**	(200.0)	(38.5)
Sale of property and non-core product lines	**109.7**	59.4	227.8
Purchases of marketable securities and investments	**(11.0)**	(1.2)	(20.0)
Other	**(17.4)**	(2.2)	(0.8)
Net cash used in investing activities	**(528.3)**	(620.4)	(220.7)
Financing Activities			
Principal payments on debt	**(1,737.8)**	(1,332.0)	(2,100.3)
Proceeds from issuance of debt	**1,513.1**	1,471.1	2,021.9
Payments to outside investors	**—**	—	(89.7)
Dividends paid	**(749.6)**	(677.8)	(607.2)
Purchases of treasury shares	**(1,269.4)**	(884.7)	(796.2)
Proceeds from exercise of stock options and excess tax benefits	**489.3**	364.4	47.1
Net cash used in financing activities	**(1,754.4)**	(1,059.0)	(1,524.4)
Effect of exchange rate changes on Cash and cash equivalents	**18.2**	6.7	(18.2)
Net (decrease) increase in Cash and cash equivalents	**(60.8)**	148.8	21.1
Cash and cash equivalents at beginning of year	**489.5**	340.7	319.6
Cash and cash equivalents at end of year	**$ 428.7**	$ 489.5	$ 340.7
Supplemental Cash Flow Information			
Income taxes paid	**$ 646.5**	$ 647.9	$ 584.3
Interest paid	**163.4**	168.3	149.9
Principal payments on ESOP debt, guaranteed by the Company	**53.9**	45.0	37.0

See Notes to Consolidated Financial Statements.

Dollars in Millions Except Per Share Amounts

Notes to Consolidated Financial Statements

1. Nature of Operations

The Company manufactures and markets a wide variety of products in the U.S. and around the world in two distinct business segments: Oral, Personal and Home Care; and Pet Nutrition. Oral, Personal and Home Care products include toothpaste, oral rinses and toothbrushes, bar and liquid hand soaps, shower gels, shampoos, conditioners, deodorants and antiperspirants, shave products, laundry and dishwashing detergents, fabric conditioners, cleansers and cleaners, bleaches and other similar items. These products are sold primarily to wholesale and retail distributors worldwide. Pet Nutrition products include pet food products manufactured and marketed by Hill's Pet Nutrition. The principal customers for Pet Nutrition products are veterinarians and specialty pet retailers. Principal global and regional trademarks include Colgate, Palmolive, Mennen, Softsoap, Irish Spring, Protex, Sorriso, Kolynos, Elmex, Tom's of Maine, Ajax, Axion, Fabuloso, Soupline, Suavitel, Hill's Science Diet and Hill's Prescription Diet.

The Company's principal classes of products accounted for the following percentages of worldwide sales for the past three years:

	2007	2006	2005
Oral Care	**40%**	38%	38%
Home Care	**24**	25	26
Personal Care	**23**	23	23
Pet Nutrition	**13**	14	13
Total	**100%**	100%	100%

2. Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Colgate-Palmolive Company and its majority-owned subsidiaries. Intercompany transactions and balances have been eliminated. The Company's investments in consumer products companies with interests ranging between 20% and 50% are accounted for using the equity method. As of December 31, 2007 and 2006, equity method investments included in Other assets were $8.5 and $6.8, respectively. Investments with less than a 20% interest are accounted for using the cost method. Unrelated third parties hold the remaining ownership interest in these investments. Net income (loss) from such investments is recorded in Other (income) expense, net in the Consolidated Statements of Income.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to use judgment and make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The level of uncertainty in estimates and assumptions increases with the length of time until the underlying transactions are completed. As such, the most significant uncertainty in the Company's assumptions and estimates involved in preparing the financial statements includes pension and other retiree benefit cost assumptions, stock-based compensation, asset impairment, uncertain tax positions, tax valuation allowances and legal and other contingency reserves. Additionally, the Company uses available market information and other valuation methodologies in assessing the fair value of financial instruments. Judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, changes in assumptions or the estimation methodologies may affect the fair value estimates. Actual results could ultimately differ from those estimates.

Revenue Recognition

Sales are recorded at the time products are shipped to trade customers and when risk of ownership transfers. Net sales reflect units shipped at selling list prices reduced by sales returns and the cost of current and continuing promotional programs. Current promotional programs, such as product listing allowances and co-operative advertising arrangements, are recorded in the period incurred. Continuing promotional programs are predominantly consumer coupons and volume-based sales incentive arrangements with trade customers. The redemption cost of consumer coupons is based on historical redemption experience and is recorded when coupons are distributed. Volume-based incentives offered to trade customers are based on the estimated cost of the program and are recorded as products are sold.

Shipping and Handling Costs

Shipping and handling costs are classified as Selling, general and administrative expenses and were $1,080.3, $942.7 and $860.2 for the years ended December 31, 2007, 2006 and 2005, respectively.

Marketing Costs

The Company markets its products through advertising and other promotional activities. Advertising costs are included in Selling, general and administrative expenses and are expensed as incurred. Certain consumer and trade promotional programs, such as consumer coupons, are recorded as a reduction of sales.

Dollars in Millions Except Per Share Amounts

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. The cost of approximately 80% of inventories is determined using the first-in, first-out (FIFO) method. The cost of all other inventories, predominantly in the U.S. and Mexico, is determined using the last-in, first-out (LIFO) method.

Property, Plant and Equipment

Land, buildings and machinery and equipment are stated at cost. Depreciation is provided, primarily using the straight-line method, over estimated useful lives, ranging from 3 to 15 years for machinery and equipment and up to 40 years for buildings.

Goodwill and Other Intangibles

Goodwill and indefinite life intangible assets, such as the Company's global brands, are subject to impairment tests at least annually. These tests were performed and did not result in an impairment charge. Other intangible assets with finite lives, such as trademarks, local brands and non-compete agreements, are amortized over their useful lives, ranging from 5 to 40 years.

Income Taxes

The provision for income taxes is determined using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based upon the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates that will be in effect at the time such differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Provision is made currently for taxes payable on remittances of overseas earnings; no provision is made for taxes on overseas retained earnings that are deemed to be permanently reinvested.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards No. 109. This interpretation prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. The impact of adoption of FIN 48 and discussion of related activity in 2007 are more fully described in Note 11. The Company recognizes interest expense and penalties related to unrecognized tax benefits within income tax expense.

Financial Instruments

Derivative instruments are recorded as assets and liabilities at estimated fair value based on available market information. The Company's derivative instruments that qualify for hedge accounting are primarily designated as either fair value hedges or cash flow hedges. For fair value hedges, changes in fair value of the derivative, as well as the offsetting changes in fair value of the hedged item, are recognized in earnings each period. For cash flow hedges, changes in fair value of the derivative are recorded in other comprehensive income and are recognized in earnings when the offsetting effect of the hedged item is also recognized in earnings. Cash flows related to fair value hedges and cash flow hedges are classified in the same category as the cash flows from the hedged item in the Consolidated Statements of Cash Flows.

The Company may also enter into certain foreign currency and interest rate instruments that economically hedge certain of its risks but do not qualify for hedge accounting. Changes in fair value of these derivative instruments, based on quoted market prices, are recognized in earnings each period.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123R) using the modified prospective method, and, as such, results for prior periods have not been restated. Prior to the adoption of SFAS 123R, stock option grants were accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and the Company adhered to the pro forma disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123R requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, such as stock options and restricted stock, based on the fair value of those awards at the date of grant over the requisite service period. Prior to January 1, 2006, the value of restricted stock awards, based on market prices, was expensed by the Company over the restriction period, and no compensation expense was recognized for stock option grants as all such grants had an exercise price not less than fair market value on the date of grant.

The Company uses the Black-Scholes-Merton (Black-Scholes) option pricing model to determine the fair value of stock-option awards under SFAS 123R, which is consistent with the model used for the previous pro forma disclosure under SFAS 123.

Stock-based compensation plans, related expenses and assumptions used in the Black-Scholes option pricing model are more fully described in Note 8.

Translation of Overseas Currencies

The assets and liabilities of foreign subsidiaries, other than those operating in highly inflationary environments, are translated into U.S. dollars at year-end exchange rates with resulting translation gains and losses accumulated in a separate component of shareholders' equity. Income and expense items are translated into U.S. dollars at average rates of exchange prevailing during the year.

For subsidiaries operating in highly inflationary environments, inventories, goodwill and property, plant and equipment are translated at the rate of exchange on the date the assets were acquired, while other assets and liabilities are translated at year-end exchange rates. Translation adjustments for these operations are included in Net income.

Dollars in Millions Except Per Share Amounts

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with certain requirements being effective in fiscal years beginning after 2008. The Company does not expect that SFAS 157 will have a material impact on the Company's financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" (SFAS 141R), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. Certain forms of contingent consideration and certain acquired contingencies will be recorded at fair value at the acquisition date. SFAS 141R also states acquisition costs will generally be expensed as incurred, and restructuring costs will be expensed in periods after the acquisition date. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51" (SFAS 160). SFAS 160 amends Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements," to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating SFAS 160 and does not expect it will have a material impact on the Company's financial position or results of operations.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Acquisitions and Divestitures

Acquisitions

During 2007, the Company increased its ownership interest in one of its subsidiaries in China to 100% at a cost of $26.5.

On May 1, 2006, the Company completed the purchase of 84% of the outstanding shares of Tom's of Maine, Inc., for approximately $100 plus transaction costs. Tom's of Maine gave Colgate the opportunity to enter the fast-growing health and specialty trade channel in the U.S. where Tom's of Maine toothpaste and deodorants are market leaders. The cost to acquire Tom's of Maine, Inc. was allocated to the assets acquired and the liabilities assumed at the date of acquisition based on fair values. In the second quarter of 2007, the final purchase price allocation of the acquisition was completed. The results of Tom's of Maine operations have been included in Colgate's North American operating segment in the Consolidated Financial Statements from the date of acquisition. The inclusion of pro forma financial data for Tom's of Maine prior to the date of acquisition would not have had a material impact on reported Net sales, Net income or Earnings per share for the years ended December 31, 2006 and 2005.

During 2006, the Company increased its ownership interests in its Poland and Romania subsidiaries to 100% at a cost of approximately $95. During 2005, the Company increased its ownership interests in certain subsidiaries to 100% at a cost of $38.5, primarily related to its Malaysia subsidiary.

Divestitures

Consistent with the Company's strategy to prioritize higher-margin businesses, the Company sold its household bleach businesses in Latin America, excluding Colombia, and Canada in 2007 and 2006, respectively. The transaction included the sale of the bleach brands Javex, Agua Jane and Nevex in Canada, Uruguay and Venezuela, respectively, and the license of the Ajax brand for bleach during a transition period in the Dominican Republic and Ecuador. The transaction closed in the Latin American countries during the first quarter of 2007 with proceeds of $66.5, resulting in a pretax gain of $48.6 ($29.7 aftertax) included in Other (income) expense, net in 2007. The transaction closed in Canada during the fourth quarter of 2006 with proceeds of $55.0, resulting in a pretax gain of $46.5 ($38.2 aftertax) included in Other (income) expense, net in 2006. These operations were not material to the Company's annual Net sales, Net income or Earnings per share.

During 2005, the Company sold its North American and Southeast Asian heavy-duty laundry detergent businesses. These operations accounted for less than 2% of the Company's annual Net sales. The aggregate proceeds from these sales were $215.6, resulting in a pretax gain of $147.9 ($93.5 aftertax) included in Other (income) expense, net.

4. Restructuring and Related Implementation Charges

The Company's previously announced four-year restructuring and business-building program (the 2004 Restructuring Program) to enhance the Company's global leadership position in its core businesses is progressing on schedule. On April 24, 2007, the Company expanded the 2004 Restructuring Program to encompass additional savings projects identified by the Company during the

Dollars in Millions Except Per Share Amounts

course of implementing the program. These additional projects will not extend the length of the program beyond the anticipated completion date of December 31, 2008. Including the expansion, the cost of implementing the 2004 Restructuring Program is estimated to result in cumulative pretax charges, once all the projects are approved and implemented, totaling between $1,000 and $1,075 ($725 and $775 aftertax). It is estimated that the total cumulative pretax charges of implementing the 2004 Restructuring Program, once completed, will be comprised of the following: termination benefits (40%), incremental depreciation (20%), asset impairments (5%) and other charges consisting primarily of implementation-related charges resulting directly from exit activities (20%) and the implementation of new strategies (15%). Over the course of the four-year 2004 Restructuring Program, it is estimated that approximately 50%-60% of the charges will result in cash expenditures.

For the years ended December 31, 2007, 2006 and 2005 restructuring and implementation-related charges are reflected in the income statement as follows:

	2007	2006	2005
Cost of sales	**$153.8**	$196.2	$100.2
Selling, general and administrative expenses	**49.1**	46.1	1.8
Other (income) expense, net	**55.6**	153.1	80.8
Total 2004 Restructuring Program charges, pretax	**$258.5**	$395.4	$182.8
Total 2004 Restructuring Program charges, aftertax	**$183.7**	$286.3	$145.1

Restructuring charges in the preceding table are recorded in the Corporate segment as these decisions are predominantly centrally directed and controlled and are not included in internal measures of segment operating performance.

Total 2007 charges relate to the 2004 Restructuring Program in North America (36%), Europe/South Pacific (22%), Latin America (3%), Greater Asia/Africa (14%) and Corporate (25%). Total program-to-date accumulated charges relate to the 2004 Restructuring Program in North America (38%), Europe/South Pacific (29%), Latin America (4%), Greater Asia/Africa (9%) and Corporate (20%). Since the inception of the 2004 Restructuring Program in December 2004, the Company has incurred total pretax cumulative charges of $905.4 ($663.1 aftertax) in connection with the implementation of various projects as follows:

	Cumulative Charges as of December 31, 2007
Termination Benefits	**$393.8**
Incremental Depreciation	**201.5**
Asset Impairments	**59.1**
Other	**251.0**
Total cumulative 2004 Restructuring Program charges, pretax	**$905.4**

The majority of costs incurred since inception relate to the following significant projects: the voluntary early retirement program in the U.S.; the closing of the Jeffersonville, Indiana, oral care facility; the consolidation of toothpaste production in Europe; exiting certain manufacturing activities in other categories in Portugal, Denmark, Puerto Rico, Senegal and Kansas City, Kansas; and the realignment of sales, administrative and research and development functions in various locations around the world.

The following table summarizes the activity for the restructuring charges discussed above and the related accrual:

	Termination Benefits	Incremental Depreciation	Asset Impairments	Other	Total
Balance at December 31, 2004	$ 41.7	$ —	$ —	$ 0.4	$ 42.1
Charges	58.6	65.3	30.2	28.7	182.8
Cash payments	(47.8)	—	—	(23.4)	(71.2)
Charges against assets	(11.4)	(65.3)	(30.2)	(6.4)	(113.3)
Other	(1.4)	—	—	4.2	2.8
Foreign exchange	(4.4)	—	—	(0.1)	(4.5)
Balance at December 31, 2005	$ 35.3	$ —	$ —	$ 3.4	$ 38.7
Charges	212.7	91.5	6.6	84.6	395.4
Cash payments	(89.7)	—	—	(75.3)	(165.0)
Charges against assets	(98.4)	(91.5)	(6.6)	(6.7)	(203.2)
Other	(10.0)	—	—	5.2	(4.8)
Foreign exchange	3.5	—	—	0.1	3.6
Balance at December 31, 2006	$ 53.4	$ —	$ —	$ 11.3	$ 64.7
Charges	80.9	41.4	0.3	135.9	258.5
Cash payments	(65.3)	—	—	(137.4)	(202.7)
Charges against assets	(14.1)	(41.4)	(0.3)	(4.6)	(60.4)
Other	(2.2)	—	—	3.6	1.4
Foreign exchange	1.9	—	—	0.2	2.1
Balance at December 31, 2007	**$ 54.6**	**$ —**	**$ —**	**$ 9.0**	**$ 63.6**

Dollars in Millions Except Per Share Amounts

Termination benefits incurred pursuant to the 2004 Restructuring Program are calculated based on long-standing benefit practices, local statutory requirements and, in certain cases, voluntary termination arrangements. Termination benefits also include pension enhancements of $14.1 and $98.4 in 2007 and 2006, respectively, which are reflected as Charges against assets within Termination benefits in the preceding table, as the corresponding balance sheet amounts are reflected as a reduction of pension assets. In 2007 and 2006, Termination benefits also include $2.2 and $10.0, respectively, of charges related to other retiree benefit enhancements and are reflected in Other charges as an increase to other retiree benefit liabilities. In 2007 and 2006, the Company made voluntary contributions of $34.5 and $85.0, respectively, to partially fund this obligation. The Company anticipates that it will continue to make incremental cash contributions to its plans in order to fund its restructuring-related pension obligations over the duration of the 2004 Restructuring Program.

Incremental depreciation was recorded to reflect changes in useful lives and estimated residual values for long-lived assets that will be taken out of service prior to the end of their normal service period. Asset impairments have been recorded to write down assets held for sale or disposal to their fair value based on amounts expected to be realized. Charges against assets within Asset impairments are net of cash proceeds pertaining to the sale of certain assets.

Other charges primarily consist of implementation-related charges resulting directly from exit activities and the implementation of new strategies as a result of the 2004 Restructuring Program. These charges include ramp-down costs related to the closure of existing facilities, start-up costs for new facilities and third-party incremental costs related to the development and implementation of new business and strategic initiatives. For the year ended December 31, 2007 charges related to start-up costs for new manufacturing facilities were $33.2, and costs incurred for the development and implementation of new business and strategic initiatives were $37.9. Since the inception of the 2004 Restructuring Program in December 2004, the Company has incurred $40.7 of charges related to start-up costs for new manufacturing facilities and $70.3 of costs for the development and implementation of new business and strategic initiatives. All costs relating to start-up costs for new facilities and third-party incremental costs related to the development and implementation of new business and strategic initiatives are expensed as incurred.

5. Goodwill and Other Intangible Assets

The net carrying value of Goodwill as of December 31, 2007 and 2006, by segment is as follows:

	2007	2006
Oral, Personal and Home Care		
North America	**$ 371.7**	$ 345.8
Latin America	**637.1**	568.1
Europe/South Pacific	**1,050.4**	980.2
Greater Asia/Africa	**197.8**	172.7
Total Oral, Personal and Home Care	**2,257.0**	2,066.8
Pet Nutrition	**15.0**	15.0
Total Goodwill	**$2,272.0**	$2,081.8

Other intangible assets as of December 31, 2007 and 2006, are comprised of the following:

	2007			2006		
	Gross Carrying Amount	**Accumulated Amortization**	**Net**	Gross Carrying Amount	Accumulated Amortization	Net
Trademarks	**$ 457.2**	**$(186.9)**	**$270.3**	$435.3	$(155.8)	$279.5
Other finite life intangible assets	**42.5**	**(14.4)**	**28.1**	26.6	(8.1)	18.5
Indefinite life intangible assets	**546.4**	**—**	**546.4**	533.1	—	533.1
Total Other intangible assets	**$1,046.1**	**$(201.3)**	**$844.8**	$995.0	$(163.9)	$831.1

The changes in the net carrying amounts of Goodwill and Other intangible assets during 2007 are mainly due to the impact of foreign currency translation of $193, acquisition of patents of $20 and an increase in the Company's ownership in one of its China subsidiaries of $16, offset primarily by amortization expense.

Amortization expense of the above trademarks and other finite life intangible assets was $18.2 for the year ended December 31, 2007. Annual estimated amortization expense for each of the next five years is expected to be approximately $18.

Dollars in Millions Except Per Share Amounts

6. Long-Term Debt and Credit Facilities

Long-term debt consists of the following at December 31:

	Weighted Average Interest Rate	Maturities	2007	2006
Notes	5.2%	2008–2078	**$2,119.8**	$1,931.4
Payable to banks	4.9%	2008–2013	**615.7**	688.7
ESOP notes, guaranteed by the Company	8.8%	2008–2009	**138.1**	192.1
Commercial paper	3.6%	2008	**478.8**	651.6
Capitalized leases			**7.6**	33.3
			3,360.0	3,497.1
Less: Current portion of long-term debt			**138.1**	776.7
Total			**$3,221.9**	$2,720.4

Commercial paper and certain current maturities of notes payable totaling $478.8 and $674.0 as of December 31, 2007 and 2006, respectively, are classified as long-term debt as the Company has the intent and ability to refinance such obligations on a long-term basis. Excluding commercial paper reclassified as long-term debt, scheduled maturities of long-term debt and capitalized leases outstanding as of December 31, 2007, are as follows:

Years Ended December 31,	
2008	$ 138.1
2009	100.8
2010	312.1
2011	622.2
2012	334.3
Thereafter	1,373.7

The Company has entered into interest rate swap agreements and foreign exchange contracts related to certain of these debt instruments (see Note 7).

During 2007, the Company issued 250 million of Euro-denominated medium term notes (approximately $365 at the December 31, 2007 exchange rate) maturing in June 2014 at a fixed interest rate of 4.75%, payable annually. The net proceeds of approximately $332 (248 million Euros) from the issuance were used to pay down U.S.-denominated commercial paper.

At December 31, 2007, the Company had unused credit facilities amounting to $2,752.3 and also had $1,052.2 of medium-term notes available for issuance pursuant to an effective shelf registration statement. The Company's domestic lines of credit include a five-year revolving credit facility of $1,500.0 with a syndicate of banks, which was extended an additional year in the fourth quarter of 2007 and now expires in November 2012. Commitment fees related to credit facilities are not material. The weighted-average interest rate on short-term borrowings included in Notes and loans payable in the Consolidated Balance Sheets as of December 31, 2007 and 2006 was 5.3% and 5.2%, respectively.

The ESOP notes guaranteed by the Company and certain credit facilities contain cross-default provisions. Noncompliance with these requirements could ultimately result in the acceleration of amounts owed. The Company is in full compliance with all such requirements and believes the likelihood of noncompliance is remote.

7. Fair Value of Financial Instruments

The Company uses available market information and other valuation methodologies in assessing the fair value of financial instruments. Judgment is required in interpreting market data to develop the estimates of fair value and accordingly, changes in assumptions or the estimation methodologies may affect the fair value estimates.

Derivative Instruments

Following are the notional amounts and net recorded fair values of the Company's derivative instruments:

	2007		2006	
	Notional Amount	**Fair Value**	Notional Amount	Fair Value
Interest rate swap contracts	**$ 120.0**	**$(0.2)**	$ 239.1	$ 2.2
Foreign currency contracts	**1,468.7**	**(0.8)**	1,269.3	(14.5)
Commodity contracts	**17.5**	**2.9**	16.2	2.9

The Company utilizes interest rate swap contracts to manage its targeted mix of fixed and floating rate debt. Forward and swap contracts are utilized to hedge a portion of the Company's foreign currency purchases, and assets and liabilities created in the normal course of business. The Company also uses these contracts to hedge the net investment in certain foreign subsidiaries. Forward contracts used in hedging forecasted foreign currency purchases have durations no greater than 18 months. Commodity contracts are utilized to hedge the purchases of raw materials used in the Company's operations. These contracts generally range from one to 12 months and qualify for cash flow hedge accounting treatment. It is the Company's policy to enter into derivative instruments with terms that match the underlying exposure being hedged. As such, the Company's derivative instruments are considered highly effective, and the net gain or loss from hedge ineffectiveness was not material.

Cumulative losses related to foreign currency and commodity contracts designated as cash flow hedges, which are expected to be recognized in earnings over the next 12 months when the offsetting effects of the hedged item are also recorded in earnings, are not material.

Other Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable, marketable securities, long-term investments and short-term debt approximated fair value as of December 31, 2007 and 2006. The estimated fair value of the Company's long-term debt, including current portion, as of December 31, 2007 and 2006, was $3,496.1 and $3,584.5, respectively, and the related carrying value was $3,360.0 and $3,497.1, respectively.

Credit Risk

The Company is exposed to credit loss in the event of nonperformance by counterparties to the financial instrument contracts held by the Company; however, nonperformance by these counterparties is considered remote as it is the Company's policy to contract with diversified counterparties that have a long-term debt rating of AA–/Aa3 or higher.

Dollars in Millions Except Per Share Amounts

8. Capital Stock and Stock-Based Compensation Plans

Preference Stock

The Company has the authority to issue 50,000,000 shares of preference stock. In 1989, the Company approved the issuance of 6,315,149 shares of Series B Convertible Preference Stock (the Preference Stock) without par value. Each share of Preference Stock, which is convertible into eight shares of common stock, has a redemption price of $65 per share and pays cumulative dividends equal to the higher of $2.44 or the current dividend paid on eight common shares for the comparable six-month period. As of December 31, 2007 and 2006, there were 3,037,758 and 3,426,737 shares of Preference Stock, respectively, outstanding and issued to the Company's Employee Stock Ownership Plan.

Stock Repurchases

The Company repurchased stock at a cost of $1,269.4 during 2007. In 2007, the Company repurchased its common stock under a share repurchase program that was approved by the Board of Directors and publicly announced in March 2006 (the 2006 Program). Under the 2006 Program, the Company was authorized to purchase up to 30 million shares of the Company's common stock. The Board's authorization also authorized share repurchases on an on-going basis to fulfill certain requirements of the Company's compensation and benefit programs.

The Company may use either authorized and unissued shares or treasury shares to meet share requirements resulting from the exercise of stock options and vesting of restricted stock awards.

Prior to the Board's approval of the 2006 Program, the Company purchased its shares under a program that was approved by the Board of Directors and publicly announced in October 2004 (the 2004 Program). Under the 2004 Program, the Company was authorized to purchase up to 20 million shares of the Company's common stock.

On January 30, 2008, the Company's Board of Directors authorized a new share repurchase program (the 2008 Program) that replaced, as of the close of business on January 30, 2008, the 2006 Program. The 2008 Program authorizes the Company to repurchase up to 30 million shares of common stock over the next two years. The shares may be repurchased in open-market or privately negotiated transactions at the Company's discretion, subject to market conditions, customary blackout periods and other factors. The Board's authorization also authorizes share repurchases on an on-going basis to fulfill certain requirements of the Company's compensation and benefit programs.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS 123R using the modified prospective method and, as such, results for prior periods have not been restated. Prior to the adoption of SFAS 123R, stock option grants were accounted for in accordance with APB 25, and the Company adhered to the pro forma disclosure provisions of SFAS 123. Prior to January 1, 2006, the value of restricted stock awards, based on market prices, was expensed by the Company over the restriction period, and no compensation expense was recognized for stock option grants as all such grants had an exercise price not less than fair market value on the date of grant.

SFAS 123R requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, such as stock options and restricted stock, based on the fair value of those awards at the date of grant. The value of restricted stock awards, based on market prices, is amortized on a straight-line basis over the requisite service period. The estimated fair value of stock options on the date of grant is amortized on a straight-line basis over the requisite service period for each separately vesting portion of the award.

SFAS 123R also requires that new awards to employees eligible for retirement prior to the award becoming fully vested be recognized as compensation cost over the period through the date that the employee first becomes eligible to retire and is no longer required to provide service to earn the award. The Company's stock options and restricted stock awards granted to eligible participants prior to the adoption of SFAS 123R that had an accelerated vesting feature associated with employee retirement continue to be recognized, as required, as compensation cost over the vesting period except in the instance of the participants' actual retirement.

The Company has two stock-based compensation plans, which are described below. The total stock-based compensation expense charged against pretax income for these plans was $110.3, $116.9 and $41.1 for the years ended December 31, 2007, 2006 and 2005, respectively. The total income tax benefit recognized on stock-based compensation was approximately $36.8, $38.2 and $14.4 for the years ended December 31, 2007, 2006 and 2005, respectively. As a result of adopting SFAS 123R on January 1, 2006, incremental stock-based compensation expense recognized for the year ended December 31, 2006 was $69.8 ($48.1 aftertax), which impacted diluted earnings per share by approximately $0.09.

Stock-based compensation expense is recorded within Selling, general and administrative expenses in the Corporate segment as these amounts are not included in internal measures of segment operating performance.

The following illustrates the effect on Net income and Earnings per share if the Company had applied the fair value method of SFAS 123 prior to January 1, 2006:

	2005
Net income, as reported	$1,351.4
Less: pro forma stock option compensation expense, net of tax	42.9
Pro forma net income	$1,308.5
Earnings per share:	
Basic – as reported	$ 2.54
Basic – pro forma	2.46
Diluted – as reported	2.43
Diluted – pro forma	2.35

The Company uses the Black-Scholes option pricing model to determine the fair value of stock-option awards under SFAS 123R, which is consistent with the model used for the previous pro forma disclosure under SFAS 123. The weighted-average estimated fair value of stock options granted in the year ended December 31, 2007, 2006 and 2005 was $12.72, $10.30 and $9.59, respectively. Fair value is estimated using the Black-Scholes option pricing model with the assumptions summarized in the following table:

	2007	2006	2005
Expected Term of Options	**4 years**	4 years	4 years
Expected Volatility Rate	**21%**	17%	20%
Risk-Free Rate	**4.2%**	4.8%	4.0%
Expected Dividend Yield	**2.1%**	2.1%	2.0%

The weighted-average expected option term reflects the application of the simplified method set out in Staff Accounting Bulletin No. 107 issued by the Securities and Exchange Commission, which defines the term as the average of the contractual term of the options and the weighted-average vesting period for all option tranches. Expected volatility incorporates implied share-price volatility derived from exchange traded options on the Company's common stock. Prior to 2006, such assumptions were determined based on historical data. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury implied yield at the time of grant.

The Company elected to use the transition guidance for calculating the opening pool of windfall tax benefits as prescribed in SFAS 123R effective January 1, 2006 instead of the alternative transition method as prescribed in FAS 123(R)-3, "Transition Election to Accounting for the Tax Effects of Share-Based Payments Awards."

Incentive Stock Plan

The Company has a plan that provides for grants of restricted stock awards for officers and other employees. A committee of independent members of the Board of Directors administers the plan. The awarded shares are made in common stock and vest at the end of the restriction period, which is generally three years.

Restricted stock award activity for the year ended December 31, 2007, is summarized below:

	Shares (in thousands)	Weighted Average Grant Date Fair Value Per Award
Restricted stock awards as of January 1	3,116	$55
Activity:		
Granted	743	67
Vested	(1,236)	54
Forfeited	(51)	57
Restricted stock awards as of December 31	2,572	$59

As of December 31, 2007, there was $47.1 of total unrecognized compensation expense related to nonvested restricted stock awards, which will be recognized over a weighted-average period of 1.8 years. The total fair value of shares vested during the years ended December 31, 2007, 2006 and 2005 was $78.3, $28.2 and $28.3, respectively.

Stock Option Plans

The Company's Stock Option Plans provide for the issuance of non-qualified stock options to officers and other employees that have a contractual term of six years and generally vest over three years. As of December 31, 2007, approximately 27,235,000 shares of common stock were available for future stock option grants.

A summary of stock option plan activity as of December 31, 2007, is presented below:

	Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Value of Unexercised In-the-Money Options
Options outstanding, January 1	37,952	$54		
Granted	4,515	68		
Exercised	(13,780)	51		
Forfeited or expired	(313)	56		
Options outstanding, December 31	28,374	57	4	$586
Options exercisable, December 31	19,612	$55	3	$456

As of December 31, 2007, there was $41.9 of total unrecognized compensation expense related to options, which will be recognized over a weighted-average period of 1.6 years. The total value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $289.8, $78.2 and $34.2, respectively.

Prior to the adoption of SFAS 123R, the Company presented the benefit of all tax deductions resulting from the exercise of stock options and vesting of restricted stock awards as operating cash flows in the Consolidated Statements of Cash Flows. The benefits of tax deductions in excess of grant date fair value was $65.4 and was reported as a financing cash flow in 2007. Cash proceeds received from options exercised for the years ended December 31, 2007, 2006 and 2005 were $423.9, $354.0 and $47.1, respectively.

9. Employee Stock Ownership Plan

In 1989, the Company expanded its Employee Stock Ownership Plan (ESOP) through the introduction of a leveraged ESOP that funds certain benefits for employees who have met eligibility requirements. The ESOP issued $410.0 of long-term notes due through 2009 bearing an average interest rate of 8.7%. The remaining balance of the long-term notes, which are guaranteed

Dollars in Millions Except Per Share Amounts

by the Company, is reflected in the accompanying Consolidated Balance Sheets. The ESOP used the proceeds of the notes to purchase 6.3 million shares of Preference Stock from the Company. The Preference Stock, which is convertible into eight shares of common stock, has a redemption price of $65 per share and pays semiannual dividends equal to the higher of $2.44 or the current dividend paid on eight common shares for the comparable six-month period. During 2000, the ESOP entered into a loan agreement with the Company under which the benefits of the ESOP may be extended through 2035.

Dividends on the Preference Stock, as well as on the common shares also held by the ESOP, are paid to the ESOP trust and, together with cash contributions and advances from the Company, are used by the ESOP to repay principal and interest on the outstanding notes. Preference Stock is released for allocation to participants based upon the ratio of the current year's debt service to the sum of total principal and interest payments over the life of the loans. As of December 31, 2007, 1,306,195 shares were released and allocated to participant accounts, and 1,731,563 shares were available for future allocation.

Dividends on the Preference Stock are deductible for income tax purposes and, accordingly, are reflected net of their tax benefit in the Consolidated Statements of Retained Earnings, Comprehensive Income and Changes in Capital Accounts.

Annual expense related to the leveraged ESOP, determined as interest incurred on the original notes, plus the higher of either principal payments or the historical cost of Preference Stock allocated, less dividends received on the shares held by the ESOP and advances from the Company, was $12.2 in 2007, $14.1 in 2006 and $11.9 in 2005. Unearned compensation, which is shown as a reduction in shareholders' equity, represents the amount of ESOP debt outstanding reduced by the difference between the cumulative cost of Preference Stock allocated and the cumulative principal payments.

Interest incurred on the ESOP's notes was $13.4 in 2007, $17.9 in 2006 and $21.7 in 2005. The Company paid dividends on the shares held by the ESOP of $35.8 in 2007, $37.0 in 2006 and $36.9 in 2005. Company contributions to the ESOP were $12.2 in 2007, $14.1 in 2006 and $11.9 in 2005.

10. Retirement Plans and Other Retiree Benefits

Retirement Plans

The Company, its U.S. subsidiaries and some of its overseas subsidiaries maintain defined benefit retirement plans covering substantially all of their employees. Benefits are based primarily on years of service and employees' career earnings. In the Company's principal U.S. plans, funds are contributed to the trusts in accordance with regulatory limits to provide for current service and for any unfunded projected benefit obligation over a reasonable period. Assets of the plans consist principally of common stocks, guaranteed investment contracts with insurance companies, U.S. government and corporate obligations and investments in real estate funds. The asset allocation for the Company's defined benefit plans at the end of 2007 and 2006 and the target allocation by asset category are as follows:

	United States			International		
	Target	**2007 Actual**	2006 Actual	Target	**2007 Actual**	2006 Actual
Asset Category						
Equity securities	63%	**69%**	66%	51%	**50%**	52%
Debt securities	33	**26**	30	41	**42**	43
Real estate and other	4	**5**	4	8	**8**	5
Total	100%	**100%**	100%	100%	**100%**	100%

Equity securities in the U.S. plans include investments in the Company's common stock representing 9% of U.S. plan assets at December 31, 2007, and 8% of plan assets at December 31, 2006. Such plans purchased approximately 28,600 and 59,200 shares in 2007 and 2006, respectively, using the proceeds from dividends on previously purchased Company stock. In 2007, 435,523 shares of the Company's common stock were sold. No shares were sold in 2006. The plans received dividends on the Company's common stock of approximately $2 in 2007 and 2006.

The overall investment objective is to balance risk and return so that obligations to employees are met. The Company evaluates its long-term rate of return on plan assets on an annual basis. In determining the long-term rate of return, the Company considers the nature of the plans' investments, an expectation for the plans' investment strategies and the historical rates of return. The assumed rate of return for 2007 for the U.S. plans was 8%. Historical rates of return for the U.S. plans for the most recent 15-year period were approximately 9%. Similar assessments were performed in determining rates of returns on international pension plan assets to arrive at the Company's current weighted-average rate of return of 6.7%.

Other Retiree Benefits

The Company and certain of its subsidiaries provide health care and life insurance benefits for retired employees to the extent not provided by government-sponsored plans. The Company utilizes a portion of its leveraged ESOP to reduce its obligation to provide these other retiree benefits and to offset its current service cost. Additionally, during 2007 and 2006 the Company made contributions of $7.0 and $7.6, respectively, to fund the payment of future postretirement medical benefits, the maximum permitted under U.S. tax regulations.

Dollars in Millions Except Per Share Amounts

The Company uses a December 31 measurement date for its defined benefit and other retiree benefit plans. Summarized information for the Company's defined benefit and other retiree benefit plans are as follows:

	Pension Benefits				Other Retiree Benefits	
	2007	2006	**2007**	2006	**2007**	2006
	United States		**International**			
Change in Benefit Obligations						
Benefit obligations at beginning of year	**$1,582.0**	$1,462.4	**$ 720.4**	$ 658.8	**$ 460.0**	$ 413.0
Service cost (income)	**40.9**	45.2	**18.9**	21.1	**2.2**	(1.9)
Interest cost	**87.5**	83.4	**34.8**	32.1	**31.8**	28.7
Participants' contributions	**1.8**	2.3	**3.5**	3.1	**—**	—
Acquisitions/plan amendments	**0.1**	36.7	**0.2**	(2.3)	**4.0**	—
Actuarial loss (gain)	**(89.7)**	(36.7)	**(57.1)**	(7.1)	**(17.9)**	30.9
Foreign exchange impact	**—**	—	**58.4**	60.6	**2.4**	(0.9)
Termination benefits	**14.6**	100.9	**—**	0.2	**1.5**	6.5
Curtailments and settlements	**(58.5)**	—	**(24.3)**	(13.8)	**—**	—
Benefit payments	**(120.1)**	(112.2)	**(36.9)**	(32.3)	**(11.9)**	(16.3)
Benefit obligations at end of year	**$1,458.6**	$1,582.0	**$ 717.9**	$ 720.4	**$ 472.1**	$ 460.0
Change in Plan Assets						
Fair value of plan assets at beginning of year	**$1,393.7**	$1,236.8	**$ 404.5**	$ 355.8	**$ 22.6**	$ 12.2
Actual return on plan assets	**130.8**	153.2	**17.9**	25.1	**2.4**	2.8
Company contributions	**104.1**	113.6	**35.2**	36.4	**18.9**	23.9
Participants' contributions	**1.8**	2.3	**3.5**	3.1	**—**	—
Foreign exchange impact	**—**	—	**25.5**	28.8	**—**	—
Settlements	**(58.5)**	—	**(7.8)**	(12.4)	**—**	—
Benefit payments	**(120.1)**	(112.2)	**(36.9)**	(32.3)	**(11.9)**	(16.3)
Fair value of plan assets at end of year	**$1,451.8**	$1,393.7	**$ 441.9**	$ 404.5	**$ 32.0**	$ 22.6
Funded Status						
Benefit obligations at end of year	**$1,458.6**	$1,582.0	**$ 717.9**	$ 720.4	**$ 472.1**	$ 460.0
Fair value of plan assets at end of year	**1,451.8**	1,393.7	**441.9**	404.5	**32.0**	22.6
Net amount recognized	**$ (6.8)**	$ (188.3)	**$(276.0)**	$(315.9)	**$(440.1)**	$(437.4)
Amounts Recognized in Balance Sheet						
Noncurrent assets	**$ 190.8**	$ 65.6	**$ 9.6**	$ 5.5	**$ —**	$ —
Current liabilities	**(13.9)**	(14.2)	**(13.4)**	(11.5)	**(15.3)**	(18.6)
Noncurrent liabilities	**(183.7)**	(239.7)	**(272.2)**	(309.9)	**(424.8)**	(418.8)
Net amount recognized	**$ (6.8)**	$ (188.3)	**$(276.0)**	$(315.9)	**$(440.1)**	$(437.4)
Amounts recognized in accumulated other comprehensive income consist of						
Actuarial loss	**$ 209.8**	$ 355.4	**$ 73.5**	$ 145.5	**$ 186.3**	$ 216.4
Transition/prior service cost	**35.5**	41.5	**8.0**	8.8	**1.4**	1.3
	$ 245.3	$ 396.9	**$ 81.5**	$ 154.3	**$ 187.7**	$ 217.7
Accumulated benefit obligation	**$1,398.3**	$1,502.0	**$ 638.7**	$ 625.2	**$ —**	$ —
Weighted-Average Assumptions Used to Determine Benefit Obligations						
Discount rate	**6.50%**	5.80%	**5.52%**	4.82%	**6.50%**	5.80%
Long-term rate of return on plan assets	**8.00%**	8.00%	**7.00%**	6.70%	**8.00%**	8.00%
Long-term rate of compensation increase	**4.00%**	4.00%	**3.65%**	3.41%	**—**	—
ESOP growth rate	**—**	—	**—**	—	**10.00%**	10.00%

Dollars in Millions Except Per Share Amounts

Plans with projected benefit obligations in excess of plan assets and plans with accumulated benefit obligations in excess of plan assets as of December 31 consist of the following:

	Years Ended December 31,	
	2007	2006
Benefit Obligation Exceeds Fair Value of Plan Assets		
Projected benefit obligation	**$856.9**	$1,045.4
Fair value of plan assets	**373.7**	470.0
Accumulated benefit obligation	**611.5**	757.1
Fair value of plan assets	**201.6**	281.7

These amounts represent non-qualified U.S. plans and certain plans at foreign locations that are primarily unfunded.

The medical cost trend rate of increase assumed in measuring the expected cost of benefits is projected to decrease ratably from 10% in 2008 to 5% in 2013 and will remain at 5% for the years thereafter. Changes in this rate can have a significant effect on amounts reported. The effect of a 1% change in the assumed medical cost trend rate would have the following approximate effect:

	One percentage point	
	Increase	Decrease
Accumulated postretirement benefit obligation	$74	$(60)
Annual expense	7	(6)

Summarized information regarding the net periodic benefit costs for the Company's defined benefit and other retiree benefit plans is as follows:

	Pension Benefits						Other Retiree Benefits		
	2007	2006	2005	**2007**	2006	2005	**2007**	2006	2005
	United States			International					
Components of Net Periodic Benefit Cost									
Service cost	**$ 40.9**	$ 45.2	$ 47.4	**$ 18.9**	$ 21.1	$ 20.0	**$11.4**	$ 11.9	$ 10.3
Interest cost	**87.5**	83.4	76.1	**34.8**	32.1	33.3	**31.8**	28.7	26.4
Annual ESOP allocation	—	—	—	—	—	—	**(9.2)**	(13.8)	(13.9)
Expected return on plan assets	**(108.9)**	(98.9)	(90.0)	**(27.5)**	(25.0)	(23.7)	**(2.1)**	(1.3)	(0.8)
Amortization of transition & prior service costs (credits)	**6.0**	4.1	4.8	**0.8**	1.5	1.3	**(0.1)**	—	(0.4)
Amortization of actuarial loss	**16.0**	24.4	26.6	**6.7**	7.9	6.6	**11.9**	12.3	9.5
Net periodic benefit cost	**$ 41.5**	$ 58.2	$ 64.9	**$ 33.7**	$ 37.6	$ 37.5	**$43.7**	$ 37.8	$ 31.1
Other postretirement charges	**32.8**	101.7	25.6	**1.6**	1.1	12.6	**5.5**	6.5	10.7
Total pension cost	**$ 74.3**	$159.9	$ 90.5	**$ 35.3**	$ 38.7	$ 50.1	**$49.2**	$ 44.3	$ 41.8
Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost									
Discount rate	**5.80%**	5.50%	5.75%	**4.82%**	4.83%	5.53%	**5.80%**	5.50%	5.75%
Long-term rate of return on plan assets	**8.00%**	8.00%	8.00%	**6.70%**	6.92%	7.50%	**8.00%**	8.00%	8.00%
Long-term rate of compensation increase	**4.00%**	4.00%	4.00%	**3.41%**	3.42%	3.63%	—	—	—
ESOP growth rate	—	—	—	—	—	—	**10.00%**	10.00%	10.00%

Other postretirement charges amounted to $39.9, $109.3 and $48.9 for the years ended December 31, 2007, 2006 and 2005, respectively. Charges in 2007 relating to certain one-time termination benefits incurred pursuant to the 2004 Restructuring Program amounted to $16.3. During 2007, the Company made voluntary contributions of $45.0 (including $34.5 related to restructuring) to its U.S. postretirement plans. Other 2007 charges required by SFAS No. 88, "Employers' Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" (SFAS 88), amounted to $23.6 and pertained primarily to lump sum payments of normal retirement benefits associated with retirement plans in the U.S.

Other postretirement charges in 2006 relating to certain one-time termination benefits incurred pursuant to the 2004 Restructuring Program amounted to $107.6. During 2006, the Company made voluntary contributions of $111.0 (including $85.0 related to restructuring) to its U.S. postretirement plans. Other 2006 charges required by SFAS 88 amounted to $1.7, including $0.8 pertaining to a curtailment resulting from the 2004 Restructuring Program.

Other postretirement charges in 2005, relating to certain one-time termination benefits incurred pursuant to the 2004 Restructuring Program, amounted to $12.8. Additionally, other postretirement charges in 2005 included a non-cash charge of $9.2 associated with an international postretirement obligation and other 2005 charges required by SFAS 88 amounted to $26.9. Other SFAS 88 charges included the conversion of one of the Company's international pension plans to a defined contribution plan for all eligible participants for $10.6 and a lump sum payment of normal retirement benefits associated with a retirement plan in the U.S. for $14.2.

Dollars in Millions Except Per Share Amounts

Termination benefits incurred pursuant to the 2004 Restructuring Program in 2007, 2006 and 2005 are reflected as a restructuring charge; however, the related accrual resides in pension and other retiree benefit assets and liabilities at December 31, 2007, 2006 and 2005, respectively.

Other changes in plan assets and benefit obligations recognized in Other Comprehensive Income were as follows:

	Before-Tax Amount	Tax Expense (Benefit)	Net-of-Tax Amount
Net actuarial loss (gain) arising during the period	$(193.7)	$68.7	$(125.0)
Amortization of transition & prior service (costs) credits	(6.7)	2.5	(4.2)
Amortization of actuarial (loss) gain	(54.0)	19.3	(34.7)
Total	$(254.4)	$90.5	$(163.9)

The estimated actuarial loss and the estimated transition/prior service cost for defined benefit and other retiree benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is as follows:

	Pension Benefits	Other Retiree Benefits
Actuarial loss	$7.3	$8.9
Transition & prior service cost	4.4	(0.1)

Expected Contributions & Benefit Payments

Management's best estimate of cash requirements to be paid directly from the Company's assets for its postretirement plans for the year ending December 31, 2008, is approximately $95, including approximately $16 for other retiree benefit plans. These estimated cash requirements include approximately $53 of projected contributions to the Company's postretirement plans and approximately $42 of projected benefit payments made directly to participants of unfunded plans. Expected contributions are dependent on many variables, including the variability of the market value of the assets as compared to the obligation and other market or regulatory conditions. Accordingly, actual funding may differ from current estimates.

Total benefit payments expected to be paid to participants, which include payments directly from the Company's assets to participants of unfunded plans, as discussed above, as well as payments paid from the plans are as follows:

Years Ended December 31,	Pension Benefits United States	Pension Benefits International	Other Retiree Benefits
2008	$114.4	$ 42.1	$ 15.6
2009	111.5	37.5	28.6
2010	111.9	48.1	31.7
2011	112.0	40.4	31.3
2012	113.8	42.8	31.1
2013–2017	612.1	224.6	126.9

11. Income Taxes

The components of income before income taxes are as follows for the three years ended December 31:

	2007	2006	2005
United States	**$ 802.1**	$ 584.9	$ 893.2
International	**1,694.4**	1,416.9	1,185.8
Total Income before income taxes	**$2,496.5**	$2,001.8	$2,079.0

The provision for income taxes consists of the following for the three years ended December 31:

	2007	2006	2005
United States	**$273.8**	$202.7	$333.2
International	**485.3**	445.7	394.4
Total Provision for income taxes	**$759.1**	$648.4	$727.6

Temporary differences between accounting for financial statement purposes and accounting for tax purposes result in the current provision for taxes being higher (lower) than the total provision for income taxes as follows:

	2007	2006	2005
Intangible assets	**$ (33.7)**	$(42.8)	$(60.2)
Property, plant and equipment	**14.7**	18.4	34.2
Pension and other retiree benefits	**9.9**	30.5	(19.8)
Stock-based compensation	**6.4**	28.7	2.7
Tax loss and tax credit carryforwards	**(14.3)**	(21.3)	(9.3)
Valuation allowances	**112.2**	20.1	(0.1)
Other, net	**30.3**	(1.3)	15.0
Total	**$125.5**	$ 32.3	$(37.5)

In 2007, Other, net primarily relates to exchange gains on debt of an overseas subsidiary that are taxable locally when the debt is repaid.

The difference between the statutory U.S. federal income tax rate and the Company's global effective tax rate as reflected in the Consolidated Statements of Income is as follows:

Percentage of Income before income taxes	**2007**	2006	2005
Tax at United States statutory rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**0.9**	0.8	0.9
Effect of American Jobs Creation Act	**—**	—	2.0
Earnings taxed at other than United States statutory rate	**0.2**	(1.2)	(1.5)
Reduction of valuation allowances	**(4.5)**	(0.9)	—
Other, net	**(1.2)**	(1.3)	(1.4)
Effective tax rate	**30.4%**	32.4%	35.0%

Generally, the changes in valuation allowances on deferred tax assets and the corresponding impact on the effective tax rate results from management's assessment of the Company's ability to utilize certain operating loss and tax carryforwards prior to expiration. The rate reduction in 2007 and 2006 primarily reflects the reversal of a valuation allowance in Brazil as discussed below.

Dollars in Millions Except Per Share Amounts

The American Jobs Creation Act of 2004 (the AJCA), which was enacted in October 2004, created a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain qualifying dividends. The Company repatriated $780 in incremental foreign earnings in the second half of 2005 at a full year tax cost of approximately $40.9.

The components of deferred tax assets (liabilities) are as follows at December 31:

	2007	2006
Deferred tax liabilities:		
Intangible assets	**$(432.3)**	$(380.9)
Property, plant and equipment	**(226.8)**	(233.4)
Other	**(101.0)**	(150.5)
	(760.1)	(764.8)
Deferred tax assets:		
Pension and other retiree benefits	**178.4**	259.2
Tax loss and tax credit carryforwards	**210.8**	189.4
Accrued liabilities	**97.8**	77.3
Stock-based compensation	**63.5**	57.1
Other	**81.3**	94.2
Valuation allowance	**(10.8)**	(125.4)
	621.0	551.8
Net deferred income taxes	**$(139.1)**	$(213.0)
Deferred taxes included within:		
Assets:		
Other current assets	**$ 125.0**	$ 96.9
Liabilities:		
Deferred income taxes	**(264.1)**	(309.9)
Net deferred income taxes	**$(139.1)**	$(213.0)

The major component of the valuation allowance as of December 31, 2007 and 2006 relates to tax benefits in certain jurisdictions arising from net operating losses and related tax loss carryforwards. On an on-going basis, the Company reassesses the need for such valuation allowances based on recent operating results, its assessment of the likelihood of future taxable income and developments in the relevant tax jurisdictions. As a result of such a reassessment, and in light of positive operating results in Brazil, the realization of these deferred tax assets in Brazil is probable and as such, the Company reduced its valuation allowance in the first quarter of 2007 by $94.6.

Applicable U.S. income and foreign withholding taxes have not been provided on approximately $2,300 of undistributed earnings of foreign subsidiaries at December 31, 2007. These earnings have been and are currently considered to be permanently invested and are currently not subject to such taxes. Determining the tax liability that would arise if these earnings were remitted is not practicable.

In addition, net tax benefits of $49.6 in 2007, $258.0 in 2006 and $12.0 in 2005 recorded directly through equity predominantly include tax benefits related to employee equity compensation and benefit plans. The increase in net tax benefits recorded directly through equity in 2006 was primarily related to the implementation of SFAS 158.

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109" (FIN 48), on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized a $4.0 increase in the liability for unrecognized tax benefits which, as required, was accounted for as a reduction to the January 1, 2007, balance of Retained earnings.

Unrecognized tax benefits activity for the year ended December 31, 2007 is summarized below:

	2007
Unrecognized tax benefits:	
Balance, January 1	**183.5**
Increases as a result of tax positions taken during the current year	**48.1**
Increases of tax positions taken during prior years	**4.8**
Decreases of tax positions taken during prior years	**(21.4)**
Decreases relating to settlements with taxing authorities	**(17.5)**
Effect of foreign currency rate movements	**1.8**
Balance, December 31	**$199.3**

If all of the unrecognized tax benefits above were recognized, approximately $166 would impact the effective tax rate. It is possible that up to one-fourth of the amount of unrecognized tax benefits may be resolved in the next 12 months.

The Company recognized approximately $9 of interest expense related to the above unrecognized tax benefits within income tax expense in 2007. The Company had accrued interest of approximately $33 and $23 as of December 31, 2007 and 2006, respectively.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and many state and foreign jurisdictions. While the statutes of limitations may not have expired, all U.S federal income tax returns for the periods ended through December 31, 2005 have been audited by and settled with the Internal Revenue Service. With a few exceptions, the Company is no longer subject to U.S. state and local income tax examination for the years prior to 2003. In addition, the Company has subsidiaries in various foreign jurisdictions that have statutes of limitations generally ranging from 3 to 6 years.

Dollars in Millions Except Per Share Amounts

12. Earnings Per Share

	For the Year Ended 2007			For the Year Ended 2006			For the Year Ended 2005		
	Income	Shares (millions)	Per Share	Income	Shares (millions)	Per Share	Income	Shares (millions)	Per Share
Net income	$1,737.4			$1,353.4			$1,351.4		
Preferred dividends	(28.0)			(28.7)			(28.2)		
Basic EPS	1,709.4	510.8	$3.35	1,324.7	515.2	$2.57	1,323.2	520.5	$2.54
Stock options and restricted stock		7.6			6.1			3.8	
Convertible preference stock	28.0	25.3		28.7	29.2		28.2	32.2	
Diluted EPS	$1,737.4	543.7	$3.20	$1,353.4	550.5	$2.46	$1,351.4	556.5	$2.43

Diluted earnings per share is computed on the basis of the weighted-average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options and restricted stock awards.

13. Commitments and Contingencies

Minimum rental commitments under noncancellable operating leases, primarily for office and warehouse facilities, are $134.9 in 2008, $117.3 in 2009, $88.4 in 2010, $68.3 in 2011, $66.2 in 2012 and $115.3 thereafter. Rental expense amounted to $157.4 in 2007, $142.6 in 2006 and $130.6 in 2005. Capital leases included in fixed assets, contingent rentals and sublease income are not significant. The Company has various contractual commitments to purchase raw, packaging and other materials totaling approximately $763.4.

The Company is contingently liable with respect to lawsuits, environmental matters, taxes and other matters arising out of the normal course of business.

Management proactively reviews and monitors its exposure to, and the impact of, environmental matters. The Company is a potentially responsible party to various environmental matters and as such may be responsible for all or a portion of the cleanup, restoration and post-closure monitoring of several sites. Substantially all of the Company's potential liability for these matters relates to a single superfund site associated with a prior acquisition. Substantially all of the Company's potential liability that may arise in connection with this site has been acknowledged in writing as being covered by the Company's insurance carriers, which are presently making all their required payments and are expected to continue to do so in the future. While it is possible that the nonperformance of other potentially responsible parties or the Company's insurance carriers could affect the cash flows and results of operations in any particular quarter or year, it is the opinion of management that the ultimate disposition of these matters, to the extent not previously provided for, will not have a material impact on the financial position or on-going results of operations and cash flows of the Company.

As a matter of course, the Company is regularly audited by the Internal Revenue Service (IRS) and other tax authorities around the world in countries where it conducts business. In this regard, the IRS has completed its examination of the Company's federal income tax returns for 1996 through 2005. The amount of additional tax involved as a result of assessments arising from the IRS examination did not have a material impact on the financial position, results of operations or cash flows of the Company. Estimated incremental tax payments related to the potential disallowances for subsequent periods are insignificant.

In May 2006, one of the Company's subsidiaries received an assessment from the Mexican tax authorities totaling approximately $635, at the current exchange rate, including interest and penalties, challenging Value Added Tax (VAT) credits claimed in its 2000 and 2001 VAT returns. In December 2006, another subsidiary of the Company received an income tax assessment from the Mexican tax authorities totaling approximately $190, at the current exchange rate, including interest and penalties, challenging the transfer pricing on transactions between that subsidiary and another of the Company's subsidiaries located in the United States. The Company, through its subsidiary, requested and received in 1999 a written advance ruling from the Mexican tax authorities for both VAT and income tax on which the Company relied in subsequently claiming

Dollars in Millions Except Per Share Amounts

on its returns the VAT credits and income tax treatment to which these assessments relate. The Company believes based on the advice of outside counsel that its tax filings are in full compliance with the written advance ruling and applicable tax law and regulations. However, the Company has entered into settlement discussions with the Mexican tax authorities regarding these matters. If such discussions are not resolved to the Company's satisfaction, it intends to vigorously challenge the assessments in the Mexican court system and through discussions between Mexican and U.S. government authorities pursuant to the income tax treaty between the countries. Although there can be no assurances, the Company believes based on the advice of outside counsel that ultimately it will prevail in the VAT matter and that the transfer pricing dispute will not result in a material financial exposure to the Company.

In 1995, the Company acquired the Kolynos oral care business from Wyeth (formerly American Home Products) (the Seller), as described in the Company's Form 8-K dated January 10, 1995. On September 8, 1998, the Company's Brazilian subsidiary received notice of an administrative proceeding from the Central Bank of Brazil primarily taking issue with certain foreign exchange filings made with the Central Bank in connection with the financing of this strategic transaction but in no way challenging or seeking to unwind the acquisition. The Central Bank of Brazil in January 2001 notified the Company of its decision in this administrative proceeding to impose a fine, which, at the current exchange rate, approximates $147. The Company appealed the imposition of the fine to the Brazilian Monetary System Appeals Council (the Council), and on January 30, 2007, the Council decided the appeal in the Company's favor, dismissing the fine entirely.

In addition, the Brazilian internal revenue authority has disallowed interest deductions and foreign exchange losses taken by the Company's Brazilian subsidiary for certain years in connection with the financing of the Kolynos acquisition. The tax assessments with interest, at the current exchange rate, approximate $123. The Company has been disputing the disallowances by appealing the assessments within the internal revenue authority's appellate process with the following results to date:

- In June 2005, the First Board of Taxpayers ruled in the Company's favor and allowed all of the previously claimed deductions for 1996 through 1998, which represent more than half of the total exposure. The tax authorities have appealed this decision to the next administrative level.
- In March 2007, the First Board of Taxpayers ruled in the Company's favor and allowed all of the previously claimed deductions for 1999 through 2001, which represent the remaining exposure. The tax authorities could appeal this decision to the next administrative level.

In the event of an adverse decision within the internal revenue authority's appellate process, further appeals are available within the Brazilian federal courts. Although there can be no assurances, management believes, based on the opinion of its Brazilian legal counsel and other experts, that the disallowances are without merit and that the Company should prevail on appeal either at the administrative level or, if necessary, in the Brazilian federal courts. The Company intends to challenge these assessments vigorously.

In addition, Brazilian prosecutors reviewed the foregoing transactions as part of an overall examination of all international transfers of Reais through non-resident current accounts during the 1992 to 1998 time frame, a review that the Company understands involved hundreds and possibly thousands of other individuals and companies unrelated to the Company. At the request of these prosecutors, in February 2004, a federal judge agreed to authorize criminal charges against certain current and former officers of the Company's Brazilian subsidiary based on the same allegations made in the Central Bank and tax proceedings discussed above. Management believes, based on the opinion of its Brazilian legal counsel, that these officers behaved in all respects properly and in accordance with the law in connection with the financing of the Kolynos acquisition. Management intends to support and defend these officers vigorously.

Dollars in Millions Except Per Share Amounts

In 2002, the Brazilian Federal Public Attorney filed a civil action against the federal government of Brazil, Laboratorios Wyeth-Whitehall Ltda., the Brazilian subsidiary of the Seller, and the Company, as represented by its Brazilian subsidiary, seeking to annul an April 2000 decision by the Brazilian Board of Tax Appeals that found in favor of the Seller's subsidiary on the issue of whether it had incurred taxable capital gains as a result of the divestiture of Kolynos. The action seeks to make the Company's Brazilian subsidiary jointly and severally liable for any tax due from the Seller's subsidiary. Although there can be no assurances, management believes, based on the opinion of its Brazilian legal counsel, that the Company should ultimately prevail in this action. The Company intends to challenge this action vigorously.

In December 2005, the Brazilian internal revenue authority issued to the Company's Brazilian subsidiary a tax assessment with interest and penalties of approximately $64 at the current exchange rate, based on a claim that certain purchases of U.S. Treasury bills by the subsidiary and their subsequent disposition during the period 2000 to 2001 were subject to a tax on foreign exchange transactions. The Company is disputing the assessment within the internal revenue authority's administrative appeals process. In October 2007, the Second Board of Taxpayers ruled in favor of the internal revenue authority. The Company intends to appeal this decision to the next administrative level. Although there can be no assurances, management believes, based on the opinion of its Brazilian legal counsel, that the tax assessment is without merit and that the Company should prevail either through administrative appeal or, if necessary, through further appeal in the Brazilian federal courts. The Company intends to challenge this assessment vigorously.

In February 2006, the Company learned that French competition authorities initiated an inquiry into potential competition law violations in France involving exchanges of competitive information and agreements on selling terms and conditions among a number of consumer goods companies in France, including the Company's French subsidiary. In February 2007, the Company learned that the Swiss competition authorities opened an investigation against the Company's GABA Holding AG (GABA) subsidiary regarding distribution policies, retail pricing and parallel trade. Governmental investigations or proceedings relating to competition law involving the Company have also been commenced in Romania and Germany. At this time, no formal claim for a fine or penalty has been made against the Company in any of the above matters. In February 2008, the federal competition authority in Germany imposed fines on four of the Company's competitors, but the Company was not fined due to its cooperation with the German authorities, consistent with the policy described below. The Company's policy is to comply with antitrust and competition laws and, if a violation of any such laws is found, to take appropriate remedial action and to cooperate fully with any related governmental inquiry. The Company has undertaken a comprehensive review of its selling practices and related competition law compliance in Europe and elsewhere and, where the Company has identified a lack of compliance, it is undertaking remedial action. While the Company cannot predict the final financial impact of these competition law issues as these matters may change, the Company has taken and will, if necessary, take additional reserves as appropriate.

In October 2007, a putative class action claiming that certain aspects of the cash balance portion of the Colgate-Palmolive Company Employees' Retirement Income Plan (the "Plan") do not comply with the Employee Retirement Income Security Act was filed against the Plan and the Company in the United States District Court for the Southern District of New York. Specifically, Proesel, et al. v. Colgate-Palmolive Company Employees' Retirement Income Plan, et al., alleges improper calculation of lump sum distributions, age discrimination and failure to satisfy minimum accrual requirements, thereby resulting in the underpayment of benefits to Plan participants. The Company is seeking to consolidate this case with two other putative class actions filed earlier in 2007 (Abelman, et al. v. Colgate-Palmolive Company Employees' Retirement Income Plan, et al. in the United States District Court for the Southern District of Ohio and Caulfield v. Colgate-Palmolive Company Employees' Retirement Income Plan in the United States District Court for the Southern District of Indiana) alleging improper calculation of lump sum distributions and, in the case of Abelman, claims for failure to satisfy minimum accrual requirements. The relief sought in the three actions includes recalculation of benefits in unspecified amounts, pre- and post-judgment interest, injunctive relief and attorneys' fees. None of the actions has been certified as a class action as yet. The Company intends to contest these actions vigorously.

While it is possible that the Company's cash flows and results of operations in a particular quarter or year could be materially affected by the impact of the above noted contingencies, it is the opinion of management that these matters will not have a material impact on the Company's financial position, on-going results of operations or cash flows.

Dollars in Millions Except Per Share Amounts

14. Segment Information

The Company operates in two product segments: Oral, Personal and Home Care; and Pet Nutrition. The operations of the Oral, Personal and Home Care segment are managed geographically in four reportable operating segments: North America, Latin America, Europe/South Pacific and Greater Asia/Africa. Management evaluates segment performance based on several factors, including Operating profit. The Company uses Operating profit as a measure of the operating segment performance because it excludes the impact of corporate-driven decisions related to interest expense and income taxes.

The accounting policies of the operating segments are generally the same as those described in Note 2. Intercompany sales have been eliminated. Corporate operations include restructuring and related implementation costs, stock-based compensation related to stock options and restricted stock awards, research and development costs, Corporate overhead costs, gains and losses on sales of non-core product lines and assets, and SFAS 88 charges. The Company reports these items within Corporate operations as they relate to Corporate-based responsibilities and decisions and are not included in the internal measures of segment operating performance used by the Company in order to measure the underlying performance of the business segments. Segment information regarding Net sales, Operating profit, Capital expenditures, Depreciation and amortization and Identifiable assets is detailed below:

Net sales	**2007**	2006	2005
Oral, Personal and Home Care			
North America[1]	**$ 2,720.8**	$ 2,590.8	$ 2,509.8
Latin America	**3,488.9**	3,019.5	2,623.8
Europe/South Pacific	**3,383.3**	2,952.3	2,845.9
Greater Asia/Africa	**2,337.6**	2,006.0	1,897.2
Total Oral, Personal and Home Care	**11,930.6**	10,568.6	9,876.7
Pet Nutrition[2]	**1,859.1**	1,669.1	1,520.2
Total Net sales	**$13,789.7**	$12,237.7	$11,396.9

(1) Net sales in the U.S. for Oral, Personal and Home Care were $2,362.5, $2,211.2 and $2,124.2 in 2007, 2006 and 2005, respectively.

(2) Net sales in the U.S. for Pet Nutrition were $958.6, $897.9 and $818.1 in 2007, 2006 and 2005, respectively.

Operating profit	**2007**	2006	2005
Oral, Personal and Home Care			
North America	**$ 666.8**	$ 550.1	$ 545.7
Latin America	**1,006.0**	872.9	698.0
Europe/South Pacific	**763.8**	681.2	619.8
Greater Asia/Africa	**362.8**	278.7	245.5
Total Oral, Personal and Home Care	**2,799.4**	2,382.9	2,109.0
Pet Nutrition	**487.8**	447.9	412.8
Corporate	**(634.1)**	(670.3)	(306.8)
Total Operating profit	**$2,653.1**	$2,160.5	$2,215.0

Capital expenditures	**2007**	2006	2005
Oral, Personal and Home Care			
North America	**$ 87.9**	$ 82.4	$ 39.3
Latin America	**127.0**	108.9	104.1
Europe/South Pacific	**123.4**	129.9	63.1
Greater Asia/Africa	**110.2**	83.8	117.9
Total Oral, Personal and Home Care	**448.5**	405.0	324.4
Pet Nutrition	**74.7**	26.8	28.5
Corporate	**59.9**	44.6	36.3
Total Capital expenditures	**$583.1**	$476.4	$389.2

Depreciation and amortization	**2007**	2006	2005
Oral, Personal and Home Care			
North America	**$ 59.6**	$ 69.9	$ 71.2
Latin America	**80.8**	73.4	67.1
Europe/South Pacific	**70.2**	69.9	76.6
Greater Asia/Africa	**58.0**	51.6	49.5
Total Oral, Personal and Home Care	**268.6**	264.8	264.4
Pet Nutrition	**30.8**	29.9	30.1
Corporate	**34.5**	34.0	34.8
Total Depreciation and amortization	**$333.9**	$328.7	$329.3

Identifiable assets	**2007**	2006	2005
Oral, Personal and Home Care			
North America	**$ 2,082.9**	$2,006.3	$1,918.0
Latin America	**2,640.0**	2,343.7	2,084.3
Europe/South Pacific	**2,757.2**	2,484.4	2,120.3
Greater Asia/Africa	**1,657.1**	1,504.8	1,336.5
Total Oral, Personal and Home Care	**9,137.2**	8,339.2	7,459.1
Pet Nutrition	**745.5**	646.9	614.3
Corporate[3]	**229.3**	151.9	433.7
Total Identifiable assets[4]	**$10,112.0**	$9,138.0	$8,507.1

(3) Corporate identifiable assets primarily consist of U.S. benefit plan assets (80%) and investments in equity securities (12%).

(4) Long-lived assets in the U.S., primarily property, plant and equipment and goodwill and other intangibles represented approximately one-third of total long-lived assets of $6,402.1, $5,719.6 and $5,629.3 in 2007, 2006 and 2005, respectively.

Effective January 1, 2006, the Company modified the geographic reporting structure of its Oral, Personal and Home Care segment in order to address evolving markets and more closely align countries with similar consumer needs and retail trade structures. Management responsibility for Eastern European operations, including Russia, Turkey, Ukraine and Belarus, was transferred to Greater Asia management, and responsibility for operations in the South Pacific, including Australia, was transferred to European management. The financial information for 2005 has been reclassified to conform to the new reporting structure.

Dollars in Millions Except Per Share Amounts

15. Supplemental Income Statement Information

Other (income) expense, net	2007	2006	2005
Minority interest	**$ 67.1**	$ 57.5	$ 55.3
Amortization of intangible assets	**18.2**	16.3	15.6
Equity (income)	**(3.7)**	(3.4)	(2.0)
Gains on sales of non-core product lines, net	**(48.6)**	(46.5)	(147.9)
2004 Restructuring Program	**55.6**	153.1	80.8
Pension and other retiree benefits SFAS 88 charges	**15.4**	—	34.0
Hill's limited voluntary recall	**12.6**	—	—
Investment losses (income)	**(1.5)**	(5.7)	19.7
Other, net	**6.2**	14.6	13.7
Total Other (income) expense, net	**$121.3**	$185.9	$ 69.2

Interest expense, net	2007	2006	2005
Interest incurred	**$ 172.9**	$ 170.0	$ 145.0
Interest capitalized	**(6.3)**	(3.4)	(2.5)
Interest income	**(10.0)**	(7.9)	(6.5)
Total Interest expense, net	**$ 156.6**	$ 158.7	$ 136.0

	2007	2006	2005
Research and development	**$ 247.0**	$ 241.5	$ 238.5
Advertising	**$1,545.7**	$1,320.3	$1,193.6

16. Supplemental Balance Sheet Information

Inventories	2007	2006
Raw materials and supplies	**$ 258.2**	$ 248.3
Work-in-process	**43.7**	45.4
Finished goods	**869.1**	714.7
Total Inventories	**$1,171.0**	$1,008.4

Inventories valued under LIFO amounted to $258.8 and $238.2 at December 31, 2007 and 2006, respectively. The excess of current cost over LIFO cost at the end of each year was $47.4 and $46.9, respectively. The liquidations of LIFO inventory quantities had no effect on income in 2007, 2006 and 2005.

Property, plant and equipment, net	2007	2006
Land	**$ 160.2**	$ 145.9
Buildings	**1,058.7**	962.3
Manufacturing machinery and equipment	**4,045.8**	3,794.8
Other equipment	**873.4**	792.0
	6,138.1	5,695.0
Accumulated depreciation	**(3,122.9)**	(2,998.9)
Total Property, plant and equipment, net	**$ 3,015.2**	$ 2,696.1

Other accruals	2007	2006
Accrued advertising	**$ 557.4**	$ 438.4
Accrued payroll and employee benefits	**323.4**	322.5
Accrued taxes other than income taxes	**101.2**	49.2
Restructuring accrual	**63.6**	64.7
Pension and other retiree benefits	**42.6**	44.3
Accrued interest	**28.6**	19.1
Other	**422.4**	378.9
Total Other accruals	**$1,539.2**	$1,317.1

Other liabilities	2007	2006
Minority interest	**$ 109.9**	$ 111.8
Pension and other retiree benefits	**880.7**	968.4
Other	**186.5**	147.5
Total Other liabilities	**$1,177.1**	$1,227.7

Accumulated Other Comprehensive Income

Accumulated other comprehensive income is comprised of cumulative foreign currency translation gains and losses, SFAS 158 unrecognized pension and other retiree benefit costs, unrealized gains and losses from derivative instruments designated as cash flow hedges and unrealized gains and losses from available-for-sale securities. At December 31, 2007 and 2006, accumulated other comprehensive income consisted primarily of aftertax SFAS 158 unrecognized pension and other retiree benefit costs of $313.7 and $477.6, respectively, and cumulative foreign currency translation adjustments of $1,348.7 and $1,598.9, respectively. Foreign currency translation adjustments in 2007 primarily reflect gains largely due to the strengthening of the Brazilian real, Swiss franc and Euro, while gains in 2006 primarily reflect the strengthening of the Brazilian real and Swiss franc.

Dollars in Millions Except Per Share Amounts

17. Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2007				
Net sales	**$3,213.9**	**$3,405.4**	**$3,528.2**	**$3,642.2**
Gross profit	**1,812.2**	**1,908.4**	**1,983.6**	**2,043.2**
Net income	**486.6**[1]	**415.8**[2]	**420.1**[3]	**414.9**[4]
Earnings per common share:				
Basic	**0.94**	**0.80**	**0.81**	**0.80**
Diluted	**0.89**[1]	**0.76**[2]	**0.77**[3]	**0.77**[4]
2006				
Net sales	$2,870.6	$3,014.3	$3,143.7	$3,209.1
Gross profit	1,563.5	1,633.1	1,728.4	1,776.6
Net income	324.5[5]	283.6[6]	344.1[7]	401.2[8]
Earnings per common share:				
Basic	0.62	0.54	0.65	0.77
Diluted	0.59[5]	0.51[6]	0.63[7]	0.73[8]

Note: Basic and diluted earnings per share are computed independently for each quarter presented. Accordingly, the sum of the quarterly earnings per share may not agree with the calculated full year earnings per share.

(1) Net income and diluted earnings per share for the first quarter of 2007 were increased by a net aftertax gain of $65.5 and $0.12, respectively, reflecting the net impact of a gain on the sale of the Company's household bleach business in Latin America, charges related to the 2004 Restructuring Program, a charge related to the limited voluntary product recall of certain Hill's feline products and tax adjustments that consist of the reduction of a tax loss carryforward valuation allowance in Brazil, partially offset by tax provisions for the recapitalization of certain overseas subsidiaries.

(2) Net income and diluted earnings per share for the second quarter of 2007 were reduced by an aftertax charge of $41.7 and $0.08, respectively, reflecting charges related to the 2004 Restructuring Program.

(3) Net income and diluted earnings per share for the third quarter of 2007 were reduced by a net aftertax charge of $46.3 and $0.09, respectively, reflecting the net impact of charges related to the 2004 Restructuring Program and a charge associated with certain pension obligations in accordance with Statement of Financial Accounting Standards (SFAS) No. 88, "Employers' Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

(4) Net income and diluted earnings per share for the fourth quarter of 2007 were reduced by an aftertax charge of $75.8 and $0.14, respectively, reflecting charges related to the 2004 Restructuring Program.

(5) Net income and diluted earnings per share for the first quarter of 2006 were reduced by an aftertax charge of $46.8 and $0.09, respectively, reflecting charges related to the 2004 Restructuring Program.

(6) Net income and diluted earnings per share for the second quarter of 2006 were reduced by an aftertax charge of $115.9 and $0.21, respectively, reflecting charges related to the 2004 Restructuring Program.

(7) Net income and diluted earnings per share for the third quarter of 2006 were reduced by an aftertax charge of $58.5 and $0.10, respectively, reflecting charges related to the 2004 Restructuring Program.

(8) Net income and diluted earnings per share for the fourth quarter of 2006 were reduced by a net aftertax charge of $26.9 and $0.05, respectively, reflecting the net impact of a gain on the sale of the Company's household bleach business in Canada and charges related to the 2004 Restructuring Program.

Dollars in Millions Except Per Share Amounts

Market and Dividend Information

The Company's common stock is listed on the New York Stock Exchange. The trading symbol for the common stock is CL. Dividends on the common stock have been paid every year since 1895, and the Company's regular common stock dividend payments have increased for 45 consecutive years.

Market Price of Common Stock

Quarter Ended	**2007 High**	**2007 Low**	2006 High	2006 Low
March 31	**$68.87**	**$65.10**	$58.28	$53.70
June 30	**68.15**	**64.44**	61.51	56.26
September 30	**71.62**	**64.91**	62.57	58.22
December 31	**80.64**	**71.38**	66.83	59.79
Year-end Closing Price	**$77.96**		$65.24	

Dividends Paid Per Common Share

Quarter Ended	**2007**	2006
March 31	**$0.32**	$0.29
June 30	**0.36**	0.32
September 30	**0.36**	0.32
December 31	**0.36**	0.32
Total	**$1.40**	$1.25

Stock Price Performance Graphs

The graphs shown below compare cumulative total stockholder returns on the Colgate-Palmolive Common Stock against the S&P Composite-500 Stock Index and a peer company index for a twenty-year period, ten-year period and a five-year period each ending December 31, 2007.

The companies included in the peer company index are consumer products companies that have both domestic and international businesses. These companies are: Avon Products, Inc., The Clorox Company, Kimberly-Clark Corporation, The Procter & Gamble Company and Unilever (N.V. and plc).


20-Year Stock Price Performance Graph
(Dollars)
2,500
1,900
1,300
700
100
0
'87 '89 '91 '93 '95 '97 '99 '01 '03 '05 '07
10-Year Stock Price Performance Graph
(Dollars)
250
200
150
100
50
0
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07
5-Year Stock Price Performance Graph
(Dollars)
250
200
150
100
50
0
'02 '03 '04 '05 '06 '07

	'87	'89	'91	'93	'95	'97	'99	'01	'03	'05	'07
Colgate	100	173	281	375	445	970	1,759	1,599	1,428	1,629	2,412
S&P 500	100	154	194	230	321	526	818	655	657	764	933
Peer Group	100	162	227	270	393	704	878	780	977	1,126	1,595

	'97	'98	'99	'00	'01	'02	'03	'04	'05	'06	'07
Colgate	100	128	181	182	165	152	147	153	168	204	249
S&P 500	100	129	156	141	125	97	125	139	145	168	178
Peer Group	100	124	125	113	111	119	139	156	160	188	227

	'02	'03	'04	'05	'06	'07
Colgate	100	97	101	111	134	164
S&P 500	100	129	143	150	173	183
Peer Group	100	116	131	134	157	190

Ten-Year Financial Summary[1]

For the years ended December 31,	**2007**	2006	2005	2004	2003
Continuing Operations					
Net sales[2]	**$13,789.7**	$12,237.7	$11,396.9	$10,584.2	$9,903.4
Results of operations:					
Net income	**1,737.4**[3]	1,353.4[4]	1,351.4[5]	1,327.1[6]	1,421.3
Per share, basic	**3.35**[3]	2.57[4]	2.54[5]	2.45[6]	2.60
Per share, diluted	**3.20**[3]	2.46[4]	2.43[5]	2.33[6]	2.46
Depreciation and amortization expense	**333.9**	328.7	329.3	327.8	315.5
Financial Position					
Current ratio	**1.1**	1.0	1.0	1.0	1.0
Property, plant and equipment, net	**3,015.2**	2,696.1	2,544.1	2,647.7	2,542.2
Capital expenditures	**583.1**	476.4	389.2	348.1	302.1
Total assets	**10,112.0**	9,138.0	8,507.1	8,672.9	7,478.8
Long-term debt	**3,221.9**	2,720.4	2,918.0	3,089.5	2,684.9
Shareholders' equity	**2,286.2**	1,410.9	1,350.1	1,245.4	887.1
Share and Other					
Book value per common share	**4.53**	2.81	2.67	2.43	1.71
Cash dividends declared and paid per common share	**1.40**	1.25	1.11	0.96	0.90
Closing price	**77.96**	65.24	54.85	51.16	50.05
Number of common shares outstanding (in millions)	**509.0**	512.7	516.2	526.6	533.7
Number of common shareholders of record	**32,200**	33,400	35,000	36,500	37,700
Average number of employees	**36,000**	34,700	35,800	36,000	36,600

Glossary of Terms

- **Colgate Business Planning (CBP):** an end-to-end commercial budgeting and planning process, enabled by SAP software, that allows us to set goals 18 months in advance for customers and brands, and allows us to measure performance against those goals, helping to drive efficient commercial investment, and therefore market share and margin growth.
- **Integrated Marketing Communications:** insight-driven marketing campaigns that deliver a consistent message across all relevant consumer touchpoints, including television, print, internet and special events among others, with special emphasis on the home, the dental and veterinary professions, and the store.
- **Market Share:** the percentage of a category or segment's retail sales obtained by one brand or company. In this report, market shares are based on value share data provided primarily by ACNielsen. Global or regional shares are a weighted average of markets where Colgate competes and purchases third-party syndicated data.
- **Multifunctional Customer Development Team:** a team of Colgate professionals specializing in different functions (i.e., Sales, Finance, Customer Service/Logistics) that is organized around a customer, group of customers, channel or geography in order to match the customer's multidisciplinary needs.
- **Oral Health Month:** focused on consumers of all ages, this comprehensive oral health initiative includes a variety of programs such as consumer promotions, free dental checkups and in-school oral hygiene instruction. Since 1998, these programs continue to increase consumption while further expanding Colgate's partnership with the dental profession.
- **Shopper Marketing:** motivating targeted shoppers to choose Colgate products, and at the same time building brand equity.
- **Unit Volume Growth:** growth in product units sold, weighted to reflect price per unit.
- **2004 Restructuring Program:** a four-year restructuring and business-building program, commenced in December 2004, designed to enhance the Company's global leadership positions in its core businesses, accelerate growth and generate additional savings throughout the income statement.
- **2005 Other Items:** includes three items: the gain on sale of the Company's heavy-duty laundry detergent business in North America, an income tax charge for incremental repatriation of foreign earnings related to the American Jobs Creation Act and a pension charge associated with the remeasurement of certain pension obligations as required by SFAS No. 88, "Employers' Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."
- **2006 Other Items:** includes one item: the gain on sale of the Company's household bleach business in Canada.
- **2007 Other Items:** includes four items: the gain on sale of the Company's household bleach business in Latin America, a charge related to the limited voluntary product recall of certain Hill's feline products, tax adjustments that consist of the reduction of a tax loss carryforward valuation allowance in Brazil, partially offset by tax provisions for the recapitalization of certain overseas subsidiaries, and a charge associated with certain pension obligations in accordance with SFAS No. 88, "Employers' Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

Dollars in Millions Except Per Share Amounts

2002	2001	2000	1999	1998
$9,294.3	$9,084.3	$9,004.4	$8,801.5	$8,660.8
1,288.3	1,146.6	1,063.8	937.3	848.6
2.33	2.02	1.81	1.57	1.40
2.19	1.89	1.70	1.47	1.30
296.5	336.2	337.8	340.2	330.3
1.0	1.0	1.0	1.0	1.1
2,491.3	2,513.5	2,528.3	2,551.1	2,589.2
343.7	340.2	366.6	372.8	389.6
7,087.2	6,984.8	7,252.3	7,423.1	7,685.2
3,210.8	2,812.0	2,536.9	2,243.3	2,300.6
350.3	846.4	1,468.1	1,833.7	2,085.6
0.69	1.54	2.57	3.14	3.53
0.72	0.675	0.63	0.59	0.55
52.43	57.75	64.55	65.00	46.44
536.0	550.7	566.7	578.9	585.4
38,800	40,900	42,300	44,600	45,800
37,700	38,500	38,300	37,200	38,300

(1) All share and per share amounts have been restated to reflect the 1999 two-for-one stock split.

(2) Net sales amounts for 2001 and prior have been revised to reflect the reclassification of certain sales incentives and promotional expenses from selling, general and administrative expenses to a reduction of net sales and cost of sales in accordance with new accounting standards.

(3) Net income and earnings per share in 2007 include a gain for the sale of the Company's household bleach business in Latin America of $29.7 aftertax and an income tax benefit of $73.9 related to the reduction of a tax loss carryforward valuation allowance in Brazil, partially offset by tax provisions for the recapitalization of certain overseas subsidiaries. These gains were more than offset by $183.7 of aftertax charges associated with the 2004 Restructuring Program, $10.0 of SFAS 88 charges and $8.2 of charges related to the limited voluntary recall of certain Hill's Pet Nutrition feline products.

(4) Net income and earnings per share in 2006 include a gain for the sale of the Company's household bleach business in Canada of $38.2 aftertax. This gain was more than offset by $286.3 of aftertax charges associated with the 2004 Restructuring Program and $48.1 of aftertax charges related to the adoption of SFAS 123R.

(5) Net income and earnings per share in 2005 include a gain for the sale of heavy-duty laundry detergent brands in North America and Southeast Asia of $93.5 aftertax. This gain was more than offset by $145.1 of aftertax charges associated with the 2004 Restructuring Program, $40.9 of income taxes for incremental repatriation of foreign earnings related to the American Jobs Creation Act and $22.7 aftertax of non-cash pension and other retiree benefit charges.

(6) Net income and earnings per share in 2004 include $48.0 of aftertax charges associated with the 2004 Restructuring Program.

Colgate's Bright Smiles, Bright Futures Program Reaches Key Milestone

Since 1991, Colgate's largest and most comprehensive global oral health initiative, "Bright Smiles, Bright Futures," has been providing oral health education to children and their families around the world. As of 2007, this program has reached over 500 million children in 80 countries in 30 languages.

Poland



Colgate's Corporate Governance Commitment



Governance is an ongoing commitment shared by our Board of Directors, our Management and all other Colgate people. At Colgate, we believe strongly that good corporate governance accompanies and greatly aids our long-term business success. This success has been the direct result of Colgate's key business strategies, including its focus on core product categories and global brands, people development programs emphasizing "pay for performance" and the highest business standards. Colgate's Board has been at the center of these key strategies, helping to design and implement them, and seeing that they guide the Company's operations.

Our Board of Directors is independent, experienced and diverse.

The Board believes that an independent director should be free of any relationship with Colgate or its senior management that may in fact or appearance impair the director's ability to make independent judgments, and has adopted strict independence standards based on this principle. From 1989 to 2007, Colgate's Board of Directors was comprised entirely of outside independent directors, with the exception of Reuben Mark, Chairman and CEO. Now, with Mr. Mark having retired as CEO and continuing as Chairman and Mr. Cook having been elected to the Board as CEO, eight of Colgate's ten directors are independent and only two are current or former members of Colgate management. As its present directors exemplify, Colgate also values experience in business, education and public service fields, international experience, educational achievement, strong moral and ethical character and diversity. To further enhance the Board's independence, the independent directors of the Board meet regularly in executive session without the Chairman or the CEO present. These sessions are led by a presiding director, whose role is described in Colgate's Corporate Governance Guidelines. Each independent director serves a one-year term as presiding director in accordance with an established schedule.

Our Board focuses on key business priorities and leadership development.

The Board plays a major role in developing Colgate's business strategy. It reviews the Company's strategic plan and receives detailed briefings throughout the year on critical aspects of its implementation. The Board also has extensive involvement in succession planning and people development with special focus on CEO succession. It discusses potential successors to key executives and examines backgrounds, capabilities and appropriate developmental assignments.

Open communication between and among directors and management fosters effective oversight.

Both inside and outside the boardroom, Colgate's directors have frequent and direct contact with Colgate's management. Key senior managers regularly join the directors during Board meetings and in more informal settings, and together they actively participate in candid discussions of various business issues. Between scheduled Board meetings, directors are invited to, and often do, contact senior managers with questions and suggestions. Communication among the directors is enhanced by the relatively small size of Colgate's Board, which fosters openness and active discussion, and by regular meetings of the independent directors without the Chairman or the CEO present.

Established policies guide governance and business integrity.

First formalized in 1996, Colgate's "Guidelines on Significant Corporate Governance Issues" are reviewed periodically to ensure that they are state-of-the-art. Formal charters define the duties of each Board committee and guide their execution. Colgate's Corporate Governance Guidelines and all Committee Charters are available on our web site at www.colgate.com. Additionally, the Board sponsors the Company's Code of Conduct and Business Practices Guidelines, which promote the highest ethical standards in all of the Company's business dealings.

Our Board plays an active role overseeing the integrity of the financial statements of the Company.

The Board is committed to the quality, integrity and transparency of Colgate's financial reports. This commitment is reflected in Colgate's long-standing policies and procedures, including an internal audit group monitoring financial controls worldwide, independent auditors who have a broad mandate and an independent Audit Committee overseeing these areas.

Good governance is the responsibility of all Colgate people.

Colgate people worldwide are committed to living our global values of Caring, Global Teamwork and Continuous Improvement in all aspects of our business. By managing with respect, Colgate people create an environment of open communication, teamwork and personal responsibility. A constant dedication to good governance shapes our Colgate culture and ultimately leads to good business results.

Good governance thrives from continuous improvement.

The Board has established a formal procedure to evaluate annually its overall performance against criteria that the Board has determined are important to its success. These criteria include financial oversight, succession planning, compensation, corporate governance, strategic planning and Board structure and role. The Board's committees also conduct annual self-evaluations, examining their overall performance against their Committee Charters and instituting new practices to strengthen their effectiveness. Complementing the Board and committee self-evaluations, the Board has also developed an individual director evaluation process under which directors evaluate their peers every few years. This valuable feedback is shared with each director to identify areas of strength and areas of focus for enhanced effectiveness. Also in 2007, all members of the Board attended a director education program that was designed specifically for Colgate and led by an expert external faculty with relevant judicial, legal, business and board experience.

Your Board of Directors






Reuben Mark
Chairman of the Board of Colgate-Palmolive Company. Mr. Mark joined Colgate in 1963 and held a series of significant positions in the United States and abroad before serving as Colgate's Chief Executive Officer from 1984 to 2007. Elected director in 1983 and chairman in 1986. Age 69

Ian Cook
President and Chief Executive Officer of Colgate-Palmolive Company. Mr. Cook joined Colgate in the United Kingdom in 1976 and progressed through a series of senior management roles around the world. He became Chief Operating Officer in 2004, with responsibility for operations in North America, Europe, Central Europe, Asia and Africa. In 2005, Mr. Cook was promoted to President and Chief Operating Officer, responsible for all Colgate operations worldwide, and was elected President and Chief Executive Officer in 2007. Elected director in 2007. Age 55

John T. Cahill
Independent Director
Former Chairman, The Pepsi Bottling Group, Inc. Mr. Cahill joined PepsiCo in 1989 and held multiple senior financial and operating leadership positions there and at The Pepsi Bottling Group, Inc. (PBG). In 2001, he was named Chief Executive Officer of PBG and, in 2003, Chairman and CEO. He was appointed Executive Chairman of PBG in 2006 and held that position until 2007. Elected director in 2005. Age 50

Jill K. Conway
Independent Director
Visiting Scholar, Program in Science, Technology and Society at Massachusetts Institute of Technology since 1985. Mrs. Conway was President of Smith College from 1975 to 1985. Elected director in 1984. Age 73

Ellen M. Hancock
Independent Director
Former President of Jazz Technologies and President and Chief Operating Officer of its predecessor Acquicor Technology, Inc. from 2005 to 2007. Mrs. Hancock previously was the Chairman and Chief Executive Officer of Exodus Communications, Inc. from 2000 to 2001, Executive Vice President of R&D and Chief Technology Officer at Apple Computer Inc., Executive Vice President and COO at National Semiconductor, and Senior Vice President at IBM. Elected director in 1988. Age 64







David W. Johnson
Independent Director
Chairman Emeritus of Campbell Soup Company. Mr. Johnson previously was Campbell Chairman from 1993 to 1999 and President and Chief Executive Officer from 1990 to 1997 and March 2000 to January 2001. From 1987 to 1989, he variously served as Chairman, Chief Executive Officer and President of Gerber Products Company. Elected director in 1991. Age 75

Richard J. Kogan
Independent Director
Former President and Chief Executive Officer of Schering-Plough Corporation from 1996 to 2003. Mr. Kogan was also Chairman of Schering-Plough Corporation from 1998 to 2002. Mr. Kogan joined Schering-Plough as Executive Vice President, Pharmaceutical Operations in 1982 and became President and Chief Operating Officer of that company in 1986. Elected director in 1996. Age 66

Delano E. Lewis
Independent Director
Senior Fellow, New Mexico State University since 2006. Former U.S. Ambassador to South Africa from December 1999 to July 2001. Mr. Lewis served as the Chief Executive Officer and President of National Public Radio from 1994 to 1998, and President and Chief Executive Officer of Chesapeake & Potomac Telephone Company from 1988 to 1993, having joined that company in 1973. Director from 1991 to 1999 and since 2001. Age 69

J. Pedro Reinhard
Independent Director
Former Executive Vice President and Chief Financial Officer of The Dow Chemical Company (Dow) from 1995 to 2005. Mr. Reinhard previously held a series of senior international, financial and operating positions at Dow, which he joined in 1970. Elected director in 2006. Age 62

Welcome,
Stephen I. Sadove
Independent Director
Chairman and Chief Executive Officer of Saks Incorporated (Saks). Mr. Sadove joined the management team of Saks as Vice Chairman in 2002, serving as Chief Operating Officer from 2004 to 2006. Mr. Sadove has served as Chief Executive Officer of Saks since 2006 and was named Chairman in 2007. Prior to joining Saks, Mr. Sadove held a series of key positions at Bristol-Myers Squibb Company. Elected director in 2007. Age 56

Audit Committee: David W. Johnson, Chair, Jill K. Conway, Ellen M. Hancock, Richard J. Kogan
Nominating and Corporate Governance Committee: Delano E. Lewis, Chair, Jill K. Conway, Deputy Chair, Ellen M. Hancock, David W. Johnson, Stephen I. Sadove
Finance Committee: Ellen M. Hancock, Chair, John T. Cahill, Richard J. Kogan, Delano E. Lewis, J. Pedro Reinhard
Personnel and Organization Committee: Richard J. Kogan, Chair, John T. Cahill, Deputy Chair, Jill K. Conway, David W. Johnson, Delano E. Lewis, J. Pedro Reinhard, Stephen I. Sadove

Your Management Team



***Ian M. Cook,** 55
President and
Chief Executive Officer

Mr. Cook joined Colgate in the United Kingdom in 1976 and progressed through a series of senior management roles around the world. He became Chief Operating Officer in 2004, with responsibility for operations in North America, Europe, Central Europe, Asia and Africa. In 2005, Mr. Cook was promoted to President and Chief Operating Officer, responsible for all Colgate operations worldwide, and was promoted to Chief Executive Officer in 2007. Elected director in 2007.

***Michael J. Tangney,** 63
Chief Operating Officer, Colgate-Europe, Greater Asia/Africa

Mr. Tangney joined Colgate in 1971 and held various U.S. and international management positions in Latin America and Europe. He was appointed to his current position in 2007, having most recently been Executive Vice President and President, Colgate-Latin America.

***Stephen C. Patrick,** 58
Chief Financial Officer

Joined Colgate in 1982 after having been a Manager at Price Waterhouse. Before being named CFO in 1996, Mr. Patrick held a series of key financial positions, including Vice President and Corporate Controller and Vice President-Finance for Colgate-Latin America.

***Andrew D. Hendry,** 60
Senior Vice President, General Counsel and Secretary

Joined Colgate in 1991 from Unisys, where he was Vice President and General Counsel. A graduate of Georgetown University and NYU Law School, Mr. Hendry has also been a corporate attorney at a New York law firm and at Reynolds Metals Company (now part of Alcoa, Inc.).

Mitchell Abrahamsen
VP, Hill's Pet Nutrition

Manuel Arrese
VP, Chief Procurement Officer

Todd Atwood
VP, Colgate-Latin America

David P. Bencze
VP, Colgate-North America

Andrea Bernard
VP, Global Legal

***Philip A. Berry**
VP, Global Workplace Initiatives

Joseph M. Bertolini
VP, Global Budget & Planning

Mauricio Boscan
VP, Colgate-Latin America

Peter Brons-Poulsen
VP & GM, GABA International

Hans Brouwer
VP & GM, Colgate-South Africa

Don Buchner
VP, Hill's Pet Nutrition

Stuart D. Burkhead
VP, Hill's Pet Nutrition

Nigel B. Burton
President, Global Oral Care

Marsha Butler
VP, Global Oral Care

Roger Calmeyer
VP & GM, Colgate-South Asia Region

Antonio Caro
VP, Global Customer Development

Wayne Carter
VP, Hill's Pet Nutrition

Jay Cassidy
VP, Audit

Thomas M. Chappell
Chief Executive Officer, Tom's of Maine

Peter C. Chase
VP, Global Consumer & Market Knowledge

Jim Clark
VP, Global Business Services

Martin J. Collins
VP, Global Human Resources

Stephen J. Conboy
VP, Colgate-U.S.

Michael A. Corbo
VP, Global Supply Chain

Mike Crowe
VP, Global Information Technology

Graeme D. Dalziel
VP & GM, Colgate-France

S. Peter Dam
President, Colgate-Brazil

***Alec de Guillenchmidt**
President, Colgate-Europe/South Pacific

Mukul Deoras
VP & GM, Global Personal Care

Bill DeVizio
VP, Global R&D

Robert W. Dietz
VP, Global Supply Chain

Catherine Dillane
VP, Colgate-North America

***Hector I. Erezuma**
VP, Taxation

Joergen Erichsen
VP & GM, Hill's Pet Nutrition-Europe

Bradley Farr
VP & GM, Colgate-Southern Cone/Latin America

James S. Figura
VP, Global Consumer Insights

***Edward J. Filusch**
VP & Corporate Treasurer

Jean-Luc Fischer
VP & GM, Global Home Care

Laura Flavin
VP, Global Human Resources

Stephen J. Fogarty
VP, Worldwide Shopper Marketing

Chester P.W. Fong
VP, Colgate-Greater Asia

Robert E. Frazier
VP, Colgate-Latin America

***Fabian Garcia**
EVP, President, Colgate-Latin America & Global Sustainability

Diana Geofroy
VP, Colgate-Latin America

Peggy Gerichter
VP & GM, Colgate-Central American Region

***Nina D. Gillman**
VP, Deputy General Counsel & Assistant Secretary

Stefan S. Gorkin
VP, Global Human Resources

Peter Graylin
VP, Colgate-Greater Asia

Tom Greene
VP, Chief Information Officer

***David R. Groener**
VP, Global Supply Chain

Jan Guifarro
VP, Corporate Communications

John Guiney
VP, Colgate-Greater Asia

Luis Gutierrez
VP & GM, Colgate-West Andean Region/Latin America

Jack J. Haber
VP, Global Advertising & e-Business

Suzan F. Harrison
VP, Colgate-U.S.

Roland Heincke
VP, Colgate-Europe/South Pacific

***Dennis J. Hickey**
VP & Corporate Controller

Sheila A. Hopkins
VP & GM, Professional Oral Care

Al Horning
VP, Hill's Pet Nutrition

Stuart A. Hulke
VP, Global Supply Chain

***John J. Huston**
VP, Office of The Chairman

N. Jay Jayaraman
VP, Global Oral Care

Scott W. Jeffery, Jr.
President, Colgate-Canada

Malcolm Jones
VP, Global Strategy & Planning

Robert G. Kirkpatrick
VP, Global Media

Joy D. Klemencic
VP, Hill's Pet Nutrition

Betty M. Kong
VP, Global Supply Chain

Yoshio Koshimura
VP & GM, Hill's Pet Nutrition-Asia Pacific

Wojciech Krol
VP & GM, Colgate-Poland & Baltics

Andrea Lagioia
VP & GM, Colgate-South Pacific

Leo Laitem
VP, Global R&D

William H. Lunderman
VP, Global Business Development

Louis Mancinelli
VP, Colgate-Europe/South Pacific

***Daniel B. Marsili**
VP, Global Human Resources

***Ronald T. Martin**
VP, Global Social Responsibility

***Seamus E. McBride**
EVP, President, Colgate-North America & Worldwide Commercial Effectiveness

Beth McQuillan
VP, Global Legal

Maria Fernanda Mejia
VP, Colgate-Europe/South Pacific

Cesar Melo
VP & GM, Global Toothbrush Division

Richard Mener
President, Colgate-Africa/Middle East

***Franck J. Moison**
President, Global Business Development & Technology

Steven K. Morse
VP, Hill's Pet Nutrition

Andrea Motyka
VP, Global R&D

Josue M. Muñoz
VP, Colgate-Europe/South Pacific

Francisco Muñoz Ramirez
VP & GM, Colgate-Russia

James A. Napolitano
VP, Colgate-U.S.

Jean-Marc Navez
VP, Colgate-France

***Rosemary Nelson**
VP, Deputy General Counsel, Operations

Talulla R. Newsome
VP, Global Business Development and Global R&D

Debra Nichols
VP, Hill's Pet Nutrition

Tom O'Brien
Chief Operating Officer, Tom's of Maine

Ellen Park
VP, Global Legal

Randy Partee
VP, Hill's Pet Nutrition

Terrell Partee
VP, Global R&D

Chris E. Pedersen
VP & GM, Colgate-United Kingdom & Ireland

Brent Peterson
VP, Colgate-Greater Asia

Joan Pierce
VP, Global Supply Chain

Robert C. Pierce
VP, Global R&D

Hans L. Pohlschroeder
VP, Treasury

Ricardo Ramos
VP & GM, Colgate-Venezuela

Katherine Hargrove Ramundo
VP, Colgate-Europe/South Pacific

Peter Richardson
VP, Colgate-Greater Asia

Mary Beth Robles
VP, Global R&D

Louis Ruggiere
VP & GM, Wal-Mart

Bernal Saborio
VP, Colgate-Latin America

Jeff Salguero
VP, Global Advertising

***Derrick E.M. Samuel**
President, Global Technology

Scott Sherwood
VP & GM, Colgate-Iberia

Phil Shotts
VP & Assistant Corporate Controller

James H. Shoultz
VP & GM, Colgate-East West Africa Region

***Justin Skala**
President, Colgate-Greater Asia

Michael Sload
VP & GM, Colgate-Nordic Group

Leonard D. Smith
VP, Finance, Global Customer Development & Advertising

Andreas Somers
VP, Global R&D

Rick Spann
VP, Global Supply Chain

Neil Stout
VP, Hill's Pet Nutrition

***Bina H. Thompson**
VP, Investor Relations

Neil Thompson
President, Hill's Pet Nutrition-Americas

Heiko Tietke
VP & GM, Colgate-Germany & Chairman, GABA International

***Ed Toben**
SVP, Global Information Technology & Business Services

Linda Topping
VP, Global Supply Chain

Panagiotis Tsourapas
VP & GM, Colgate-Greece

Patricia Verduin
VP, Global R&D

Daniel A. Vettoretti
VP & GM, Colgate-Italy

Anthony R. Volpe
VP, Global Oral Care

Noel R. Wallace
President & GM, Colgate-Mexico

Katherine S. Weida
VP, Global Legal

***Robert C. Wheeler**
Chief Executive Officer, Hill's Pet Nutrition

Richard J. Wienckowski
VP, Hill's Pet Nutrition

David K. Wilcox
VP, Global R&D

Francis M. Williamson
VP, Colgate-Latin America

***Greg Woodson**
VP, Chief Ethics & Compliance Officer

Juan Pablo Zamorano
VP & GM, Colgate-China

Julie A. Zerbe
VP, Global Human Resources

*Corporate Officer

Shareholder Information

Corporate Offices
Colgate-Palmolive Company
300 Park Avenue
New York, NY 10022-7499
(212) 310-2000

Stock Exchanges
The common stock of Colgate-Palmolive Company is listed and traded on The New York Stock Exchange under the symbol CL and on other world exchanges including Frankfurt, London, Zurich and Euronext.

CL Listed NYSE

SEC and NYSE Certifications
The certifications of Colgate's Chief Executive Officer and Chief Financial Officer, required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to Colgate's 2007 Annual Report on Form 10-K. In addition, in 2007, Colgate's Chief Executive Officer submitted the annual certification to the NYSE regarding Colgate's compliance with the NYSE corporate governance listing standards.

Transfer Agent and Registrar
Our transfer agent can assist you with a variety of shareholder services, including change of address, transfer of stock to another person, questions about dividend checks and Colgate's Direct Stock Purchase Plan:

The Bank of New York Mellon
Shareowner Services
PO Box 358035
Pittsburgh, PA 15252-8035
1-800-756-8700 or (201) 680-6685

E-mail:
Colgateshareowners@bankofny.com
Internet address:
www.bnymellon.com/shareowner/isd
Hearing impaired: TDD: 1-800-231-5469

Direct Stock Purchase Plan
A Direct Stock Purchase Plan is available through The Bank of New York Mellon, our transfer agent. The Plan includes dividend reinvestment options, offers optional cash investments by check or automatic monthly payments, as well as many other features. If you would like to learn more about the Plan or to enroll, please contact our transfer agent, at 1-800-756-8700 to request a Plan brochure and the forms needed to start the process.

Annual Meeting
Colgate shareholders are invited to attend our annual meeting. It will be held on Thursday, May 8, 2008 at 10:00 a.m. in the Broadway Ballroom of the Marriott Marquis Hotel, Sixth Floor, Broadway at 45th Street, New York, NY. Even if you plan to attend the meeting, please vote by proxy. You may do so by using the telephone, the Internet or your proxy card.

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP

Communications to the Board of Directors
Shareholders and other interested parties are encouraged to communicate directly with the Company's independent directors by sending an e-mail to directors@colpal.com or by writing to Directors, c/o Office of the General Counsel, Colgate-Palmolive Company, 300 Park Avenue, 11th Floor, New York, NY 10022-7499. Shareholders and other interested parties may also communicate with individual independent directors and committee chairs by writing to them at the above mailing address, in care of the Office of the General Counsel. Under procedures established by the Company's independent directors, each letter and e-mail sent in accordance with these instructions is reviewed by the Legal Department and, unless such communications fall within certain categories (which are listed on the "Contact the Board" page at www.colgate.com), distributed to all of the independent directors or to individual directors, as appropriate, with copies to the Office of the Chairman.

Financial Information
Financial results, dividend news and SEC filings are available on Colgate's Internet site: www.colgate.com

Colgate also offers earnings information, dividend news and other corporate announcements toll-free at 1-800-850-2654. The information can be read to the caller and can also be received by mail or fax.

Investor Relations/Reports
Copies of annual reports, press releases, company brochures, Forms 10-K and other filings and publications are available without charge from the Investor Relations Department:

- by mail, directed to the corporate address
- by e-mail, investor_relations@colpal.com
- by calling 1-800-850-2654 or by calling Investor Relations at (212) 310-2575

Individual investors with other requests:

- please write Investor Relations at the corporate address or
- call (212) 310-2575

Institutional Investors:

- call Bina Thompson at (212) 310-3072

Other Reports
You can obtain a copy of Colgate's World Fact Sheet, Code of Conduct, Advertising Placement Policy Statement, Product Safety Research Policy, Quality Policy, Environmental, Occupational Health & Safety Policy and Our History by writing to Consumer Affairs at Colgate-Palmolive Company, 300 Park Avenue, New York, NY 10022-7499. Colgate: Respecting The World Around Us—Living Our Values For Sustainability is available on Colgate's Internet site at www.colgate.com.

Consumer Affairs
For Oral, Personal and Home Care
1-800-468-6502
For Hill's Pet Nutrition
1-800-445-5777

Corporate Communications
(212) 310-2199


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. BV-COC-080101
© 1996 Forest Stewardship Council
FSC

Design by Robert Webster Inc. (RWI), www.rwidesign.com

Printing by Acme Printing Company
Typography by Grid Typographic Services, Inc.
Major photography by Richard Alcorn


COLGATE-PALMOLIVE COMPANY
300 Park Avenue New York, NY 10022-7499

